ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat.

NOTICE is hereby given that the **FIFTIETH** Annual General Meeting of the Members of **ADITYA BIRLA NUVO LIMITED** will be held at the Registered Office of the Company at Indian Rayon Compound, Veraval 362 266, Gujarat on Wednesday, the 1st day of August 2007 at 11.00 a.m. to transact, with or without modifications, as may be permissible, the following business: -

1. To receive, consider and adopt the Audited Balance Sheet as at 31st March 2007 and Profit and Loss Account for the year ended 31st March, 2007 and the Reports of the Directors and Auditors of the Company.

2. To confirm the payment of Interim Dividend as the final dividend on the equity shares of the Company for the financial year ended 31st March, 2007.

3. To appoint a Director in place of Ms. Tarjani Vakil, who retires from office by rotation, and being eligible, offers herself for re-appointment.

4. To appoint a Director in place of Mr. S.C. Bhargava, who retires from office by rotation, and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of Mr. H.J. Vaidya, who retires from office by rotation, and being eligible, offers himself for re-appointment.

6. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, relating to the appointment of the Auditors of the Company: -

   "RESOLVED THAT in conformity with the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. S.R. Batliboi & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby re-appointed as the Joint Statutory Auditors of the Company to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Board/Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding service tax, if any)."

7. To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions, relating to the appointment of the Branch Auditors of the Company: -

   (i) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby re-appointed as the Branch Auditors of the Company to audit the accounts in respect of the Company's Hi-Tech Carbon Division, Renukoot, Hi-Tech Carbon Division, Gummidipoondi and Financial Services Division, Mumbai to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid three divisions as may be decided by the Board/Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

   (ii) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. K.S.Aiyar & Co., Chartered Accountants, Mumbai, the retiring Joint Branch Auditors, be and are hereby reappointed as the Joint Branch Auditors of the Company to audit the accounts in respect of the Company's Indian Rayon Division at Veraval to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such

remuneration to each of them as may be decided by the Board/Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

(iii) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Jaya Shree Textiles Division, Rishra, Rajashree Syntex Division, Midnapur, Insulator Division (Domestic Marketing) Halol/ Rishra, Indo Gulf Fertilisers, Jagdishpur to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid Divisions as may be decided by the Board/ Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

(iv) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Deloitte, Haskins & Sells, Chartered Accountants, Bangalore, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Madura Garments Division, Bangalore to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration as may be decided by the Board/ Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

8. To consider, and if thought fit, to pass the following Resolution as a Special Resolution: -

"RESOLVED THAT pursuant to Article 99A of the Company's Articles of Association and in conformity with the provisions of Section 260 of the Companies, Act, 1956, Dr. Bharat K. Singh (who was appointed as an Additional Director of the Company by the Board of Directors and who holds office under the said Article and Section 260 of the Companies Act, 1956 only upto the date of this Annual General Meeting, and in respect of whom, the Company has received a notice in writing along with a deposit of Rs. 500/- under Section 257 of the Companies Act, 1956 from a member proposing the candidature of Dr. Bharat K. Singh for the office of Director) be and is hereby elected and appointed a Director of the Company , not liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 198, 269 and 309 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, as amended from time to time, applicable guidelines for managerial remuneration issued by the Central Government from time to time, and further subject to such approvals, if any necessary, consent of the Company be and is hereby accorded to the appointment of Dr. Bharat K. Singh as the " Managing Director" of the Company for the period and upon the following terms and conditions including remuneration, with further liberty to the Board (which term shall include any committee constituted or to be constituted by the Board) from time to time to alter the said terms and conditions, in such manner as may be agreed to between the Board and Dr. Bharat K. Singh and as may be permissible at law, viz.: –

A. **Period:**

Two years w.e.f. 1st November, 2006 with liberty to either party to terminate the appointment on three months notice in writing to the other.

B. **Remuneration:**

a) Basic Salary of Rs. 7,57,500/- (Rupees Seven Lacs Fifty Seven Thousand only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.12,00,000 /- (Rupees Twelve Lacs only) per month as Basic Salary.

b) Special Allowance of Rs.3,53,080/- (Rupees Three Lacs Fifty Three Thousand and Eighty only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs. 6,00,000/- (Rupees Six Lacs only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Annual Performance Bonus linked to the achievement of targets and Long-Term Incentive Compensation (LTIC) as per the scheme applicable to Senior Executives of the Company/Aditya

Birla Group (the Group) as may be decided by the Chairman /Board subject to a maximum of Rs. 65,00,000/- (Rupees Sixty Five Lacs only) per annum.

d) Education allowance of Rs. 6000 /- (Rupees Six Thousand only) per annum.

C. Perquisites:

(a) 1. Housing: Company's owned/hired/ leased accommodation or House Rent Allowance @ 50% of the Basic Salary in lieu of Company provided accommodation.

2. Reimbursement of expenses at actuals, pertaining to gas, fuel, water, electricity and telephones as also reasonable reimbursement of upkeep and maintenance expenses in respect of such accommodation.

3. Medical Expenses Reimbursement: Reimbursement of all expenses incurred for self and immediate family (spouse and dependant children) at actuals (including domiciliary medical expenses and insurance premium for medical and hospitalization policy, as applicable). If the Group covers the Managing Director and immediate family under any Medical Insurance Policy in the future, the medical reimbursement by the Company will be limited to the amount not reimbursed by the Insurance Company.

4. Leave Travel Allowance: For self and immediate family in accordance with the Rules of the Company, subject to a maximum of Rs. 75,000 (Rupees Seventy Five Thousand only) per annum.

5. Spouse accompanying on any official, domestic, or overseas trip, will be governed as per the policy of the Aditya Birla Group, as applicable to full time Directors /Business Heads.

6. Club Fees: Fees of one Corporate Club in India (including admission and membership fees).

7. Personal Accident Insurance coverage for self as per the Rules of the Company.

8. Company's contribution towards Provident Fund and Superannuation Fund on basic salary as per the Rules applicable to Senior Executives of the Company.

9. Gratuity as applicable to Senior Executives of the Group, including continuity of service for time served elsewhere, within the Aditya Birla Group.

For the purpose of Gratuity, Provident Fund, Superannuation Fund and other like benefits, if any, such as leave balance due, the service of the Managing Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group Company.

10. Two Cars for use on Company's business.

11. Leave and encashment of leave, in accordance with the Rules of the Company.

12. Any other policies / benefits that are introduced by the Group from time to time, as applicable at his level.

(b) The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 309 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force, or otherwise as may be permissible at law.

(c) The next salary increment and annual performance linked bonus will be due on 1st July, 2007.

(d) Subject as aforesaid, Dr. Bharat K. Singh shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

(e) So long as Dr. Bharat K. Singh functions as the Managing Director of the Company he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof.

(f) Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Managing Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

9. To consider, and if thought fit, to pass the following Resolution as a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309 and 314 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 as amended from time to time , the relevant provisions of Articles of Association of the Company and all applicable guidelines issued by the Central Government from time to time and subject to the approval of shareholders and such other approvals, as may be necessary, the Board hereby approves of the re-designation of Mr. Vikram Rao as the "Wholetime Director" of the Company for the period and upon on the following terms and conditions including remuneration with further liberty to the Board(which term shall include the Remuneration Committee, if any, constituted by the Board) from time to time to alter the said terms and conditions of appointment and remuneration of Mr. Vikram Rao in the best interests of the Company and as may be permissible at law, viz.:

A. Period :

Five years w.e.f. 1st November, 2006 with the liberty to either party to terminate the appointment on three months notice in writing to the other.

B. Remuneration :

a) Basic Salary of Rs. 4,12,400/- (Rupees Four Lacs twelve thousand four hundred only) per month with such increments as may be decided by the Chairman/ Board from time to time, subject however to a ceiling of Rs. 6,50,000/- (Rupees Six Lacs fifty thousand only) per month as Basic Salary.

b) Special Allowance of Rs. 5,40,000/- (Rupees Five Lacs Forty thousand only) per month, with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.8,00,000/- (Rupees Eight Lacs only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Annual Performance Bonus linked to the achievement of targets, and Long-Term Incentive Compensation (LTIC) as per the Scheme applicable to the Senior Executives of the Company/ Aditya Birla Group as may be decided by the Chairman / Board subject to a maximum of Rs.50,00,000/- (Rupees Fifty Lacs only) per annum.

d) Education Allowance of Rs 6,000 per annum.

C. Perquisites

1. Housing: Company's owned/hired/ leased accommodation OR House Rent Allowance @50% of Basic Salary in lieu of Company provided accommodation.

2. Reimbursement of expenses at actuals, pertaining to gas, fuel, water, electricity and telephones as also reasonable reimbursement of upkeep and maintenance expenses in respect of such accommodation.

3. Medical Expenses Reimbursement: Reimbursement of all expenses incurred in India for self and immediate family (spouse and dependant children) at actuals (including domiciliary medical expenses and insurance premium for medical and hospitalization policy, as applicable). In case of expenses incurred that are already covered by medical insurance, the medical reimbursement by the Company will be limited to the amount not reimbursed by the Insurance Company.

4. Leave Travel Allowance: For self and immediate family in accordance with the Rules of the Company., subject to a maximum of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as a taxable amount to the Manager.

5. Spouse accompanying on any official, domestic or overseas trip, will be governed as per the policy of the Aditya Birla Group, as applicable to full time Directors/Business Heads.

6. Club Fees: Fees of One Corporate Club in India (including admission and membership fee).

7. Personal Accident Insurance coverage for self as per the Rules of the Company.

8. Company's contribution towards Provident Fund (@ rate of 12%) and to Superannuation Fund (@rate of 15%), on basic salary.

9. Gratuity as applicable to Senior Executives of the Aditya Birla Group, including continuity of service for time served elsewhere, within the Aditya Birla Group.

   For the purpose of Gratuity, Provident Fund, Superannuation Fund and other like benefits, if any, such as leave balance due, the service of the Whole-time Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group Company.

10. Two Cars for use on Company's business as per the Rules of the Company.

11. Leave and encashment of leave, in accordance with the Rules of the Company.

12. Any other policies/ benefits that are introduced by the Aditya Birla Group from time to time, as would be applicable to his level.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be within the limits prescribed from time to time under Sections 198, 309, 310 and the other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as maybe for the time being, be in force, or otherwise as may be permissible at law..

The next salary increment and annual performance linked bonus will be due on 1st July 2007.

Subject as aforesaid, Mr. Vikram Rao, will be governed by such other existing Service Rules as are applicable to Senior Executives of the Company as may be in force from time to time.

Mr. Vikram Rao, as the Whole-time Director of the Company will be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof.

Where in any financial year comprised by the period of appointment , the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Whole time Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

By Order of the Board

DEVENDRA BHANDARI
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 3rd May, 2007

NOTES FOR MEMBERS' ATTENTION:

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2. An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of Items 8 and 9 of the Notice set out above, is annexed hereto.

3. The Register of Members and Share Transfer Books of the Company will remain closed from 26th July, 2007 to 1st August, 2007 (both days inclusive).

4. The Annual Report of the Company for the year 2006-2007, circulated to the members of the Company, will be made available on SEBI website (EDIFAR) and also on the Company's website (www.adityabirlanuvo.co.in/ www.adityabirla.com).

5. All the Documents referred to in the accompanying Notice and Explanatory statement are open for inspection at the registered Office of the Company on all working days, except Saturdays, between 10.30 a.m. and 12.30 p.m. upto the date of the Annual General Meeting.

6. The Board of Directors at its meeting held on 12th March, 2007 have declared interim dividend of Rs. 5.50 per equity share for the financial year 2006-2007 for those members whose names were registered with the Company/Depository as on the Record Date fixed for the said purpose.

7. Members /proxies should bring their Attendance slip sent herewith, duly filled in, for attending the meeting.

ANNEXURE TO NOTICE

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

Item Nos. 3, 4 &5

Ms. Tarjani Vakil, Mr. S C Bhargava and Mr. H J Vaidya retire from the Board by rotation, and being eligible, offer themselves for reappointment.

Pursuant to the requirement of the listing agreement with the Stock Exchanges relating to Corporate Governance, a statement containing a brief resume in respect of each of the above Directors is separately attached.

All the above Directors have given their declaration as required under the Companies (Disqualification of Directors under section 274 (1)(g) of the Companies Act, 1956) Rules, 2003.

Item No. 8

Dr. Bharat K. Singh was appointed by the Board of Directors as an Additional Director with effect from 1st November, 2006 in place of Mr.Sanjeev Aga Under Article 99A of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, Dr. Singh holds office as director only upto the date of this Annual General Meeting. Notice has been received from a member of the Company u/s 257 of the Companies Act, 1956, alongwith a deposit of Rs. 500 proposing Dr. Bharat K. Singh's candidature for the office of Director.

The Board of Directors has also appointed Dr. Bharat K. Singh as the Managing Director of the Company for a period of two years with effect from 1st November, 2006 and the detailed terms as to remuneration as set out in the resolution.

Dr. Bharat K. Singh is a Mechanical Engineer from the University of Burdwan. He completed his Post Graduation in Business Management from the Indian Institute of Management, Kolkata and has a Doctoral Degree from the Jamnalal Bajaj Institute of Management Studies, Mumbai. He joined the Aditya Birla Group in 1996. He has over thirty years of work experience in several Operational and Strategic roles in organizations

such as the ITC Group, Sandoz (India) Ltd., RPG Enterprises and McDonalds (Mohan Meakin Distilleries Ltd.). Dr. Bharat K. Singh is also a Director on the Board of Aditya Birla Management Corporation Ltd.

Considering the background, competence and experience of Dr. Singh and also his association with the Aditya Birla Group for the last several years and compared to the remuneration packages of similarly placed personnel of other corporate bodies in the country , the terms of his remuneration as set out in the resolution are considered to be fair, just and reasonable.

The resolution as set out in this item of the accompanying Notice is accordingly commended for the approval of the members.

An abstract u/s 302 of the above Act, relating to Dr. Bharat K. Singh was sent to the members and the present resolution along with the above explanatory details may be treated as further abstract relating to the terms of his appointment.

Dr. Bharat K. Singh is interested in the Resolution, since it relates to his appointment.

Item No. 9

The Board of Directors has appointed Mr. Vikram Rao as the Whole time Director of the Company for a period of five years with effect from 1st November, 2006 on the detailed terms as to remuneration , as set out in the resolution under this item of the notice.

Mr. Vikram Rao, B.E. Chemical from REC Suratkal and MBA from XLRI, Jamshedpur, was appointed to Board of Directors on 30th October, 2001. Before joining Aditya Birla Group in 1999, Mr. Rao was President with Arvind Mills Limited. At present he looks after Garments and Textiles Business of the Company.

Considering the background, competence and experience of Mr. Vikram Rao and also his association with the Aditya Birla Group for the last several years and compared to the remuneration packages of similarly placed personnel of other corporate bodies in the country, the terms of his remuneration as set out in the resolution are considered to be fair, just and reasonable. The resolution as set out in this item of the accompanying Notice is accordingly commended for the approval of the members.

An abstract u/s 302 relating to Mr. Vikram Rao was sent to the members and the present resolution along with the above explanatory details may be treated as further abstract relating to the terms of his appointment.

Mr. Vikram Rao is interested in the Resolution .

By Order of the Board

DEVENDRA BHANDARI
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 3rd May, 2007

Details of the Directors seeking appointment/reappointment in Annual General Meeting to be held on 1st August, 2007.

Name of Director	Ms. Tarjani Vakil	Mr. S.C. Bhargava	Mr. H. J. Vaidya	Dr. Bharat K. Singh	Mr. Vikram K. Rao
Date of Birth	30.10.1936	20.07.1945	14.03.1927	23.07.1946	20.07.1945
Date of Appointment	27.07.2000	29.04.2004	14.07.1967	01.11.2006	29.04.2004
Qualification	M.A.	B.Com(Hons), F.C.A.	B.Sc.	M.E. University of Burdwan MBA, IIM Kolkata, Dr. Degree from Jamnalal Bajaj Institute	B.E. (Chemical) MBA,XLRI Jamshedpur
Expertise in specific functional area	Consultant	Retired Executive	Industrialist	Management Executive	Management Executive
List of Public Ltd. Companies (in India) in which outside Directorships held	1. Asian Paints Ltd. 2. Alkyl Amines Chemical Ltd. 3. Mahindra Intertrade Ltd. 4. I-Flex Solutionss Ltd. 5. Idea Cellular Ltd. 6. Idea Mobile Communications Ltd.	1. DCM Shriram Consolidated Ltd. 2. Jaypee Cement Ltd. 3. Srei Venture Capital Ltd. 4. Jai Prakash Associates Ltd. 5. Jai Prakash Enterprises Ltd. 6. IL & FS Insurance & Risk Management Services Ltd. 7. IL & FS Academy For Insurance & Finance Ltd. 8. Escorts Ltd. 9. OTC Securities Ltd. 11. Jai Prakash Power Ventures Ltd. 12. Swaraj Engine Ltd. 13. Mudra Lifestyles Ltd. 14. All Bank Finance Ltd.		1. Aditya Birla power Co. Limited 2. Aditya Birla Insulators Limited 3. PSI Data Systems Limited 4. Birla Technologies Limited 5. Bina Power Supply Co. Limited 6. Transworks Information Services Ltd. 7. Birla Sun Life Insurance Co. Ltd.	1. Madura Garments Exports Limited 2. Aditya Birla Management Corp. Ltd.
Chairman/Member of the Committee(s) of Board of Directors of the Company	Chairperson of the Audit Committee		Member of Investor Relations & Finance Committee	Member of Investor Relations & Finance Committee Chairman of Risk Management Committee	Member of Risk Management Committee
Chairman/Member of the Committee(s) of Board of Directors of other Companies in which he is a Director a) Audit Committee	**AS A CHAIRPERSON** 1. Asian Paints Ltd. 2. Mahindra Intertrade Ltd. **AS A MEMBER** 1. I-Flex Solutions Ltd. 2. Idea Cellular Ltd.	**AS A CHAIRMAN** 1. Mudra Lifestyles Ltd. **AS A MEMBER** 1. Swaraj Engine Ltd.			
b) Remuneration Committee	**AS A MEMBER** 1. Asian Paints Ltd.				
c) Share Transfer Committee	**AS A CHAIRPERSON** 1. I-Flex Solutions Ltd..				
d) Investor Relations Committee	**AS A CHAIRPERSON** 1. I-Flex Solutions Ltd..	**AS A MEMBER** 1. Mudra Lifestyles Ltd.			

Note: Pursuant to Clause 49 of the Listing Agreement, only two Committees viz, Audit Committee and Shareholder's/Investors' Grievance Committee are considered.


Eastville
High Shoals
Bostwick
Madison
Rutledge

CHARTING GLOBAL GROWTH

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

ANNUAL REPORT 2006-2007



Mr. (G.D.) Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed.

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



India stands in the midst of an epochal transformation. Today, we are the fourth largest economy in the world in terms of purchasing power parity, the third largest in Asia, and the second largest among the emerging nations. Growing at a clip of over 9% annually, India is one of the few markets that has enormous potential for growth and earnings in practically all sectors. There is no let up from the Government on the reform process which has spurred the economy. These developments at the macro level will have a positive impact on your Company.

Your Company's performance has been good. Its net consolidated revenue at Rs.8,258 crores, up by 65%, with a net profit of Rs.281.2 crores, reflecting a sharp growth of 38%, is indeed noteworthy.

To sustain our leadership position in both the value businesses such as Carbon Black, Rayon, Textiles, Insulators and Fertilser and the growth businesses, viz. Garments, Telecom, ITES and Financial Services, significant strategic steps have been taken. Let me add that the Carbon Black, Rayon and Fertiliser businesses account for a significant portion of your Company's standalone earnings, almost in equal proportion.

Let me first focus on the value businesses.

"Your Company's performance has been good. Its net consolidated revenue at Rs.8,258 crores, up by 65%, with a net profit of Rs.281.2 crores, reflecting a sharp growth of 38%, is indeed noteworthy."

Rayon Division

Despite the challenging business environment in the Rayon sector where growth is stagnant, your Company's Rayon Division has turned in a smart performance. Its net revenues are higher by 15 percent, over that of the previous year on the back of cost optimization and efficiency improvements.

Its emphasis will continue to be on escalating the share of value-added yarns. An additional thrust is on technological upgradation for upping the quality of its yarn, which is a challenge our teams have to grapple with.

Carbon Black

The global automotive market has seldom looked so enticing. It is true of India too. Capitalising on this, your Company's Carbon Black Division continues to show a robust performance. The 60,000 tpa Brownfield expansion is on track, and should go on stream by the end of June 2007. A 120,000 tpa Greenfield project in Western India is on your Company's radar as well. Currently we are in the process of acquiring the land for the same. I believe, this business is slated to grow at a much faster clip, led by the transport sector.

Textiles

Linen and Worsted Yarn continue to be the key drivers of the Textile Division's improved performance. To sustain our leadership position in the Linen segment, the Division has embarked upon a capacity expansion and a much wider customer reach through exclusive linen retail outlets. In the Worsted segment, your Company is increasingly focussing on value-added products. In line with our strategy to exit from synthetic spinning, your Company has begun scaling down its operations in this segment.

Fertiliser

Enhanced operational efficiencies, backed by the increasing demand for urea fertilizers, have fuelled the Fertiliser Division's revenues and earning. The share of value-added products is steadily increasing with its neem-coated urea 'Krishidev', gaining greater popularity with the farmers both because of its higher efficacy and environment-friendliness. As a further step in this direction, your Company has developed zincated, sulphonated and boronated urea. Your Company is dialoguing with the Government to fix a fair price for these value-added products to make them economically feasible.

Your Company has begun the debottlenecking process at the plant to raise the urea capacity. It is also exploring the possibility of an additional Greenfield/Brownfield expansion. The outlook for this business is promising.

Insulators

In the Insulator business, capacity expansion, focus on value-added products, yield and process betterment are measures taken to bolster performance. As the power sector is on a roll with huge investments lined up in the transmission and distribution segment, the outlook for this business is positive.

Growth Business

Garments

In the Garments segment, the Division has put in a remarkable performance. It has evolved a distinctive strategic brand architecture which has notched up its brand equity manifold. We look upon this business with a great degree optimism as the market for ready-made garments is growing at a phenomenal pace. Strengthening its innovative lifestyle brands through a constant enrichment of the product mix, expanding its retail reach and giving its customers a distinctively international shopping ambience will see the Division maintain its edge on-goingly.

Idea Cellular

Idea Cellular is gaining in stature. The Company has over 14 million subscribers. Its market share has risen to 8.6%. It enjoys a leadership position in most of the eight circles in which it operates, viz., Maharashtra, Gujarat, Andhra Pradesh, Kerala, Madhya Pradesh, Delhi, Uttar Pradesh (West) and Haryana. Three new circle operations were rolled out in Himachal Pradesh, Rajasthan and Uttar Pradesh (East). Thus expanding its network to eleven circles. A roll out of services in Mumbai and Bihar circles should happen in 2007. At the same time, Idea is working on a National long-distance roll-out. Idea is now a listed entity on the Stock Exchange.

Given the rapid pace of growth in the telecom sector, I believe, Idea Cellular can only go forward.

Life Insurance

Aggressively expanding its distribution network and launching unique products should enable the business move up. Your Company's thrust in the Life Insurance business will be to regain its market leadership. In this regard, its distribution network has been considerably beefed up. This additional

ramping up and higher marketing expenses on account of competitive pressures may delay the breakeven by another two years.

Financial Services

The business has been characterized by a raft of changes with may new entrants in the fray. The total asset under management of the Asset Management Company rose to Rs.20,849 crores. To sustain growth levels, the business is enhancing its distribution reach through slew of innovative offerings. Birla Global Division has sustained its leadership position in the IPO Financing, extending finances of Rs.3,305 crores during the year.

IT/ITES Sector

In the BPO business the TransWorks/Minacs combine has catapulted your Company to a truly global corporation. The division envisions becoming a leading global premium BPO player and grow the Company aggressively. Our intent is also to build up the combined non-voice/ KPO business and have significant revenues and earnings flow from transaction and knowledge processing assignments. It boasts of marquee clients, many of whom are Fortune 500 companies. Your Company is also exploring expansion opportunities in India, Philippines and other geographies. The ITES business is on a high-growth trajectory.

PSI Data Systems strategy of concentrating on core verticals, largely corporate banking, financial services and high technology, has begun to yield dividends. Your Company has ramped up its sales team, enlisted new clients and has put in place cost optimization measures. It is building up on scalability to support growth, strengthening delivery capabilities and offering a marked differentiation in service.

For our success, much credit must go to our people. The quality of our people, their intellectual and emotional commitment has been and continues to be unwavering. I deeply acknowledge their contribution in perpetuating such a meritocratic organization.

"Today our Group is a US$ 24 billion corporation with a market cap in excess of US$ 23 billion, anchored by a committed 100,000 workforce belonging to 25 nationalities, representing 20 countries across 5 continents. We are all glued together by a common set of values - Integrity, Commitment, Passion, Seamlessness and Speed."

The Aditya Birla Group : In Perspective

In line with our vision to be a premium global conglomerate with a clear focus at each business level, I am pleased to inform you that our geographic reach has far expanded. This year has indeed been a landmark year consequent to major acquisitions. Today our Group is a US$ 24 billion corporation with a market cap in excess of US$ 23 billion, anchored by a committed 100,000 workforce belonging to 25 nationalities, representing 20 countries across 5 continents. We are all glued together by a common set of values – Integrity, Commitment, Passion, Seamlessness and Speed.

As a Group we are a meritocracy with a sharp focus on people processes. We try and make space for new ideas and encourage a spirit of experimentation. Champions of good ideas have every chance to try them out.

Our people systems and our Group's HR strategy continue to evolve as our Group increasingly globalises. In this regard, we are continuously innovating to support our business vision with world-class HR processes and strategies. The Group-wide implementation of Project Poornata – the People soft based HR-ERP Programme, in its first year of implementation is already reckoned as an enabler of strategic people decisions. These on-line people processes enhance transparency and productivity.

Talent management and strengthening of the talent pool in building leadership across the Group continues to be a focus area. On the professional front, our people systems are aligned to foster excellence, empower and enrich people, recognize creativity, innovation and reward performance. People with a track record, people with a passion to perform are steered on to a growth trajectory. Our endeavours to identify, develop and push high potential talent, which was an initiative begun two years ago, will soon be institutionalised. It might interest you to learn that more than 4000 of our high caliber management talent have been put through our Development Assessment Centres and their professional development plans charted out.

Our investments into employee development both through classroom teaching, e-learning, personal coaching by senior management and mentoring have been scaled up.

"To offer our people a share in the value created by the organisation, we announced the Employee Stock Option Plan which we expect to roll out in the next financial year. This would give them an increasing sense of ownership in our Group."

"It is with a great sense of pride that I share with you the fact that our Group has been adjudged as the Best Employer in India in 2007 and amongst the top 20 Best Employers in Asia in the Hewitt-Economic Times and Wall Street Study of 2007. This is a singular achievement and a great honour given that the Study encompassed 230 companies in India and over 700 companies in Asia. This honour is also a reflection of the pride, the affection and attachment that colleagues all over have for our Group."

Given the intense war for talent, in addition to these HR systems, we have taken a slew of initiatives to strengthen our employer brand and to improve the quality of life of our employees. This, we hope, will help us keep the edge.

We have set up a taskforce to define the unique employment proposition that our Group can and does offer. Our intent is to ensure that these employee value propositions translate in the day-to-day experiences of our people and enhance their involvement with our Group.

To offer our people a share in the value created by the organisation, we announced the Employee Stock Option Plan which we expect to roll out in the next financial year. This would give them an increasing sense of ownership in our Group.

It is with a great sense of pride that I share with you the fact that our Group has been adjudged as the Best Employer in India in 2007 and amongst the top 20 Best Employers in Asia in the Hewitt-Economic Times and Wall Street Study of 2007. This is a singular achievement and a great honour given that the Study encompassed 230 companies in India and over 700 companies in Asia. This honour is also a reflection of the pride, the affection and attachment that colleagues all over have for our Group.

While we cherish this acknowledgement, we realise that we have to work harder in the people area and bring in an even sharper focus on employees and their engagement.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

ADITYA BIRLA NUVO LIMITED

BOARD OF DIRECTORS
Mr. Kumar Mangalam Birla, Chairman
Mrs. Rajashree Birla
Mr. H. J. Vaidya
Mr. B. L. Shah
Mr. P. Murari
Mr. B. R. Gupta
Ms. Tarjani Vakil
Mr. Vikram Rao, Whole Time Director
Mr. S. C. Bhargava
Mr. G. P. Gupta
Mr. S. K. Mitra, Whole Time Director
Mr. Rakesh Jain, Whole Time Director
Mr. K. K. Maheshwari, Whole Time Director
Mr. Adesh Gupta, Whole Time Director
Dr. Bharat K. Singh, Managing Director

MANAGING DIRECTOR
Dr. Bharat K. Singh

WHOLE-TIME DIRECTOR & CFO
Mr. Adesh Gupta

COMPANY SECRETARY
Mr. Devendra Bhandari

AUDITORS
Khimji Kunverji & Co., Mumbai
S. R. Batliboi & Co., Mumbai

OTHER BRANCH AUDITORS
K. S. Aiyar & Co., Mumbai
Deloitte Haskins & Sells, Bangalore

SOLICITORS
Mulla & Mulla and Craigie,
Blunt & Caroe, Mumbai

REGISTERED OFFICE
Indian Rayon Compound,
Veraval 362266 (Gujarat)

EXECUTIVES
DIVISION

RAYON DIVISION	
Mr. K. K. Maheshwari	Business Director
Mr. V. G. Somani	President
HI-TECH CARBON	
Mr. Rakesh Jain	Business Director
Mr. S. S. Rathi	Executive President
TEXTILES	
Mr. Vikram Rao	Business Director
Mr. J. C. Soni	President
MADURA GARMENTS	
Mr. Vikram Rao	Business Director
Mr. Hemchandra Javeri	Sr. Executive President
Mr. Ashish Dixit	President
INDO GULF FERTILISERS	
Dr. Bharat K. Singh	Business Director
Mr. S. K. Jain	Sr. President
FINANCIAL SERVICES DIVISION	
Mr. S. K. Mitra	Director (Financial Services)
Mr. Sushil Agarwal	President

PROMINENT SUBSIDIARIES/JOINT VENTURE COMPANIES

Birla Sun Life Insurance Co. Ltd.	
Mr. Vikram Mehmi	President & Chief Executive Officer
PSI Data Systems Ltd.	
Mr. Dev Bhattacharya	Group Executive President
Mr. Sampath Iyengar	Chief Executive Officer
Transworks Information Services Ltd.	
Mr. Dev Bhattacharya	Group Executive President
Minacs World Wide Inc.	
Mr. Bruce Simmonds	Chief Executive Officer
Madura Garments Exports Ltd.	
Mr. Vikram Rao	Director
Mr. Partho Kar	Chief Operating Officer
Aditya Birla Insulators Ltd.	
Mr. Jayant Dua	Managing Director
Idea Cellular Ltd.	
Mr. Sanjeev Aga	Managing Director
Birla Global Finance Co. Ltd.	
Mr. S. K. Mitra	Director (Financial Services)
Birla Sun Life Asset Management Co. Ltd.	
Mr. Mukul Gupta	Chief Executive Officer
Birla Sun Life Distribution Co. Ltd.	
Mr. Ravi Sharma	Chief Executive Officer
Birla Insurance Advisory Services Ltd.	
Mr. Sushil Agarwal	Chief Executive Officer

Contents

FINANCIAL HIGHLIGHTS

	Units	2006-07	2005-06	2004-05	2003-04	2002-03	1997-98
PRODUCTION (Quantity)							
Viscose Filament Rayon Yarn	MT	17,669	17,233	16,420	16,060	15,873	14,273
Chlor-alkali (Caustic Soda)	MT	67,663	57,051	45,457	39,305	34,875	13,883
Spun Yarns	MT	17,720	19,190	15,445	14,421	13,781	15,721
Fabric	000 Mtr	5,088	4,646	3,751	2,734	3,627	5,232
Urea (Merged w.e.f. 1st Sep 05)	MT	1,028,064	575,646	-	-	-	-
Carbon Black	MT	182,668	175,080	164,025	118,707	112,563	42,104
Insulators (Demerged w.e.f. 1st Aug., 02)	MT	-	-	-	-	7,673	22,752
White Cement (Demerged w.e.f. 1st Sep., 98)	000 MT	-	-	-	-	-	199
Cement (Demerged w.e.f. 1st Sep., 98)	000 MT	-	-	-	-	-	3,075
SALES (Quantity)							
Viscose Filament Rayon Yarn	MT	17,039	17,380	16,445	15,694	15,422	14,322
Chlor-alkali (Caustic Soda)	MT	67,226	56,954	45,920	39,344	34,207	13,596
Spun Yarns	MT	18,357	18,866	15,686	14,594	13,882	15,190
Fabric	000 Mtr	4,645	4,418	3,593	2,798	3,614	5,027
Urea	MT	1,043,565	563,914	-	-	-	-
Carbon Black	MT	180,893	175,944	165,095	118,182	114,232	42,118
Insulators (Domestic sales since 03-04)	MT	7,776	16,245	9,219	6,813	7,596	23,088
White Cement	000 MT	-	-	-	-	-	202
Cement	000 MT	-	-	-	-	-	3,083
PROFIT & LOSS ACCOUNT							
GROSS SALES (excluding captive consumption)							**Rs. in Crores**
Garments		693.65	615.80	476.07	413.09	347.56	-
Viscose Filament Rayon Yarn		308.21	296.29	284.05	292.33	319.82	283.31
Chlor-alkali		138.57	113.67	92.15	63.92	54.00	8.75
Spun Yarns		513.57	421.74	379.11	356.93	307.43	226.25
Fabric		98.60	95.35	71.90	55.14	52.67	43.37
Carbon Black		817.66	619.18	500.95	378.48	370.75	126.48
Urea		756.74	366.47	-	-	-	-
Insulators		112.69	121.56	89.38	59.82	62.87	157.78
Financial Services (Merged w.e.f. 1st Sep 05)		27.65	31.64	-	-	-	-
White Cement		-	-	-	-	-	120.06
Cement		-	-	-	-	-	699.51
Others		110.55	104.69	94.43	97.91	78.25	149.03
Total Gross Sales		**3,577.89**	**2,786.39**	**1,988.04**	**1,717.61**	**1,593.35**	**1,814.54**
Excise duty		157.42	144.34	127.20	140.22	150.93	232.29
Net Sales		**3,420.47**	**2,642.05**	**1,860.84**	**1,577.39**	**1,442.42**	**1,582.25**
Operating Expenses		2,861.19	2,222.10	1,606.41	1,333.79	1,212.23	1,228.22
Operating Profit		**559.28**	**419.95**	**254.43**	**243.60**	**230.19**	**354.03**
Other Income		44.51	23.44	9.72	14.23	10.00	19.67
Interest Payment (Net)		171.16	55.79	18.73	14.82	21.72	54.97
Gross Profit		**432.63**	**387.60**	**245.42**	**243.01**	**218.47**	**318.73**
Depreciation /Amortisation		120.32	111.81	80.69	81.52	71.74	87.22
Profit before Exceptional Items and Tax		**312.31**	**275.79**	**164.73**	**161.48**	**146.73**	**231.51**
Exceptional Items Gain/ (Loss)		(1.23)	(4.04)	(7.65)	19.95	(7.18)	-
Profit after Exceptional Items		**311.08**	**271.75**	**157.08**	**181.43**	**139.55**	**231.51**
Provision for Current Tax		67.56	87.48	45.35	44.25	9.00	19.00
Provision for Deferred Tax		15.16	(6.91)	(1.99)	5.90	25.22	-
Fringe Benefit Tax		3.39	4.25	-	-	-	-
Net Profit		**224.97**	**186.93**	**113.72**	**131.28**	**105.33**	**212.51**
Equity Shares Dividend (incl. Dividend tax)		58.52	47.61	27.31	27.08	25.33	37.11
Retained Profit		**166.45**	**139.32**	**86.41**	**104.20**	**80.00**	**175.40**

FINANCIAL HIGHLIGHTS

Rs. in Crores

BALANCE SHEET	Units	2006-07	2005-06	2004-05	2003-04	2002-03	1997-98
Net Fixed Assets		1,308.13	1,135.52	810.28	737.47	684.08	1,644.03
Investments							
Long term Strategic Investments		3,473.87	1,410.24	618.31	581.63	412.19	139.31
Others		375.52	265.55	81.35	159.99	102.10	227.73
Total Investments		3,849.39	1,675.79	699.66	741.63	514.30	367.04
Net Current Assets		972.94	1,127.57	462.67	318.95	359.85	576.20
Misc. Expenditure (Not written off)		-	-	-	2.95	6.88	-
Capital Employed		**6,130.46**	**3,938.88**	**1,972.61**	**1,801.00**	**1,565.11**	**2,587.27**
Net Worth represented by:-							
Equity Share Capital #		93.31	83.50	59.88	59.88	59.88	67.48
Reserves & Surplus		3,031.24	2,124.11	1,294.18	1,207.80	1,110.91	1,510.03
Net Worth		**3,124.55**	**2,207.61**	**1,354.06**	**1,267.68**	**1,170.79**	**1,577.51**
Loan Fund							
Long Term		1,650.66	965.69	285.30	211.54	197.80	865.53
Others		1,181.17	597.88	207.73	194.27	70.10	144.23
Total Loan Funds		**2,831.83**	**1,563.57**	**493.03**	**405.81**	**267.90**	**1,009.76**
Deferred Tax		174.08	167.70	125.52	127.51	126.42	-
Capital Employed		**6,130.46**	**3,938.88**	**1,972.61**	**1,801.00**	**1,565.11**	**2,587.27**

Capital raised through rights issue in February 2007 and Indo Gulf & Birla Global merged w.e.f. 1st September 2005

RATIOS & STATISTICS	Units	2006-07	2005-06	2004-05	2003-04	2002-03	1997-98
Operating Margin	%	16.35	15.89	13.67	15.44	15.96	22.38
Gross Profit Margin	%	12.65	14.67	13.19	15.41	15.15	20.14
Net Margin before exceptional items	%	6.61	7.23	6.52	7.06	7.80	13.43
Net Sales / Average Assets	x	0.68	0.89	0.99	0.94	0.90	0.62
Interest Cover (EBITDA/Net Interest)	x	3.53	7.95	14.10	17.40	11.06	6.80
Interest Cover (EBITDA/Interest)	x	3.09	6.47	11.53	10.75	5.50	3.44
DSCR	x	1.23	2.91	6.79	1.70	1.09	1.06
ROACE (PBIT/ Average Capital Employed)	%	9.94	11.80	10.42	11.33	11.32	11.29
ROAE (Net Profit before exceptional items/ Average Net Worth)	%	8.48	10.72	9.26	9.13	9.95	14.27
ROAE (Net Profit/ Average Net Worth)	%	8.44	10.50	8.68	10.77	9.31	14.27
Current Ratio	x	3.15	3.26	2.74	2.27	2.61	2.30
Debt Equity Ratio (Total Debt)	x	0.91	0.71	0.36	0.32	0.23	0.64
Debt Equity Ratio (Long Term Debt)	x	0.53	0.44	0.21	0.17	0.17	0.55
Dividend per share	Rs.	5.50	5.00	4.00	4.00	3.75	5.00
Dividend as % to Net Profit	%	26.02	25.47	24.02	20.58	24.05	17.46
EPS (Before exceptional items) *	Rs.	25.74	25.01	20.27	18.59	18.79	31.49
EPS (After exceptional items)*	Rs.	25.60	24.48	18.99	21.92	17.59	31.49
CEPS (Before exceptional items) *	Rs.	41.16	38.75	33.41	33.19	34.98	44.42
CEPS (After exceptional items)*	Rs.	41.02	38.22	32.13	36.52	33.78	44.42
Book Value per share	Rs.	335	264	226	212	196	234
No. of Equity Shareholders	Numbers	164,603	89,287	94,137	102,488	117,869	160,539
Closing Market Price	Rs.	1,061.8	743.0	399.3	189.0	75.3	179.1
Market Capitalization	Rs. in Crores	9,907	6,204	2,391	1,131	451	1,209
Price Earning Ratio (Before exceptional items)	x	41.25	29.71	19.70	10.16	4.01	5.69
Price /Book Value Ratio	x	3.17	2.81	1.77	0.89	0.39	0.77
Exports (FOB)	Rs. in Crores	482.56	460.05	447.37	383.54	372.76	297.21
Capital Expenditure (Net)	Rs. in Crores	293.90	199.90	153.66	147.61	33.02	244.31
Strategic Investments (Net)	Rs. in Crores	2,063.63	791.93	36.68	169.44	(22.93)	50.44

* Weighted Average

FINANCIAL HIGHLIGHTS - CONSOLIDATED

PROFIT & LOSS ACCOUNT Rs. in Crores

	Units	2006-07	2005-06	2004-05	2003-04	2002-03
NET SALES						
Garments		830.38	620.64	472.63	391.68	326.07
Rayon Yarn (Including Caustic & Allied Chemicals)		441.46	385.55	352.00	335.17	338.01
Carbon Black		738.94	564.23	467.25	340.30	327.84
Insulators		225.30	249.19	184.53	154.35	130.57
Textiles (Spun Yarn & Fabrics)		625.00	527.69	459.02	397.88	348.40
Fertilisers (w.e.f. 1st September 2005)		778.48	379.39	-	-	-
Financial Services (w.e.f. 1st September 2005)		136.55	70.97	-	-	-
Software (w.e.f. 24th Oct., 2001)		93.58	85.79	82.13	86.01	71.28
Life Insurance		1,960.01	1,575.37	956.19	545.26	151.01
Telecom (w.e.f. 1st April, 2002)		1,421.81	388.32	96.91	55.56	39.04
BPO (w.e.f. 1st July, 2003)		1,015.54	163.30	108.23	57.28	-
Others		0.98	0.97	13.70	47.73	49.67
Inter business transfer		(10.03)	(4.48)	(3.47)	(6.98)	(9.91)
Total Net Sales		**8,258.00**	**5,006.93**	**3,189.11**	**2,404.25**	**1,771.98**
PBIT		**716.35**	**390.76**	**131.07**	**77.32**	**90.09**
Interest Payment (Net)		362.88	103.83	36.93	32.36	40.75
Profit before Exceptional Items and Tax		**353.47**	**286.93**	**94.14**	**44.97**	**49.34**
Exceptional Items Gain/ (Loss)		0.52	(4.04)	(7.65)	17.26	1.20
Profit after Exceptional Items		**353.99**	**282.89**	**86.49**	**62.63**	**50.54**
Provision for Tax		111.56	94.12	43.77	49.34	37.88
Net Profit Before Minority Interest		**242.43**	**188.77**	**42.72**	**12.89**	**12.67**
Profit/(Loss) pertaining to Minority Interest		(38.80)	(15.27)	(16.00)	(20.21)	(24.02)
Net Profit		**281.23**	**204.04**	**58.72**	**33.11**	**36.68**
BALANCE SHEET						
Net Fixed Assets		3,776.43	2,157.59	1,109.49	993.53	949.11
Goodwill On Consolidation		2,968.47	961.36	185.25	153.84	104.85
Investments						
Insurance (Shareholder's / Policyholders')		4,020.05	2,554.83	1,333.04	639.90	174.16
Others		523.34	362.09	135.59	236.43	168.37
Total Investments		**4,543.39**	**2,916.92**	**1,468.63**	**876.33**	**342.53**
Net Current Assets		**1,751.36**	**1,017.54**	**478.41**	**339.27**	**365.20**
Misc. Expenditure (Not written off)		-	-	-	**3.03**	**8.37**
Capital Employed		**13,039.65**	**7,053.41**	**3,241.78**	**2,366.09**	**1,770.06**
Net Worth represented by:-						
Equity Share Capital #		93.31	83.50	59.88	59.88	59.88
Preference Share Capital		-	100.17	20.70	20.70	16.07
Total Share Capital		**93.31**	**183.67**	**80.58**	**80.58**	**75.95**
Reserves & Surplus		3,400.20	1,914.83	1,034.06	1,002.75	999.52
Net Worth		**3,493.51**	**2,098.50**	**1,114.64**	**1,083.33**	**1,075.46**
Policyholders Fund		3,761.98	2,378.40	1,212.28	539.07	110.14
Loan Fund						
Secured fund		4,079.99	1,525.18	699.33	551.15	372.23
Unsecured fund		1,381.60	839.45	62.16	37.16	64.47
Total Loan Funds		**5,461.59**	**2,364.63**	**761.49**	**588.31**	**436.70**
Minority Interest		143.27	43.20	27.63	27.79	19.40
Deferred Tax		179.30	168.68	125.66	127.60	128.35
Capital Employed		**13,039.65**	**7,053.41**	**3,241.79**	**2,366.09**	**1,770.06**
RATIOS & STATISTICS						
Operating Margin	%	13.79	12.30	8.20	8.49	11.21
Net Margin *	%	3.40	4.16	2.08	0.66	2.00
Net Sales / Average Assets	x	0.82	0.97	1.14	1.16	1.01
Debt Equity Ratio (Total Debt)	x	1.56	1.13	0.68	0.54	0.41
Interest Cover (EBITDA/Net Interest)	x	3.14	5.93	7.08	6.31	4.87
ROACE (PBIT/ Average Capital Employed) *	%	10.53	12.19	7.27	4.79	5.71
ROAE (Net Profit / Average Net Worth) *	%	10.04	12.95	6.04	1.47	3.33
ROAE (Net Profit/ Average Net Worth)	%	10.06	12.70	5.34	3.07	3.44
EPS (weighted average)	Rs.	32.00	26.12	8.78	5.53	6.13

* Before Exceptional Items

Capital raised through rights issue in February 2007 and Indo Gulf & Birla Global merged w.e.f. 1st September 2005

Sources of Total Revenue (Rs. 3622 Crores)



Other Income 44
(1%)
Export Turnover 500
(14%)
Domestic Turnover 3078
(85%)

Distribution of Total Revenue (Rs. 3622 Crores)



Dividend 59
(2%)
Retained Earnings 166
(5%)
Interest 171
(5%)
Taxes & Duties 244
(7%)
Depreciation/
Amortisation 120
(3%)
Operating & Other
expenses 873
(24%)
Staff Cost 194
(5%)
Materials 1795
(49%)

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

During the year, India emerged as one of the fastest growing major economies of the world. A robust growth in the manufacturing and services sector continues to sustain the country on a high growth track. Our economy clocked an impressive growth of 9.2 % during FY '07, thus maintaining the momentum despite challenging conditions of a surge in commodity prices that posed inflationary threats, hardening of interest rates and appreciation of the rupee that clouded exports prospects.

Viewed against this backdrop, your company has posted good performance during the year. Standalone revenues have grown by 29% from Rs. 2642 Crores in the previous year to Rs.3420.5 Crores. Standalone Profit before Interest, Depreciation and Tax is higher by 36% at Rs. 603.8 Crores. Consolidated net revenues have increased by 65% at Rs. 8258 Crores while consolidated net profit grew by 38% to Rs.281.2 Crores

STRATEGIC MOVES

Your company has taken many strategic steps during the year to strengthen its financials and boost the growth of new age businesses.

Successful completion of the Rights Issue

To strengthen its balance sheet and to provide financial resources to pursue growth opportunities, your company has successfully raised Rs. 777.2 cores through a rights issue of 9,80,0201 equity shares priced at Rs. 793 per share. The proceeds from the Rights issue are used/being used for repaying debt and for making fresh investments in Idea.

Increase of equity stake in Idea Cellular Limited

Your company has fortified its presence in the fast growing telecom space. In a strategic move, your company, along with its wholly owned subsidiary, acquired additional equity stake in Idea Cellular at a cost of Rs. 1372.9 Crores in the first quarter of FY '07. Your company further invested Rs. 225 Crores in Idea's pre-placement IPO. With these investments, Aditya Birla Nuvo's stake in Idea Cellular has increased from 20.74% to 31.78%.

Acquisition of Minacs Worldwide

In 2006, TransWorks Information Services Ltd., a subsidiary of your company, acquired 100% of the shareholding of Minacs Worldwide Inc., Canada, through its wholly owned subsidiary A V TransWorks Limited Canada at a total outlay of CAD$ 127.1 million. Minacs is a leading BPO provider.

The combined BPO business, now, has over 21 delivery centers in 7 countries across 3 continents. With a global client base including 15 Fortune 500 companies, the business supports customers in 30 different languages. It has about 11000 employees worldwide. The BPO business now has a global delivery model with integrated management and marketing structure.

Insulators Business

The joint venture with NGK Insulators Ltd., Japan was terminated during the year. Your company, along with its wholly owned subsidiary viz. Laxminarayan Investment Limited (LIL), acquired 49% equity shares in Birla NGK Insulators Private Limited (Birla NGK) at a total cost of Rs. 74.1 Crores. The remaining 1% share was also bought by LIL from Mitsubishi Corporation, Japan in April '07. Birla NGK has become a subsidiary of your company from 29th November, 2006 and has been rechristened as Aditya Birla Insulators Ltd. The company's proposed merger with Nuvo is subject to requisite approvals.

With various investments and growth initiatives, Aditya Birla Nuvo has a business portfolio that captures opportunities in the evolving Indian economy through leadership in focussed value businesses i.e., carbon black, rayon, textiles, insulators and fertilizers, and driving high growth businesses viz., garments, telecom, ITES / IT and financial services. In a nutshell, Aditya Birla Nuvo is a business builder, it nurtures and handholds businesses, helping them to stand on their own feet, eventually.

CONSOLIDATED PERFORMANCE

Rs. Crores

	2006-07	2005-06	Change (%)
Net Turnover	**8,258.0**	**5,006.9**	**65%**
Operating Profits	1,139.1	615.7	85%
Net Profit	**281.2**	**204.0**	**38%**
Net Worth	3,493.5	2,098.5	66%
Total Debts	5386.3	2,303.5	134%
Capital Employed	**9023.1**	**4445.2**	**103%**

Aditya Birla Nuvo has posted a strong growth, both in top-line and bottom-line, on a consolidated basis.

Consolidated Revenue (Rs. Crores)



8,258.0
5,006.9
FY 06
FY 07

Consolidated Profit (Rs. Crores)



281.2
204.1
FY 06
FY 07

Net revenues have increased by 65% to Rs.8258 Crores while net profit grew by 38% to Rs.281.2 Crores on the back of an all-round growth in businesses, further supported by the increased stake in Idea Cellular Ltd. and acquisition of Minacs. Your company's JV and Subsidiaries contributed 59% to the consolidated revenues. The share of growth businesses in the total consolidated revenue is around 66%.

FY 2007



Financial Services 2%
IT Services 1%
Others 0%
Rayon 5%
Carbon Black 9%
Fertilisers 9%
Textiles 8%
Insulators 3%
Garments 10%
Telecom 17%
BPO 12%
Life Insurance 24%

FY 2006



Financial Services 1%
IT Services 2%
Others 0%
Rayon 8%
Carbon Black 11%
Fertilisers 8%
Textiles 10%
Insulators 5%
Garments 12%
Telecom 8%
BPO 3%
Life Insurance 32%

The performance of individual businesses is highlighted in the subsequent paragraphs.

VALUE BUSINESSES

RAYON

Rs. Crores

	2006-07	2005-06	Change (%)
Capacity (MTPA)	16,400	16,000	3%
Production (MT)	17,669	17,233	3%
Sales Volumes (MT)	17,039	17,380	-2%
VFY Net Realisation (Rs./Kg)	169	150	13%
Net Turnover	441.5	385.6	15%
- VFY	288.6	260.4	11%
- Chlor alkali	152.8	125.2	22%
Operating Profits	119.7	89.7	33%
PBIT	88.7	64.2	38%
Capital Employed	450.5	408.2	10%
ROCE	20%	16%	

Performance Review

The VFY business performed excellently amidst a challenging business environment. Realisation improved by 13% supported by reduction in excise duty on yarn, higher international prices and imposition of anti-dumping duty against dumping by China. VFY sales volume was at 17039 tons as against 17380 in the last year. Improved realisation pushed up the net turnover of VFY division by 11%, from Rs.260.4 Crores to Rs. 288.6 Crores. Out of VFY capacity expansion by 1000 MTPA, first phase of capacity enhancement by 400 MTPA has been accomplished in Jan '07

The Chlor-alkali segment has shown a better performance with revenues growing by 22% to Rs. 152.8 Crores. Higher volumes supported this performance, while realisations remained flat. With further increase in Caustic Soda capacity by 65 MTPD, the total capacity now stands at 225 MTPD as against 160 MTPD in FY '06. The division has also set up an 18 MW captive power plant which will help in reducing the power cost and dependence on costlier & unstable public grid power.

Operating profits of the division increased by 33% at Rs. 119.7 Crores as against Rs. 89.7 Crores in FY '06. ROCE has improved from 16% in the previous year to 20% for the fiscal year 2006-07.

Business Outlook

The long-term outlook of VFY is moderate, as demand is expected to grow at a modest rate. Taking this reality into account, the business has chalked out strategic plans towards sustaining volumes and improving realization. The business has embarked on increasing its share of value-added yarns that give higher realization. Simultaneously, there is a focus on technological improvements to enhance quality. All these efforts will help us provide superior customer value and fetch a premium on our products.

The long-term outlook for the chlor-alkali segment remains moderate, though realizations may be impacted in the short term. To counter this, your company is optimizing asset utilization, reducing power costs on availability of power from a captive power plant and further expanding caustic soda capacity by 25 MTPD.

CARBON BLACK

Rs. Crores

	2006-07	2005-06	Change (%)
Capacity (MTPA)	170,000	170,000	0%
Production (MT)	182,668	175,080	4%
Sales Volumes (MT)	180,893	175,944	3%
Realisation (Rs./MT)	40,850	32,069	27%
Net Turnover	738.9	564.2	31%
Operating Profits	132.2	92.4	43%
PBIT	116.0	75.8	53%
Capital Employed	487.2	409.0	19%
ROCE	24%	19%	

Performance Review

The Carbon Black business has delivered an impressive performance, boosted by the continuing robust demand from the auto and tyre sector. Carbon Black demand grew at 8.4% year-on-year.

Your company has registered the highest ever production and sales volume of carbon black in the fiscal year 2006-07. The sales volumes, at 180893 MT, were higher by 3% over the previous year and realizations by 27% over the previous year. The high and volatile CBFS prices witnessed during the year were effectively countered by positive changes in market-product-logistics mix. Revenues thus leapfrogged by 31% to Rs.738.9 Crores as against Rs.564.2 Crores in the previous year, backed by improved realizations and higher volumes.

Highest ever operating profits with improved ROCE

Operating profit of the Carbon Black business at Rs.132.2 Crores is up by 43% vis-à-vis Rs. 92.4 Crores in the previous year. Optimized market-product-logistics mix coupled with better contribution from additional volumes has complemented growth in profit. However, high and volatile CBFS prices continued to create pressure on the margins.

ROCE has improved from 19% in the previous year to 24% for the fiscal year 2006-07.

Business Outlook

The brown-field expansion of 60,000 MTPA, which your company had initiated, is expected to commence commercial production by the end of June 2007. The completion of this expansion will help your company capitalize on the vibrant auto sector growth. Further, your company is working to accelerate the Greenfield expansion of 120,000 MTPA in Western India.

TEXTILES

Rs. Crores

	2006-07	2005-06	Change (%)
Net Turnover	625.0	527.7	18%
Operating Profits	67.4	56.6	19%
PBIT	52.1	41.4	26%
Capital Employed	311.2	232.5	34%
ROCE	17%	18%	

Performance Review

The Textiles business has shown improved performance with an all-round contribution.

The demand for Linen Fabric continued to remain buoyant. Strong growth has been seen in the retail segment and to encash the opportunity, more exclusive showrooms were set up. The linen yarn segment registered improved performance despite the concern of higher fibre prices and competitive pressure on international yarn prices.

Full utilization of the expanded capacity for Wool Combing and the increased share of value added products yielded encouraging results. Worsted yarns experienced improved performance and contributed a higher operational efficiency and improved product/market mix.

The company has begun downsizing of Synthetic spinning during the year, in line with the strategy to exit from this business in a phased manner. Sale of its synthetic spinning unit Rajshree Syntex is expected to be completed this year.

The division's revenue at Rs.625.0 Crores was higher by 18% as compared to Rs. 527.7 Crores achieved in the previous year. Operating profits have increased by 19% to Rs. 67.4 Crores against Rs. 56.6 Crores in the previous year, due to higher sales and enriched product-market mix.

Business Outlook

India is rapidly becoming a preferred destination for several global brands for sourcing their requirements in the textiles and apparel segment. Thus, the outlook for the industry looks positive.

The outlook on Linen Fabric, in particular, seems to be quite good. Linen is in vogue in domestic as well as export markets. Plans are afoot for opening more exclusive showrooms of Linen Fabric. Thrust on optimum utilization of existing resources, product and design development and penetration in the niche Wool and Worsted segment has been planned. Your company is increasing the capacity of linen fabric from 76 looms to 112 looms and flax spinning capacity by 5,052 spindles, taking total capacity to 14,004 spindles.

FERTILISERS

Rs. Crores

	2006-07	7 months 2005-06
Re-assessed Annual Capacity (MT)	864600	864600
Production (MT)	1028064	575,646
Sales (MT)	1043565	563,914
Net Turnover	778.5	379.4
Operating Profits	129.6	81.6
PBIT	100.9	51.5
Capital Employed	400.7	303.3
ROCE	25%	29%

Note: Figures include corresponding figures of Argon gas unit for full year as the unit uses waste gases from fertilisers division.

Performance Review

The growth in Agriculture sector was about 3% and due to favourable weather conditions, the demand for urea fertiliser was higher by 8.7%. Considering this, the fertiliser division could achieve higher production



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and sales, compared to its reassessed capacity, through enhanced operational efficiency. Operating profits for the year touched Rs.129.6 Crores mainly on account of higher operational efficiency leading to higher production. Strong focus on cost reduction and increased share of value added products further augmented the performance.

Indo Gulf's Neem Coated "Krishi Dev" urea has become the preferred choice of farmers and the production during FY '07 was 2,80,869 MT. The fertiliser division has developed Zincated, Sulphonated and Boronated Urea using a balanced mix of micro nutrients to enhance the productivity of farmlands. The division is also taking up the case with the Government for fixing of proper specifications and price to facilitate the introduction of value added products on commercial scale.

Fertiliser Pricing Policy Review

The division along with peers made successful efforts with the concerned Government department to rectify the anomalies in the New Pricing Policy (NPS-II). The anomalies have been corrected in the NPS-III announced by the Government on March 8 '07, effective October 1 '06. The division is pursuing with the concerned Government department on few of the measures announced in NPS- III impacting the division's profitability.

Business Outlook

Industry experts forecast urea demand to grow by 3 to 4% annually and to reach 25 million MT by 2010. The present production capacity in the country is about 20 million MT, thus leaving a gap of 5 million MT. In the year 2006-07, the Government imported about 5 Million MT of urea.

In the new policy (NPS-III), the government has done away with the requirement of approval for de-bottlenecking. Your company has initiated the work for de-bottlenecking the plant to increase urea capacity to 3320 MTPD. Also, the government is eager to increase domestic production capacity and has asked urea companies for comments on the present greenfield/brownfield expansion policy, and to suggest modifications to make the policy investor-friendly.

INSULATORS

Rs. Crores

	2006-07	**2005-06**	**Change (%)**
Domestic Marketing			
Revenue	112.8	135.9	-17%
PBDIT/PBIT	35.1	30.3	16%
Capital Employed	27.5	21.6	27%
Manufacturing Subsidiary			
Production (MT)	21,326	25,501	-16%
Sales Volumes (MT)	22,967	26,068	-12%
Net Turnover	218.7	226.6	-3%
Operating Profits	19.2	13.7	40%
PAT	1.1	(3.6)	
Capital Employed	158.6	163.2	-3%
Nuvo's Investment	60.4	12.5	

Performance Review

The domestic marketing division of Insulators and Adtiya Birla Insulators Limited (ABIL), a subsidiary of your company posted drops in revenue by 17% and 3% respectively as against last year, as it was affected by a labour stirke at the Halol Plant for a major part of the year. After an amicable settlement with the workers end December 2006, operations at the plant have now been normalised with new productivity norms. The insulators business continues to do well with rising demand fuelled by the growth in the power sector. The business has reported a higher operating profit at Rs. 54.3 Crores as against Rs. 44.0 Crores the previous year, supported by improved realizations and a strong demand for Insulators. The insulators division along with ABIL continues to retain its leadership position in India with the third largest capacity worldwide.

Business Outlook

The outlook for the Insulators business is positive with huge investments lined up in the transmission and the distribution segment. The manufacturing business aims to further expand its capacity to capitalize on the strong demand in the sector. Focus on value added products; yield and process improvement would further strengthen the business performance.

GROWTH BUSINESSES

GARMENTS

Rs. Crores

	2006-07	2005-06	Change (%)
Volumes (Lac Pieces)	107.1	111.0	-4%
Net Turnover	700.1	620.6	13%
Operating Profit before Advertisement and royalty	136.2	105.4	29%
Advertisement Expenses	51.9	47.5	9%
Operating Profit	84.3	57.9	46%
Capital Employed	331.2	307.5	8%

The contract export business was divested from Garments division into subsidiary w.e.f. 1st July 2006. FY 2005-06 numbers include those of Contract Export business for full year, whereas FY 2006-07 numbers include those of Contract Export business only for a period of 3 months ended 30th June 2006.

Performance Review

The Garments business has posted a healthy performance. The business leveraged its brand equity by executing a strategic brand architecture. Madura Garments' brands viz. Louis Philippe, Van Huesen and Allen Solly strengthened their position as "Lifestyle brands" by constantly enriching the product mix and introducing new product categories and accessories with global benchmarks. The Peter England brand continued to expand its reach. The focus of the business was to expand the retail reach by increasing the controlled retail space, though delays in opening of malls impacted aggressive growth in retail space.

The Branded garments business posted a healthy growth of 15% in volumes. The net turnover grew, on like to like basis, by 28% at Rs. 670.4 Crores as against Rs. 525.7 Crores in the previous year. The division's operating profit, on like to like basis, was higher by 33% at Rs. 81.2 Crores vis-à-vis Rs. 61.2 Crores in the previous year.

The contract exports business has been divested into Madura Garment Exports Limited w.e.f. July 1, 2006. Volumes increased through capacity expansion and revenues grew, on like to like basis, by 58% to Rs. 173.2 Crores. A new facility to manufacture shirts is slated to be completed by August '07, which will give a fillip to the Contract Exports business.

Business Outlook

The branded garments business has a positive outlook. The business has a well defined strategy and a focused growth plan to maintain leadership and increase market share. Madura Garments will aggressively pursue retailing of both "Lifestyle" and "Popular" brands by expanding its reach with bigger size stores, besides creating specialized outlets.

Two new subsidiary companies have been formed viz. **Peter England Fashion and Retail Limited** to promote large format stores offering affordable mega retail brand and **Madura Garments Lifestyle Retail Company Limited** for promoting the Lifestyle brands.

The business is focusing on cost efficiencies by efficient management of discounting, supply chain and outsourcing.

TELECOM

Rs. Crores

	2006-07	2005-06	Change (%)
No of Subscribers (Lacs)	140.1	73.7	90%
Revenue	4,366.4	2,965.5	47%
PBIT	830.9	546.1	52%
PAT	503.3	211.8	138%
Capital Employed	7,606.9	4,419.2	72%
ROCE	11%	12%	

Performance Review

Idea Cellular Limited has delivered a robust performance during the year. The Company has over 14 million subscribers as on March 31, 2007. Total subscribe base increased by 90% over the corresponding period last year. The All India market share has improved from 7.7% to 8.6% between March 31, 2006 and March 31, 2007. The company's gross revenues have risen significantly by 47% to Rs. 4366.4 Crores from Rs. 2965.5 Crores in the previous year. The Company's net profit soared to Rs. 503.3 Crores, from Rs. 211.8 Crores, an increase of 138%.

The company rolled out operations in three new circles viz. Himachal Pradesh, Rajasthan and U.P (E), thus expanding its network across 11 circles. The initial launch expenses in these circles created some pressure on margins. The operating margins of the Company declined to 34% vis-à-vis 37% in FY '06.

The Company has successfully completed its Initial Public Offering and raised Rs. 2819 Crores. The Company is focusing on building, strengthening and expanding network and related services in the new circles and has planned roll out of services in Mumbai and Bihar circles. National Long Distance roll out is being worked upon.

Business Outlook

The outlook for the telecom sector is positive. With the telecom space growing rapidly, we believe Idea Cellular is on a high growth trajectory and will continue to gain momentum going forward.

ITeS (BPO)

TRANSWORKS

Rs. Crores

	2006-07	2005-06	Change (%)
Operating Seats (Nos.)	2,384	2,235	7%
Employees (Nos.)	3,884	4,114	-6%
Voice Revenue	131.9	127.6	3%
Non-Voice Revenue	65.3	35.7	83%
Total Revenue	197.2	163.3	21%
PBIT	36.8	28.1	31%
PAT	23.5	26.5	-11%
Capital Employed	82.9	72.8	14%
Nuvo's investment	218.8	68.8	

MINACS

Rs. Crores

	2006-07 (18-08-06 to 31-03-07)
Operating Seats (Nos.)	5099
Employees (Nos.)	7030
Revenue	818.4
PBIT	(2.9)
PAT	(41.0)
Capital Employed	324.6

Performance Review

During the year, TransWorks Information Services Limited., a subsidiary of your company, successfully acquired Minacs Worldwide Inc., Canada, a leading BPO provider, through its wholly owned subsidiary i.e. A V Transworks Limited, Canada. During the year, Transworks also started operations in Philippines, through its newly formed wholly subsidiary Transworks BPO Philippines Inc. Company has robust plan to gain foothold in this region.

Revenues at TransWorks increased by 21% to Rs. 197.2 Crores as against Rs. 163.3 Crores in the previous year supported by improved share in non voice business. Net profit declined by 11% to Rs. 23.5 Crores because of increase in interest cost on funds borrowed for acquisition of Minacs.

Revenues of Minacs has been at Rs. 818.4 Crores for the period from 18th August 2006, the date of its acquisition, to 31st March 2007. The profits of Minacs were affected by unusual costs like one time restructuring cost and accounting readjustment expenses.

Business Outlook

The ITeS sector is on a high-growth trajectory. TransWorks & Minacs are well positioned to maintain the growth momentum and are committed to increase their share in the industry. The BPO business will continue to focus on meeting customers' expectations with a thrust on excellence in execution. It will also have a strong focus on being a high quality provider of call center/BPO services and on adding value to clients across multiple service lines through superior service innovation and distinctive delivery.

The BPO business has a well defined strategy. It will continue to improve its performance by building a robust sales pipeline and ensuring cost efficiency company wide. It will work on **extracting value from the synergy between TransWorks and Minacs**. Also, it will strive towards improving asset utilization through value added services and migrating to more sustainable high value BPO/KPO mix and focusing on high growth sectors like retail banking, insurance and telecom/technology. The company is exploring expansion opportunities in India, Philippines and other new locations. The company is focusing on best in class people practices in areas like recruitment, training, talent and performance management, etc. to become a preferred employer.

BIRLA SUN LIFE INSURANCE (BSLI)

Rs. Crores

	2006-07	2005-06	Change (%)
Business Highlights			
Asset Under Management	4020.1	2554.8	57%
Agency Force (Nos.)	56,603	17986	215%
Individual business first year premium	711.4	586.5	21%
Group business first year premium	129.8	86.5	50%
Total New Business Premium	841.2	673.0	25%
Financials			
First Year Premium	790.7	635.5	24%
Renewal Premium	894.0	560.8	59%
Single Premium	50.4	37.5	34%
Gross Premium Income	1,735.2	1,233.9	41%
PAT	(139.7)	(61.1)	-129%
Equity Share Capital	671.5	460.0	

Performance Review

In the life insurance business, at Birla Sun Life Insurance (BSLI) the new business annualized premium grew by 25% to Rs. 841.2 Crores. The Company recorded an increase of 41% in gross premium income to Rs. 1735.2 Crores. To regain its market position, the Company undertook several initiatives. BSLI ramped up its branches and agency force with the number of branches increasing from 85 to 137 and agency force increasing from 17986 to 56603. Higher marketing expenses on account of competitive pressures and opening of new branches led to a higher loss compared to last year. Introduction of Unit linked Insurance Product (ULIP) guidelines impacted sales of some of the products of the Company.

BSLI continues to leverage technology for achieving business goals and views technology as a key driver for supporting growth. The core of the technical architecture is the policy management system – Ingenium, is

robust and scalable that provides the means to manage the entire life cycle of the policy management process. In continuance with the effort to provide the highest level of customer service, the Company has successfully launched the auto-settle program which automates some of the steps of the issuance process, and will lead to substantial reduction in turn around times.

Due to additional ramping-up and other efforts taken to meet the competition, the breakeven may be delayed by two to three years.

Business outlook

India is one of the fastest growing markets in Asia in the life insurance industry. It offers a strong potential, driven by buoyant economic growth, increasing penetration, regulatory reforms and rising awareness amongst the population about the need for insurance. BSLI is well positioned to capitalize on these opportunities. The Company has proactively taken steps to increase its distribution reach and is in advanced stages of implementing its plans for rural and micro insurance markets. The Company will continue to remain focused on launching new and innovative products to meet the varied needs of different customer segments.

BIRLA SUN LIFE ASSET MANAGEMENT COMPANY (BSLAMC)

Rs. Crores

	2006-07	7 months 2005-06
Assets under Management		
Domestic	19066	15043
Offshore	1783	1405
Revenue	81.9	43.5
PBIT	21.7	14.4
PAT	14.3	9.4
Net worth	81.4	67.2
RONW	18%	24%

Performance Review

The performance of Birla Sun Life Asset Management Company (BSLAMC) has been satisfactory. The Company attained gross revenue of Rs.81.9 Crores and a net profit of Rs.14.3 Crores during the year ended 31st March, 2007. The net profit was impacted by higher marketing expenses on new fund offerings and higher proportion of low margin liquid funds in Assets Under Management (AUM) .The Company's AUM stood at Rs. 20,849 Crores.

Business Outlook

The favorable outlook for GDP growth coupled with high financial savings, healthy capital markets and increasing preference towards investment with the help of professional fund management, augurs well for the mutual fund industry. The Asset management business is witnessing increased competition and growing interest from global players. The Company is looking forward to proactively meeting the forthcoming challenges and has geared itself for the future growth by increasing its reach.

To capitalize on the emerging opportunity and to regain its market position, BSLAMC will focus on increasing distribution reach by adding more branches, providing superior returns to the investors consistently and institutionalizing processes. BSLAMC will continue to focus on innovative product launches.

BIRLA SUN LIFE DISTRIBUTION (BSDL)

Rs Crores

	2006-07	7 months 2005-06
Revenue	21.0	16.0
PBIT	1.0	3.2
PAT	0.7	1.9
Net worth	11.2	13.0
RONW	6%	25%

Performance Review

Birla Sun Life Distribution attained a gross revenue of Rs.21.0 Crores and a net profit of Rs.0.7 Crores during the year ended March 31, 2007.

During FY 2007, your company had mobilized funds to the tune of Rs. 26,167 Crores for various Asset management companies. The AUM as at March 31, 2007 was Rs. 4,953 Crores. The share of equity AUM increased to 27% as at the end of March 31, 2007.

Business Outlook

The favourable outlook for GDP growth coupled with high financial savings, healthy capital markets and increasing preference towards investment with help of professional fund management portends well for the wealth management industry.

To capitalize on the emerging opportunity as well as with a view to regain its market position, BSDL's thrust will be on increasing distribution reach, providing guidance to its client and institutionalising processes.

FINANCIAL SERVICES

Rs Crores

	2006-07	7 months 2005-06
Financial Services division (FSD) & BGFCL		
Revenue	76.1	5.5
PBT (FSD)	7.8	11.4
PAT (BGFCL)	5.4	(1.01)
Capital Employed	90.3	77.9
Birla Insurance Advisory Services Limited		
Revenue	8.2	5.4
PAT	2.8	2.0

Performance Review

The Financial Service division (FSD) along with Birla Global Finance Company Limited (BGFCL), a subsidiary of your company are among the leading players in the IPO finance and Loan against securities market. Riding on the boom in Capital Markets, the total amount extended to various investors in IPO finance was at Rs. 3305 Crores as against Rs. 2448 Crores the last year. The total amount of finance extended to various investors under Loan against securities aggregated to Rs. 768 Crores as against Rs. 547 Crores in the previous year. The Company has maintained its leadership position in the IPO finance market. The Corporate Finance Group of Financial Service division/ BGFCL are also among the large players in the bills discounting market.

During the year under review, BGFCL successfully marketed housing loans, personal loans, other retail loans and investment products etc worth Rs. 419 Crores to more than 8000 customers. Successive increase in the lending rates by the banks affected the demand of loan products in the last quarter of the year.

Birla Insurance Advisory (BIASL), a subsidiary of your company has created a dominant position for itself in General Insurance broking business in the four years of its existence. It placed a business of over Rs.125 Crores for the year with several non-life insurance companies on behalf of its clients. Birla Insurance Advisory had total revenue of Rs. 8.20 Crores and reported a net profit after tax of Rs. 2.8 Crores for the year ended March 31, 2007. The company has also been issued licence to conduct Reinsurance Broking business by Insurance Regulatory and Development Authority.

Business Outlook

The increased volatility in capital markets has slowed the pace of new public offerings which should pick up with Companies approaching capital markets to meet their long term fund requirements. Reserve Bank of India has tightened exposure norms for non-banking finance companies. Many more players including a few international ones entering the segment and rising interest rates will put some pressure on margins in the near term. However, with strong economic growth, the long term prospects of the financial services sector remain optimistic. Your company will keep its growth momentum by expanding its business operations by strengthening its branch network.

SOFTWARE

Rs. Crores

	2006-07	2005-06	Change (%)
Software Revenue	92.5	79.5	16%
Hardware Revenue	1.1	6.3	-83%
Total Revenue	93.6	85.8	9%
Gross Margin	28.4	33.2	-14%
SG&A	22.0	27.5	-20%
PBDIT	6.4	5.7	13%
PAT	1.5	1.3	13%
Capital Employed	29.1	23.1	26%
Nuvo's Investment	100.3	100.3	

Performance Review

PSI Data Systems Limited generated revenues of Rs. 93.6 Crores as against Rs. 85.8 Crores in the previous year. The net profit is at Rs. 1.5 Crores as against Rs. 1.3 Crores in the previous year. This has been possible because of the increased thrust on select verticals of Banking, Financial Services and High Technology.

The company has been successful in increasing its high margin offshore business to 50% as compared to 40% in the previous year. Its manpower utilization for the full year has been at about 83%, which is in line with the industry. The Company has added 20 new clients during the year. Its employee base has been strengthened to 684.

Business Outlook

The overall outlook for the business is positive with the Indian IT industry regaining momentum, and off-shoring becoming mainstream. PSI Data Systems has ramped up its sales team and is poised to grow with its initiatives for revenue enhancement and curtailing costs. Towards this end, scalability is being built up and delivery capabilities are being strengthened with differentiation in service offering. The company's focus on high growth verticals like Banking, High Technology, Financial Services and Insurance, increasing orders in the high margin off-shore business and strengthening relationships with strategic clients will help it grow further.

FINANCIAL REVIEW AND ANALYSIS – Aditya Birla Nuvo standalone

Rs. Crores

	2006-07	2005-06	Change (%)
Net Sales	**3,420.5**	**2,642.0**	**29%**
Other Income	**44.5**	**23.4**	90%
Operating Profit (PBDIT)	**603.8**	**443.4**	**36%**
Net Interest	171.2	55.8	207%
Depreciation	120.3	111.8	8%
Profit Before Tax and Exceptional Items	**312.3**	**275.8**	**13%**
Exceptional Items	(1.2)	(4.0)	
Profit after Exceptional Items	**311.1**	**271.7**	**15%**
Provision for Current Tax	67.6	87.5	-23%
Fringe Benefit Tax	3.4	4.2	-19%
Provisions for Deferred Tax	15.2	(6.9)	
Net Profit	**225.0**	**186.9**	**20%**

Revenue (Rs.Crores)



3420
2642
29%
FY 06
FY 07

Operating Profit (Rs.Crores)



604
443
36%
FY 06
FY 07

On a stand-alone basis, your company has posted a revenue growth of 29% at Rs.3420.5 Cores vis-à-vis Rs. 2642.0 Crores in the previous year. Operating profit is also higher by 36% at Rs. 603.8 Crores against the previous year's Rs. 443.4 Crores.

Segmental Revenue


Financial Services 0.8%
Insulator 3.3%
Garments 20%
Textiles 18.2%
Rayon 12.9%
Fertiliser 22.8%
Carbon Black 21.6%

Segmental Operating Profit


Financial Services 1.4%
CFD 2.3%
Insulator 5.9%
Garments 14.3%
Textiles 11.4%
Rayon 20.3%
Fertiliser 22%
Carbon Black 22.4%

There was growth in revenue across businesses. Fertilizers grew with full year revenue coming in FY '07, after the merger with your company effective from September 1, 2005. Insulators saw a decline in revenue, hampered by lower production. Fertilizer was the highest contributor to revenue followed by Carbon Black, Garments and Textiles.

While Carbon Black, Fertilizers and VFY have contributed significantly to the company's profitability, the improved performance of the Garments and Textiles business has strengthened the company's bottom line.

Interest

Interest during the year has increased substantially from Rs.68.5 Crores to Rs.195.4 Crores as borrowings increased for investments in Idea and for Capex.

Interest income for the full year has risen from Rs.12.7 Crores to Rs.24.2 Crores on account of treasury income on temporary investment of unutilised funds from the rights issue. This will be used for the scheduled repayment of debt taken for Idea acquisition.

Depreciation

Depreciation is higher at Rs.120.3 Crores against Rs. 111.8 Crores in the previous year because of increased capital expenditure.

Exceptional Items

The VRS scheme at Rayon Division continued this year too. VRS was provided to 56 persons at a cost of Rs. 1.4 Crores as against VRS provided to 172 persons at a cost of Rs.4.0 Crores last year. VRS cost is shown as exceptional cost. There was a gain of Rs 20 Lacs on divestment of contract export business into Madura Garments Export Limited, which has been accounted in exceptional items.

Provision for Current, Deferred Tax and FBT

Provision for taxation is at Rs. 86.1 Crores as against Rs. 84.8 Crores in the previous year. We have written back tax provision of Rs. 31.6 Crores related to earlier years on completion of the assessment.

Net Profit

As a result, Net profit for the current year has risen by 20% to Rs.225.0 Crores.

The Company's Earnings Per Share (EPS) is at Rs.25.6 against Rs. 24.5 in the previous year. Cash Earning Per Share (CEPS) is also higher at Rs 41.0, up from Rs.38.2 in FY '06.

Dividend

Your company has paid interim dividend of Rs. 5.5 per share in March 2007 which was treated as the final dividend for the year as against Rs. 5.0 per chare paid last year. The dividend outgo, including dividend tax was Rs. 58.5 Crores as against Rs. 47.6 Crores last year.

CASH FLOW ANALYSIS

Rs. Crores

	2006-07
SOURCES OF CASH	
Cash flow from operations (Net of Tax)	514.2
(Increase)/Decrease in Working Capital	114.7
Dividend Received	23.7
Proceeds from Borrowings (Net)	
- Long Term Borrowings	846.7
- Short Term Borrowings	426.2
Proceeds from sale of Contract Export division	34.5
Proceeds from Rights issue	769.7
TOTAL	**2,729.7**
USES OF CASH	
Net Capital Expenditure	293.9
Investment in JV's and Subsidiaries	2,050.8
Purchase / (Sale/Redemption) of investments (Net)	116.1
Net Interest Paid	160.4
Dividend Paid	106.1
Increase/(Decrease) in Cash and Cash Equivalents	2.4
TOTAL	**2,729.7**

Sources of Cash

Operating cash flow

Operating cash flow for the year is Rs. 514.2 Crores. VFY and Carbon Black businesses remained the main contributors to the operating cash flows. The Garments, Fertilisers and Textiles businesses also contributed significantly to the operating cash flows.

Your company has given VRS to 56 persons at a cost of Rs. 1.42 Crores. This would help to improve the productivity norms.

Proceeds from Borrowings

Your company has raised long-term and short-term loans of Rs. 1168.0 Crores for funding the acquisition of stake in Idea. Further, a sum of Rs. 95 Crores was raised as Term Loan under Technology Upgradation Fund (TUF) scheme of the Government of India. Deferred Sales Tax loans have escalated by Rs. 14.2 Crores.

IDEA specific borrowings of Rs. 400.0 Crores have been repaid during the year, out of the rights issue proceeds. FCNRB loan of Rs. 9.1 Crores has been repaid during the year. A sum of Rs. 4.7 Crores has been repaid towards TUFS loans.

Uses of Cash

Net Capital Expenditure

At Rayon division, your company invested a sum of Rs. 17.2 Crores for expanding the caustic soda capacity by 65 MTPD, taking the total capacity to 225 MTPD. Further Capex of Rs. 34.7 Crores was incurred for an 18 MW captive power plant set up in Sep'06. Capex of Rs. 3.8 Crores was incurred to increase VFY capacity by 400 MTPA in Jan'07.

At the textiles division, capex of Rs. 35.6 Crores was incurred for expansion of flax spinning by 2816 spindles and fabrics by 14 looms.

At the Garments division, capex of Rs. 15.2 Crores was incurred to increase retail space for exclusive brand outlets.

At the Carbon Black division, capex of Rs. 84.5 Crores was incurred for capacity expansion by 60,000 MT. This will be completed by the end of June '07

At the Fertilizers division, capex of Rs. 21.9 Crores was incurred for de-bottlenecking of the ammonia plant.

Other capex includes modernisation of plants at various divisions.

Investments in JVs and Subsidiaries (Net)

Investment in equity shares comprised Rs. 156.5 Crores in Birla Sunlife Insurance Company Ltd.

Your company acquired further 15% equity stake in Idea Cellular Limited at a cost of Rs. 1372.9 Crores during first quarter of fiscal year 2006-07 taking Nuvo's stake to 35.74%. Your company also invested Rs. 225 Crores in Idea's IPO Pre-Placement. Post the Idea IPO, Nuvo's equity stake has come down to 31.78%.

Your company has invested Rs. 150.0 Crores in TransWorks for the acquisition of Minacs.

Other major investments include equity infusion in Birla Global Finance Company Limited to the tune of Rs. 68.7 Crores.

Your company, along with its wholly owned subsidiary Laxminarayan Investments Ltd., acquired further 49% stake in Birla NGK Insulator (Pvt.) Limited at a total cost of 74.1 Crores, making its Nuvo's subsidiary w.e.f. 29th November 2006.

Increase in Working Capital

The working capital decreased by Rs. 114.7 Crores.

Inventories have been reduced by Rs. 28.0 Crores, as raw material inventory in the Carbon Black business went down due to the lower CBFS Stock.

Debtors and other receivables are up by Rs. 13.1 Crores, due to higher receivables in the fertilizers business.

Creditors and other Liabilities have been reduced by Rs. 32.7 Crores.

Risk Management

The link between risk and reward has become more important for the company, as it grapples with the challenges of growing and delivering profit amidst stiff competition from global players. The world economic environment, client expectations and competitive landscape continue to evolve. This brings new challenges and risks such as expansion of overseas-based competitors in India, predatory pricing in the market, poaching of talent and acquisition of Indian companies.

Aditya Birla Nuvo's risk management framework establishes risk management processes at each business, helping in identifying, assessing and mitigating risks that could materially impact our performance in achieving our stated objectives. The components of risk management are different for different businesses and are defined by the company's business model and strategies, organisational structure, culture, risk appetite and dedicated resources.

Aditya Birla Nuvo's structured Risk Management (RM) process provides confidence to the stakeholders that the Company's risks are known and well managed. The risk management framework ensures compliance with the requirements of amended clause 49 of listing agreement.

Since Aditya Birla Nuvo is a diversified conglomerate, the risk events are identified, assessed, mitigated and monitored for each business separately. Our risk management approach comprises three key components:

(1) **Risk identification**: External and internal risk events that must be managed are identified in the context of each business' strategy and specific business objectives. These risk events are assessed by senior managers of the business on defined criteria and prioritized for development of risk mitigation plans.

    Broadly risks are classified into Strategic, Operations, Financial and Knowledge risks, which are further drilled down to market structure, process, systems, legal, governance and people culture.

(2) **Risk mitigation**: This step comprises developing of a mitigation plan for the risks identified and to be treated on priority.

(3) **Risk monitoring and assurance**: Key risks are managed through a structure that cascades across the corporate and businesses. At the corporate level, the Risk Management Committee is headed by the Managing Director and comprising of the business heads, is responsible for the risk management process and reviewing the implementation and effectiveness of mitigation plans. The Board of Directors of the Company review the process after it is vetted by the Audit Committee.

Apart from business risks, the Company is exposed to risks on account of interest rate, foreign exchange, commodity pricing and regulatory changes, which are being effectively monitored and mitigated.

Foreign exchange risk

The company has a policy to hedge its long-term as well as short-term foreign exchange exposures to minimize foreign exchange risk. While long-term foreign currency borrowings are fully hedged, short-term exposures are hedged as per the policy formulated by the Company in this regard. The Company has reported aggregate exports of Rs. 499.9 Crores and imports of Rs. 991.1 Crores on CIF basis in FY 2006-07.

Interest rate risk

The company has a mixed basket of fixed and floating rate borrowings, both in rupees and foreign currency. The Company continuously monitors its interest rate exposures and whenever required, uses derivative instruments to minimize interest rate risk and interest cost.

Commodity price risk

The Company is exposed to the risk of price fluctuation on raw materials as well as finished goods in all its products. However, the risk is mitigated well considering the inventory levels and normal correlation in the price of raw materials and finished goods.

INTERNAL CONTROL SYSTEM

The Company has adequate internal control systems for business processes across various profit centres, with regard to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. The Internal control system is supplemented by extensive audits conducted by the Corporate Audit Cell.

Clearly defined roles and responsibilities for all managerial positions have been institutionalised. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors actively reviews the adequacy and effectiveness of the internal control systems and suggests improvements.

The Management Information System (MIS) is the backbone of the Company's control mechanism. All operating parameters are monitored and controlled. Any material change in the business outlook is reported to the Board. Material deviations from the annual planning and budgeting, if any, are reported on a quarterly basis to the Board. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

HUMAN RESOURCE MANAGEMENT

At present the Company has 8197 employees on its rolls. These human resource assets are integral to the Company's ongoing successes and enable the company to deliver superior performance year after year. The Company's Human Resource processes have been covered in depth in the Director's Report.

CONCLUSION

With its various investments and growth initiatives your company has a well-diversified, balanced portfolio of "value" and "high growth" businesses. Against the backdrop of the initiatives taken and strong performance by the individual businesses during the year, Aditya Birla Nuvo is travelling on the path of superior performance.

Our strategy continues to focus on all-around growth and consolidation across the diversified businesses. As a result of the transformation, the high growth businesses contribute 66% to our total revenues. The high growth businesses impact would be more prominent in the coming years, helped by the success of strategic plans.

The overall outlook for the Company's future is bright.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations.

CORPORATE GOVERNANCE REPORT

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are a product of self-desire, reflecting the culture of the trusteeship that is deeply ingrained in our value system and reflected in our strategic thought process. At a macro level, our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, **Aditya Birla Nuvo Limited,** a flagship of the Aditya Birla Group, is striving for excellence through adoption of best governance and disclosure practices. During the year, the Company has further strengthened the quality of disclosures on the Board composition and its functioning, remunerations paid and level of compliance with various Corporate Governance Codes.

Compliance with SEBI Code of Corporate Governance

Your company is fully compliant with the requirements of the prevailing and applicable corporate governance code and is committed to ensuring compliance with any proposals for modifications well ahead of their implementation timelines. Your Company's compliance with requirements are presented in the subsequent sections of this Report.

I. BOARD OF DIRECTORS

The Board should have an optimum combination of Executive and Non-Executive Directors and at least 50% of the Board should comprise of Non-Executive Directors. Further, at least one-third of the Board should comprise of Independent Directors if the Chairman is non-executive and at least half of the Board should be independent in case of an executive Chairman. Also a Director shall not be a member in more than ten committees or act as Chairman of more than five committees across all companies in which he is a director.

Composition of the Board

The Company has a balanced Board, comprising Executive and Non- Executive Directors which includes independent professionals. The Chairman being Non- Executive, the total strength of Independent Directors exceeds one- third of the total strength of the Board. The details of the directors with regards to the outside Indian directorships (other than Section 25 Companies), positions in either Audit Committee or Shareholder's/ Investor Grievance Committee as well as attendance at board meeting/ Annual General Meeting are as follows:

Director	Category	No. of Outside Directorship(s) Held		Outside Committee Positions Held[3]		No. of Board Meetings		Attended Last AGM
		Public	Private	Member	Chairman/ Chairperson	Held	Attended	
Mr. Kumar Mangalam Birla	Non-Executive	11	11	-	-	10	8	No
Mrs. Rajashree Birla	Non-Executive	6	12	-	-	10	5	No
Mr. H. J. Vaidya	Independent	-	1	-	-	10	10	No
Mr. B. L. Shah	Non-Executive	5	-	1	-	10	10	No
Mr. P. Murari	Independent	10	-	3	1	10	7	Yes
Mr. B. R. Gupta	Independent	5	-	-	3	10	9	Yes
Ms. Tarjani Vakil	Independent	6	1	3	3	10	10	Yes
Mr. Vikram Rao[1]	Whole Time Director	3	1	-	-	10	7	No
Mr. S. C. Bhargava	Independent	13	-	2	1	10	9	No
Mr. G. P. Gupta	Independent	13	-	4	5	10	10	Yes
Dr. Bharat K. Singh[2]	Managing Director	7	-	-	-	3	3	N.A.
Mr. Rakesh Jain	Whole Time Director	1	-	-	-	10	9	No
Mr. S.K. Mitra	Whole Time Director	6	2	4	-	10	9	No
Mr. K.K. Maheshwari	Whole Time Director	3	-	3	2	10	8	Yes
Mr. Adesh Kumar Gupta	Whole Time Director & CFO	8	-	6	-	10	10	Yes
Mr. Sanjeev Aga[4]	Managing Director	NA[4]	NA[4]	NA[4]	NA[4]	7	5	Yes


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PETER ENGLAND
Presenting ELEMENTS, a casual line of work, leisure and party wear


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ELEMENTS

1. *Appointed as Whole-Time Director w.e.f 1st November, 2006*
2. *Appointed as Managing Director in place of Shri Sanjeev Aga w.e.f 1st November , 2006*
3. *Only two Committees viz. Audit Committee and Shareholders'/ Investors' Grievance Committee are considered.*
4. *Mr. Sanjeev Aga was holding the office of Managing Director of the Company up to 1st November, 2006.*

Non Executive Directors' Compensation and Disclosure:

All fees/ compensation , (except sitting fees) paid to non-executive directors, including independent directors , shall be fixed by the Board of Directors and shall require shareholders approval. The Shareholders' resolution shall specify the limits for the maximum number of stock options that can be granted to non- executive directors, including independent directors.

Sitting fees for attending meeting of Board/ Committee is paid as per the provisions of Article 102 of Articles of Association of the Company . Commission paid to the non-executive directors is fixed by Board of Directors pursuant to the shareholder's approval.

- **Details of Board Meetings and Attendance**

The Board shall meet at least four times a year , with a maximum time gap of four months between any two meetings. The minimum information to be made available to the Board as prescribed in clause 49 of the Listing Agreement.

The Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information (as mandated by the regulations) is placed before the Board. The Board reviews compliance reports of all law as applicable to the Company, as well as steps taken by the Company to rectify instances of non-compliances. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussion. The details of Board meetings held during FY 2006-2007 are as outlined below:

Date of Board Meeting	City	No. of Directors Present
10th April, 2006	Mumbai	13 out of 15
28th April, 2006	Mumbai	14 out of 15
15th June, 2006	Mumbai	11 out of 15
3rd July, 2006	Mumbai	13 out of 15
29th July, 2006	Mumbai	13 out of 15
11th Sep , 2006	Mumbai	13 out of 15
19th Oct, 2006	Mumbai	13 out of 15
7th Dec,2006	Mumbai	13 out of 15
29th Jan, 2007	Mumbai	13 out of 15
12th Mar,2007	Mumbai	13 out of 15

Code of Conduct:

The Board shall lay down a code of conduct for all Board members and senior management of the company. All Board members and senior management personnel shall affirm compliance with the code on an annual basis. The Annual Report of the Company shall contain a declaration to this effect signed by the CEO.

A declaration by Managing Director affirming the compliance of the Code of Conduct by Board members and senior management executives is also annexed separately in this Annual Report.

II Audit Committee

A qualified and independent audit committee shall be set up and should meet at least four times in a year . The audit committee shall have minimum three directors as members, with two-thirds of its members being independent directors. All members of audit committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Chairman of the Audit Committee shall be an independent director and shall be present at Annual General Meeting to answer shareholder queries. The Company Secretary shall act as the Secretary to the Committee.

The Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Clause 49 of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. All the members of the Company's Audit Committee are Independent directors. During the year, the Audit Committee met 9 times to deliberate on various matters and details of the attendance by the Committee members are as follows:

Name of Director	Served in past	No.of Meetings held	No. of Meetings attended
Ms. Tarjani Vakil, Chairperson	As Chairperson and Managing Director of Exim Bank	9	9
Mr. P. Murari	As Secretary to the President of India before retiring from service in September, 1992. He has held several key positions in various institutions and professional bodies.	9	7
Mr. B. R. Gupta	As Executive Director of Life Insurance Corporation of India (Investments).	9	9
Mr. G. P. Gupta	As Chairman of Industrial Development Bank of India and Former Chairman of Unit Trust of India.	9	9

The Managing Director and the CFO of the Company are permanent invitees to the meetings of the Committee. The Company Secretary acts as Secretary to the Committee.

The Scope of the functioning of the Audit Committee is to review , from time to time, the internal control procedures, the accounting policies of the Company and such other functions as may be recommended from time to time by SEBI, Stock Exchanges and/or under the Companies Act, 1956 which inter-alia include review of :

1. *Management Discussion and Analysis of financial condition and results of operations;*
2. *Statement of significant related party transactions submitted by the management;*
3. *Management letters/ letters of internal control weaknesses issued by the statutory auditors;*
4. *Internal audit reports relating to internal control weaknesses; and the appointment, removal and terms of remuneration of the Chief internal auditor;*
5. *Risk Framework*

Other Board Committees:

During the year , the Board has constituted following other Board Committees .The Names of the Committee, brief terms of reference and No. of meetings held during the year are as under :-

Name of the Committee	Date of constitution	Members	Terms of reference	No. of Meetings held in 2006-07
Risk Management Committee.	29.07.06	Chairman-Managing Director Members-Whole-Time Directors	To review and reassess the risks of the businesses on an annual basis and to develop an effective risk mitigation plan.	One meeting held on 19th Sep, 2006
ESOP Compensation Committee	07.12.06	Mr. Kumar Mangalam Birla Mr. H.J. Vaidya Mr. B.R. Gupta	Formulating an ESOS Scheme, and its Simplementation, administration and supervision and formulating details terms and conditions in accordance with SEBI Guidelines.	As the Committee has been recently formed no meeting was held upto 31.03.2007

A Special Committee consisting of Shri Kumar Mangalam Birla, Dr. Bharat K. Singh and Shri G.P. Gupta, was constituted on 11th September, 2006 to decide the amount of the Rights Issue, price band and premium of the Rights Issue and to decide the ratio and number of shares to be issued.

III Subsidiary Companies

At least one Independent director on the Board of Directors of the holding company shall be a director on the Board of Directors of a material non-listed Indian Subsidiary Company. The Audit Committee of the listed holding company shall also review the financial statements, in particular, the investments made by the unlisted subsidiary company. The minutes of the Board meetings of the unlisted subsidiary Company shall be placed at the Board meeting of the listed holding company. The management should periodically bring to the attention of the Board of Directors of the listed holding company, a statement of all significant transactions and arrangements entered into by the unlisted subsidiary company.

*The Company has one material non-listed Indian Subsidiary Company **namely Birla Sun Life Insurance Company Limited (BSLICL)** . The Audit Committee reviews the financial statements and investments made by unlisted subsidiary companies. The minutes of the Board meeting as well as statements of all significant transactions of the unlisted subsidiary companies are placed regularly before the Board of Directors for their review.*

Mr. G.P Gupta, an Independent Director of the Company is director of BSLICL.

IV Disclosures

(A) Basis of related party transactions :

A statement in summary form of transactions with related parties in the ordinary course of business, details of material individual transactions with related parties that are not in the normal course of business and details of material individual transactions with related parties that are not on an arm's length basis is required to be placed before the audit committee.

The Company places all the aforesaid details before the Audit Committee from time to time. Particulars of related party transactions are listed out in Schedule 19 of the Balance Sheet forming part of the Annual Report.

(B) Disclosure of Accounting treatment :

The Company has followed all relevant Accounting Standards while preparing the financial statements.

(C) Risk Management :

The Company shall lay down procedure to inform Board members about the risk assessment and minimization procedures. These procedures shall be reviewed to ensure that executive management controls risk through means of a properly defined framework

The Company has developed comprehensive risk management policy and it is reviewed by the Audit Committee, which in turn, informs the Board about the risk assessment and minimization procedures. Since the risk control framework is new to Indian Corporate culture, it is being strengthened on continuous basis using the outside professional help.

With a view to further strengthen the risk management framework and to continuously review and reassess the risks that the businesses of the Company are confronted with , the Board of Directors in its meeting held on 29th July, 2006, has constituted a Risk Management Committee comprising of all the Whole- time Directors including the Managing Director.

The Committee reviews and re-assesses the business risks on an annual basis. The Committee has identified top 30-40 risks covering various businesses and has initiated steps for effective risk mitigation plan. During the year under review, the committee has met once on 19th September, 2006.

(D) Proceeds from public issues, right issues, preferential issues etc:

If any capital is raised through an issue, the Company needs to disclose to the Audit Committee, the uses/applications of funds on a quarterly basis. Further, on an annual basis , the company shall prepare a statement of funds utilized for purposes other than stated to the other document / prospectus/notice and place it before the audit committee. The statement shall be certified by the statutory auditors of the Company.

The Company made a Rights Issue of Equity Shares in the month of December, 2006. The Company has placed a detailed statement containing the uses/application of funds raised through the said Rights Issue before the Audit Committee held on 03.05.2007.

(E) Remuneration of Directors.

The Company needs to disclose all pecuniary relationship or transactions of the Non- Executive director's vis-à-vis the Company.

The Company has a system where all the directors or senior management of the Company are required to disclose all pecuniary relationship or transactions with the Company.

No significant material transactions have been made with the non-executive directors vis-à-vis the Company.

The Company needs to make disclosures on the remuneration of directors.

The Company shall publish its criteria of making payments to non-executive directors in its annual report. Alternatively, this may be put up on the Company's website and reference drawn thereto in the annual report.

Besides sitting fees @ of Rs. 20,000/- per meeting of the Board or Committee thereof, the Company also pays commission to the non-executive Directors.

For F.Y. 2006-07, the Board has approved payment of Rs. 1.5 crores (Previous year Rs. 1.5 crores) as commission to the non-executive Directors of the Company pursuant to the authority given at the Annual General Meeting of the Company held on to pay commission , not exceeding 1% of the net profits of the Company , to the non- executive Directors of the Company . The amount of commission payable is determined after assigning weightage to attendance, type of meeting and preparations required.

The Details of remuneration to the Directors: -

Name of Director	Salary & Allowance	Perquisites and Other benefits	Performance linked income/ bonus paid/ Commission payable	Sitting fees paid
	(In Rs.)	(In Rs.)	(In Rs.)	(In Rs.)
Mr. Kumar Mangalam Birla	—	—	92,03,000	1,80,000
Mrs. Rajashree Birla	—	—	2,87,000	1,00,000
Mr. H. J. Vaidya	—	—	8,06,000	3,00,000
Mr. B. L. Shah	—	—	6,26,000	3,20,000
Mr.P Murari	—	—	7,13,000	3,00,000
Mr. B. R. Gupta	—	—	9,05,000	3,60,000
Ms. Tarjani Vakil	—	—	9,71,000	3,80,000
Mr. Vikram Rao	47,63,725	11,39,853	0	1,20,000
Mr. S. C. Bhargava	—	—	5,17,000	1,80,000
Mr. G. P. Gupta	—	—	9,71,000	4,00,000
Dr. Bharat. K. Singh #	55,55,400	12,62,759	0	0
Mr. Rakesh Jain	1,52,34,408	38,17,648	62,40,000	0
Mr. S. K. Mitra #	1,13,23,980	68,30,774	0	60,000
Mr. K. K. Maheshwari	1,68,67,990	30,05,084	0	0
Mr. Adesh Gupta	62,94,219	18,34,934	20,18,000	0
Mr. Sanjeev Aga #	1,00,59,060	38,45,829	65,67,000	0

Note:

1. *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son & mother respectively.*
2. *The Company has a policy of not advancing any loans to its Directors except to Executive Directors in the course of normal employment.*
3. *The appointment of Managing/ Whole Time Directors is subject to termination by three months notice in writing by either side.*

Remuneration relates to the part of the year

The Company shall disclose the number of shares and convertible instruments held by non-executive directors in the annual report.

Detail of shareholding of Non- Executive Directors in the Company is as follows:

Director	No. of Shares
Mr. Kumar Mangalam Birla	4609
Mrs. Rajashree Birla	127634
Mr. H.J. Vaidya	7127
Ms. Tarjani Vakil	177
Mr. S.C. Bhargava	233
Mr. G.P. Gupta	339

(F) Management

As part of the director's report or as an addition thereto, a Management Discussion and Analysis report should form part of the Annual Report to the shareholders.

The Management Discussion and Analysis Report, published as a separate section of this report is prepared in accordance with the requirements laid out in Clause 49 of the Listing Agreement and forms part of the Annual Report.

Senior Management shall make disclosures to the Board relating to all material financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the Company at large (for e.g dealing in company shares, commercial dealings with bodies , which have shareholding of management and their relatives etc.)

No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company.

(G) Shareholders:

In case of the appointment of a new director or re-appointment of a director, the shareholders must be provided with the details of Directors.

The Company is regularly providing details of new Directors and Directors seeking re-appointment in the Annual General Meeting notice attached with the Annual Report.

Quarterly results and presentations made by the Company to analysts shall be put on company's website, or shall be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

Quarterly Presentations on the Company results are available on the website of the Company (www.adityabirlanuvo.co.in) and the Group (www.adityabirla.com). The hard and soft copies are also sent to concerned stock exchanges simultaneously so as to enable them to put them on their notice board/website.

SHAREHOLDER'S GRIEVANCES COMMITTEE.

A Shareholders' Grievances Committee under the chairmanship of a non-executive director is formed to specifically look into the redressal of shareholder and investors complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividend , non- receipt of corporate benefits etc.

To expedite the process of share transfers, the Board of the Company shall delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents.The delegated authority shall attend to share transfer formalities at least once in a fortnight.

The Company has an " Investor Relations and Finance Committee " comprising of Mr.P. Muari , Mr. H.J. Vaidya, Mr. B.L. Shah, Dr. Bharat K. Singh, as the members , Mr. P. Murari is the Chairman of the Committee. The Committee looks into various issues relating to shareholders including transfer and transmission of shares as well as non - receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation/ rematerialisation of shares as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

During the year under review, the Committee met 6 times to deliberate on various matters referred above. Details of attendance by Directors for the Committee meetings are as follows:-

Name of Director	Non Executive / Independent	No. of Meetings	
		Held	Attended
Mr. P. Murari	Independent	6	1
Mr. H.J. Vaidya	Independent	6	5
Mr. B.L. Shah	Non- Executive	6	6
Mr. Sanjeev Aga	Executive	4	3
Dr. Bharat K. Singh #	Executive	2	2

 # Dr. Bharat K. Singh has become a member of the Investor Relations and Finance Committee (IRFC) in place of Mr. Sanjeev Aga w.e.f. 1st November, 2006.

The Company Secretary acts as Secretary to the Committee. He is compliance officer of the Company and also responsible for redressal of investor complaints.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges, To expedite the transfer in the physical segment , necessary authority has been delegated to officers, who are authorised to transfer upto 5000 shares under one transfer deed. Details of share transfers/transmission approved by the officers are placed before the Committee from time to time.

Details of complaints received, number of shares transferred during the year , time taken for effecting these transfers and the number of share transfers in the Shareholder Information section of this Annual Report.

V. CEO/ CFO certification:

The CEO and CFO certification of the financial statements and the cash flow statement for the year is enclosed separately at the end of the report.

VI. REPORT ON CORPORATE GOVERNANCE.

There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the company. Non- compliance of any mandatory recommendation with reasons thereof and the extend to which the non-mandatory recommendations have been adopted should be specifically highlighted.

A separate section on Corporate Governance forms part of the Annual Report. Certificate form the Statutory Auditors confirming compliance with the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement of the Stock exchanges in India forms part of this report.

VII. General Body Meetings:

Details of Annual General Meetings:-

Location and time, where last 3 Annual General Meetings held:-

Year	AGM	Location	Date	Time
2005-06	AGM	Regd. Office Veraval, Gujarat	17th Aug, 2006	10:30 A.M.
2004-05	AGM	Regd. Office Veraval, Gujarat	24th June, 2005	11:30 A.M.
2003-04	AGM	Regd. Office Veraval, Gujarat	30th June, 2004	12:00 Noon

Court Convened Meeting (CCM) for approval of Scheme of Amalgamation between Indo Gulf Fertilisers Limited and the Company	
Year	2005-06
Location	Regd. Office, Veraval, Gujarat
Date	16th November, 2005
Date of declaration of result of poll results	17th November, 2005
Number of shareholders attended and voted at the Meeting	96 (Shareholding Votes - 3,39,90,339)
Shareholders whose votes were invalid	4 (Shareholding Votes - 11,26,193)
Shareholders who voted in favour of the Scheme	90 (Shareholding Votes - 3,28,63,944)
Votes against the Resolution	2 (Shareholding Votes - 11,26,193)

Court Convened Meeting (CCM) for approval of Scheme of Amalgamation between Birla Global Finance Limited and the Company	
Year	2005-06
Location	Regd. Office, Veraval
Date	16th November, 2005
Date of declaration of result of poll results	16th November, 2005
Number of shareholders attended and voted at the Meeting	108 (Shareholding Votes - 3,28,97,867)
Shareholders whose votes were invalid	2 (Shareholding Votes - 32,797)
Shareholders who voted in favour of the Scheme	105 (Shareholding Votes - 3,28,44,869)
Votes against the Resolution	2 (Shareholding Votes - 20,201)

Whether any special resolutions passed in the previous 3 AGMs *Yes*

All the resolutions, including following special resolutions set out in the respective Notices were passed by the Shareholders.

Status of Compliance of Non mandatory requirement.

1. The non- Executive Chairman of the Company may be entitled to maintain an office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge his responsibility effectively.

   The Company maintains a separate office for the Non- Executive Chairman . All necessary infrastructure and assistance are available to enable him to discharge his responsibilities effectively.

2. The Board may set up a " remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company 's policy on specific remuneration packages for executive directors including pension rights and any compensation payment .

   The Company does not have a Remuneration Committee except for ESOP. The remuneration of the Managing/ Whole- time Directors is fixed by the Board of Directors.

3. The half yearly declaration of financial performance including summary of the significant events in last six months , should be sent to each household of shareholders.

   Performance update consisting of financial and operational performance is being sent to the shareholders.

4. Company may move towards a regime of unqualified financial statements.

   During the period under review, there is no audit qualification in the financial statement. The Company continues to adopt best practices to ensure unqualified financial statements.

5. The Company may establish a mechanism for employees to report to the management concerns about unethical behaviours, actual or suspected fraud or violation of the company's code of conduct or ethics avails of the mechanism and also provide for 'direct access to the Chairman of Audit committee in exceptional cases. Once established, the existence of the mechanism may be appropriately communicated within the organisation.

   The Company has established policy in this regard.

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchange(s), it is hereby declared that all the Board Members and Senior Management personnel of the Company have affirmed the compliance with the Code of Conduct for the year ended 31.3.2007.

Place: Mumbai
Date: May 03, 2007

Dr. Bharat K. Singh
Managing Director

CEO/CFO CERTIFICATION

The Managing Director and the CFO heading the finance function have certified to the Board that:

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief:

 (i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

 (ii) these statements together present a true and fair view of the company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the company during the period which are fraudulent, illegal or violative of the company's code of conduct.

(c) They have accept responsibility for establishing and maintaining internal controls and they have evaluated the effectiveness of the internal control systems of the company and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit committee

 (i) significant changes in internal control during the year;

 (ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

 (iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company's internal control system.

Place: Mumbai
Date: May 03, 2007

Adesh Gupta
(Whole-time Director & CFO)

Dr. Bharat K. Singh
(Managing Director)

SOCIAL REPORT

Beyond Business

Transcending business, we reach out to the weaker sections of society, residing near our plants. We believe it is our collective responsibility to narrow the inequities that exist in our country. Our social projects therefore address issues of deep relevance to human society, such as poverty alleviation through sustainable development and livelihood processes, healthcare, education, societal change and infrastructure development.

Your Company's social projects are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, led by Mrs. Rajashree Birla, your Director.

For the year 2006-07 we have made significant progress. A summary :

In Health Care :

- Conducted 340 medical camps at which over 68,500 villagers were medically examined and those who were afflicted treated for their ailments.
- 3,400 villagers were checked for their eyesight of which 579 senior citizens were provided with intra ocular lens and 460 were given spectacles for better sight, in collaboration with the Aravind Eye Hospital and the Indira Gandhi Eye-care Hospital, the District Authorities and Opthalmologists from major towns.
- At camps organized for tuberculosis, dental check ups and treatment, cancer detection at Rishra, Renukoot and Gummudipoondi over 1130 patients were treated.
- 410 physically impaired persons were examined. Of these, 203 were provided with artificial limbs fitment, while reconstructive surgery enabled rehabilitate over 70 people.
- In collaboration with Indian Red Cross Society, blood donation camps were organized at Jayashree Textiles at Rishra and Hi-Tech Carbon in Gummidipoondi. Over 230 people donated blood.
- In a special drive to treat skin-ailments by Indo Gulf, Jagdishpur, more than 3200 patients were treated. Of these, 162 leprosy affected villagers were cured, of which again 22 patients underwent reconstructive surgery. 30 leprosy-free patients were rehabilitated.
- AIDS awareness camps built greater awareness amongst hundreds of students and the people amidst whom we work, numbering over 7000.

"Our vision is to make a qualitative difference to the lives of the weaker sections of society in proximity to our plants and in doing so improve the human development index of our nation."

— Mrs. Rajashree Birla

Mother and Child Care :

- Through the Government Health Departments and agencies like CARE RACHNA and CARE SURE START Project we have collectively reached out to over 28 lakh families under the Mother and Child Health Care programme.
- 3,170 couples have taken to planned families.
- Immunised 30,72,018 children against polio at Jagdishpur, Veraval, Rishra, Barasat, Gummidipoondi and Renukoot.
- At Rishra 100% Hepatitis immunization was achieved at selected 4 wards. Allopathy and Homeopathy Centres cater to the general health-care needs.



Kids at our creche in Madura Garments.



Farmers pose after a Training Programme at Veraval.



Sparking the desire to learn among visually challenged kids and grown-ups at Jagdishpur



An Aids awareness rally at Gummidipoondi.

Education :

- Merit Scholarships were earned by 170 students close to Indian Rayon, Veraval and Hi-Tech Carbon, Renukoot.
- The Aditya Junior High School in Belharrhi Panchayat, run by Hi-Tech Carbon, Renukoot, helps provide education to the underprivileged.
- At the Kamakhya Balak Ashram at Barasat, which shelters orphans, Jayashree Textiles supports 24 children. Likewise at the Ankur Vidaylaya close by, its involvement benefits 38 children.
- The schools close to our plants are aided through infrastructural support.
- Adult Education Centres at Jagdishpur, Rishra and Gummidipoondi continue to provide informal education.
- The talent search and recognition programme organized by Indo Gulf spanned over 37 schools and 1190 students.

Sustainable livelihood :

- Through village campus interviews, conducted in the hinterland of Karnataka, we provided employment to 475 women at Madura Garments.
- At Jagdishpur, training in the art of zardosi (zari embroidery) has been initiated and 50 girls have joined in.

- More than 400 women who have been trained in tailoring, knitting, mirror-work embroidery, making palm leaves products at Gummudipoondi, Veraval and Rishra now stand on their own feet.

- Agriculture – Through farm-based programmes, farmer training, nursery raising, setting up of vermin-compost units, seed multiplication and intercropping, more than 4400 of farmers benefited.

- Imparting training in computer maintenance, electrical fittings, cutting and tailoring, electronic and automobile repairing, food processing, phenyl making, detergent manufacturing, various traditional handicrafts have enabled 2210 youths become self reliant at Jagdishpur, Veraval and Gummudipoondi.

- Water harvesting structures, such as hand-pumps installation, erecting check-dams, ponds, roof-water harvesting and digging wells support about several families at Renukoot, Uttar Pradesh.

- Immunised 9650 animals and attended to their ailments at animal treatment camps near Veraval.

- The Birla Shaktiman Vocational Training Centre at Jagdispur honed the skills of 96 village boys in various trades in a year long course. This Centre has been in operation for now over two decades.

Women Self-Help Groups :

- Formed 362 Self Help Groups. These have enabled the empowerment of nearly 3730 women through skills – training and income generation.

- 391 women in our plants were trained in embroidery, tailoring and knitting.

Social Welfare :

- A mass marriage programme was organized in Veraval to discourage the practice of dowry.

Infrastructure :

- Infrastructure development is supported by your Company through the construction and repair of approach roads, setting up troughs and drinking water structures, health centres and facilities for the under-served communities.

- Close to Gummudipoondi, low cost toilets benefited 140 families.

- Through Indian Rayon at Veraval, we also distributed solar cookers which aided 155 families.

- At Renukoot, 5 check-dams built in two villages are a boon for 1550 people.

- To solve drinking water problems at the primary schools in Umrala and Sonaraya village, the team at Veraval installed a pipeline for hand-pumps, supported by the Gujarat Water Supply and Sewage Board.

- Over 17,800 tree samplings were planted in 16 villages including Umrala and Sonarya.

In our own humble way we try to make a difference. At the end of the day we fully realize that even though we work in 3700 villages at the Group level, so much more needs to be done, given that we are a nation of over 6 lakh villages.

ENVIRONMENT REPORT

Sustainable development is the cornerstone of our activities.

We subscribe to the triple-bottomline line accountability and are signatories to the Global Compact, a UN Sponsored initiative. We take our social, economic and environmental responsibility seriously. We believe these are linked and key to our success as a Corporate. We make no compromises on this score.

All of your Company's Plants- the Rayon Plant at Veraval,Jaya Shree Textiles at Rishra, the Carbon Black Plants at Renukoot and Gummidipoondi and Insulator Plants at Rishra and Halol are all ISO 14000 EMS Certified. Your Company's plants have also received OHSAS 18001 Certification for Safety Management Systems and are SA 8000 Certified for Social Accountability Standards.

Insulators' Environment Management Systems are attested by the American Bureau of Shipping, a renowned certification agency,based in the USA.

An in-depth environmental audit is conducted at our plants by Professional Environment Auditors, The Central Salt and Marine Chemical Institute (Bhavnagar), - a Gujarat Pollution Control Board recognized Institute, GITCO- Ahmedabad and the Bureau of Indian Standards Their Audit Reports validate our commitment to environment conservation. Additionally, trained environment systems auditors conduct periodic checks.

Your Company's Rayon Brands - RayOne and KolorOne are OEKO TEX Certified. This is an endorsement of all products manufactured under these two brands' highest ecological standards, established for products that come in direct contact with the skin.

State-of-the-art automated industrial Effluent Treatment Plants (ETP) operate across all of your Company's manufacturing units. The treated effluent inclusive of treated sewage thrown up by the plants is recycled and is used for horticulture and irrigation.

The Rayon Division's Caustic Soda Plant at Veraval, is reckoned as a benchmark plant with the lowest rate of solid waste per tonne of production. Initiatives are continuously taken to recycle the waste. Sodium Sulphide is made from Hydrogen sulphite and hypochloride is produced from waste chlorine. We use hydrogen gas to produce caustic flakes. It is one of the cleanest fuels for the Flaker Furnace.

We have commissioned a Brick Manufacturing Plant, utilizing Fly Ash. Most of the fly ash now being generated is supplied to our Group's Cement Plant.

The Veraval Plant operates the latest state of art Bipolar Membrane Cell Technology with 2nd Generation Elements. The expansion of the Plant to 225 TPD has been done using advanced technology, 4th Generation Elements, for the first time in India in 2005 and 2007 in 2 phases, rendering it highly energy efficient.

At Jayshree Textiles in Rishra, the Effluent Treatment Plant has been upgraded to factor the expansion of its wool combining division. The three projects taken under the clean Development mechanism under the aegis of the United Nations Framework Convention on Climate Change (UNFCCC) have been validated and are now awaiting registration with the UNFCCC.

At your Company's Insulator Plant, the effluent generated is recycled for low tension insulators and whatever is not used is given off to the cottage industries.

At your Company's Carbon Black plants in Renukoot and Gummidipoondi, to block the venting of carbon black, vent scrubbers and zero leakage valves have been installed. This has resulted in twin benefits – firstly, no off-gas leakages; and secondly, conservation of energy.

Steam and electricity are generated through channelizing of gases. The power so generated is used for captive consumption and the additional steam is sold to Hindalco, one of our Group Companies, in proximity to your Company's plant in Renukoot.

Your Company is working on Green House Gas Abatement through CDM Projects.

At your Company's Fertiliser Division, mechanisms towards better environment management are well in place. The Plant has Zeolite softners, Deep Hydrolyser, Ammonia stripping systems, de-dusting systems, oily water treatment systems, and guard ponds, supported by effective online monitoring system to safeguard the environment.

Process optimization, water conservation projects and using recycling treated effluent has substantially lowered the plant's water consumption. The Plant's water consumption level is comparable to world class Urea fertilizer plants globally.

Your Company has implemented energy savings projects, leading to significant reduction of CO2 gas emission, a Green House Gas. Your Company is the first fertilizer plant globally to register a Clean Development Mechanism (CDM) Project with UNFCCC. This has resulted in CO2 emission reduction (CERs) by about 60,000 Te and will continue to generate about 25,000 Te CERs per annum. Your Company is working on a few more CDM projects. Three CDM Projects have already been registered with UNFCCC.

Our rain-water harvesting projects are on track. Rain-water has been stored in the lower benches of some of our captive limestone mines. Effective water recharging projects have been implemented. Several water bodies in the catchment areas for rain-water storage and ground water recharging have been created. There is an additional upside as these projects help provide water to communities that live close to our plants.

Your Directors and all of your Company's employees are totally committed to sustainable development.

Our plants wear a green look. And at the break of dawn you can listen to the chirping of birds, while at sundown, as they rush to their nest, you can hear their cacophony.



VAN HEUSEN

SHAREHOLDER INFORMATION

1. Annual General Meeting

Date and Time	: 1st August, 2007 at 11.00 a.m.
Venue	: Registered Office Indian Rayon Compound Veraval - 362 266 Gujarat, India.

2. Financial Calendar

Financial reporting for the quarter ending June 30, 2007	: End July, 2007
Financial reporting for the half year ending September 30, 2007	: End October, 2007
Financial reporting for the quarter ending December 31, 2007	: End January, 2008
Financial reporting for the year ending March 31, 2008	: End April, 2008
Annual General Meeting for the year ended March 31, 2008	: June/July, 2008

3. Dates of Book Closure	: 26th July, 2007 to 1st August, 2007 (both days inclusive)
4. Dividend Payment Date	: Interim dividend paid in the last week of March, 2007.
5(a) Registered office	: Indian Rayon Compound, Veraval – 362 266 Gujarat, India. Tel: (02876) 245711 Fax: (02876) 243220 Email: irilveraval@adityabirla.com
5(b) Web Site:	: http:www.adityabirlanuvo.co.in : http://www.adityabirla.com

6(a) Listing on Stock Exchanges at

Equity Shares	**Global Depository Receipts (GDRs)**
Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai – 400 001 National Stock Exchange of India Ltd. "Exchange Plaza" Bandra-Kurla Complex Bandra (East) Mumbai – 400 051	Luxembourg Stock Exchange Undertaking Societe de la Bourse de Luxembourg L- 2011, Luxembourg

Note: *Listing Fees has been paid to all the Stock Exchanges as per their schedule.*

12. Share Transfer System : Share transfers in physical form are registered normally within 2-3 days from the date of receipt, provided that the documents are clear in all respects.

Investor Relations & Finance Committee of the Board considers and approve transfer above 5,000 shares under one transfer deed. Further, certain officers of the Company have been authorised to approve transfers up to 5,000 shares under one transfer deed.

The total number of shares transferred in physical form during the year was 89,010 (Previous Year 88,780). Majority of transfers were completed within 2-3 days from the date of receipt.

Transfer period (in days)	2006 - 2007				2005 - 2006			
	No. of transfers	No. of shares	%	Cumulative total %	No. of transfers	No. of shares	%	Cumulative total %
1 - 5	1857	74,514	83.39	83.00	1683	77,802	87.51	87.51
6-10	89	2,205	4.00	87.39	37	1,967	1.93	89.44
11-15	33	1,812	1.48	88.87	30	1,712	1.56	91.00
16-20	87	3,347	3.90	92.77	55	2,667	2.86	93.86
21-30	161	7,132	7.23	100.00	118	4,632	6.14	100.00
30 and above	-	-	-	-	-	-	-	
TOTAL	**2,227**	**89,010**	**100.00**	-	**1,923**	**88,780**	**100.00**	-

Number of pending Share Transfers as on 31st March, 2007 : No Transfer Deeds were pending for transfer as on 31.03.2007.

13. Investor Services:

(a) The Share Department of the Company has been accredited with ISO 9001:2000 Certification for providing Investor and Secretarial Services by KPMG, Quality Registrar, Mumbai with effect from July 16, 2004 for a period of three years. This Certification testifies to the exemplary standards that the Company's Investor Service Centre has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

(b) Complaints received during the year

Nature of complaints	**2006-07**		**2005-06**	
	Received	Cleared	Received	Cleared
1) Relating to Transfer, Transmission etc.	-	-	10	10
2) Dividend, Interest, Redemption etc.	15	15	12	12
3) Annual Report	1	1	14	14
4) Demat - Remat	4	4	4	4
5) Rights Issue related	954	853		
6) Others	10	10	13	13
Total	**984**	**883**	**53**	**53**

(c) Legal proceedings on share transfer issues, if any: There are no major legal proceedings relating to transfer of shares.

SHAREHOLDER INFORMATION

1.	Annual General Meeting	
	Date and Time	: 1st August, 2007 at 11.00 a.m.
	Venue	: Registered Office Indian Rayon Compound Veraval - 362 266 Gujarat, India.
2.	Financial Calendar	
	Financial reporting for the quarter ending June 30, 2007	: End July, 2007
	Financial reporting for the half year ending September 30, 2007	: End October, 2007
	Financial reporting for the quarter ending December 31, 2007	: End January, 2008
	Financial reporting for the year ending March 31, 2008	: End April, 2008
	Annual General Meeting for the year ended March 31, 2008	: June/July, 2008
3.	Dates of Book Closure	: 26th July, 2007 to 1st August, 2007 (both days inclusive)
4.	Dividend Payment Date	: Interim dividend paid in the last week of March, 2007.
5(a)	Registered office	: Indian Rayon Compound, Veraval – 362 266 Gujarat, India. Tel: (02876) 245711 Fax: (02876) 243220 Email: irilveraval@adityabirla.com
5(b)	Web Site:	: http:www.adityabirlanuvo.co.in : http://www.adityabirla.com

6(a) Listing on Stock Exchanges at

Equity Shares	Global Depository Receipts (GDRs)
Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai – 400 001 National Stock Exchange of India Ltd. "Exchange Plaza" Bandra-Kurla Complex Bandra (East) Mumbai – 400 051	Luxembourg Stock Exchange Undertaking Societe de la Bourse de Luxembourg L- 2011, Luxembourg

Note: *Listing Fees has been paid to all the Stock Exchanges as per their schedule.*

6(b) Overseas Depository for GDRs Citibank N.A
Depository Receipts
388 Greenwich Street,
NEW YORK, NY – 10013, USA
Phone: 212/657-8782
Fax: 212/825-5398

6(c) Domestic Custodian of GDRs ICICI Bank Limited
Securities Market Services
F7/E7 1st floor, 414
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013
Ph: (+91-22) 2490 6882
Fax: (+91-22) 2492 3443

7. Stock Code:

	Stock Code	Reuters	Bloomberg
Stock Exchange, Mumbai	500303	ABRL.BO	ABNL IN
National Stock Exchange	ABIRLANUVO	ABRL.NS	NABNL IN
Global Depository Receipts (GDRs)		IRYN.LU	IRIG LX
ISIN No. of Equity Shares	INE069A01017		
ISIN No. Of GDRs	USY394561192		

8. Stock Price Data

	Bombay Stock Exchange Limited				*National Stock Exchange*				*Luxembourg Stock Exchange*		
	High	*Low*	*Close*	*Av. Volume*	*High*	*Low*	*Close*	*Av. Volume*	*High*	*Low*	*Close*
	(In Rs.)			*(In Nos)*	*(In Rs.)*			*(In Nos)*	*(In US$)*		
Apr-06	889.80	729.50	880.75	31631.28	897.00	730.00	880.45	27744.11	18.91	16.88	18.82
May-06	1000.00	695.35	750.80	17199.41	980.00	683.00	750.15	25414.23	19.78	15	15
Jun-06	798.00	510.05	708.05	27495.70	757.00	500.00	717.50	34254.70	15.5	11.99	14.65
Jul-06	739.95	625.10	724.65	33319.76	775.40	601.10	724.65	38813.00	15.65	13.73	15.20
Aug-06	859.00	702.00	802.40	65137.00	862.00	706.00	804.80	56262.91	17.88	15.56	17.20
Sep-06	871.00	795.50	868.30	19502.67	871.00	790.00	869.10	20404.00	18.23	17.18	18.23
Oct-06	983.95	850.00	978.00	51183.65	985.00	819.60	980.90	61225.55	21.78	19.13	21.78
Nov-06	1176.00	805.00	1162.85	37085.36	1179.00	939.50	1161.40	59186.14	25.65	22.17	25.65
Dec-06	1252.00	1090.00	1247.50	47375.20	1251.00	1081.65	1247.50	67088.50	27.91	24.71	27.91
Jan-07	1324.90	1190.05	1262.00	63896.70	1325.00	1191.00	1260.70	67148.65	29.6	27.32	28.08
Feb-07	1494.00	1150.00	1194.85	42266.74	1498.00	1210.00	1187.70	73506.08	31.06	28.41	28.41
Mar-07	1205.00	960.00	1061.80	44211.00	1202.90	991.50	1070.90	59475.14	26.83	22.65	24.56

9. Stock Performance



Stock Performance (Indexed)
200
180
160
140
120
100
80
60
40
20
0
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Sensex
Aditya Birla Nuvo

10. Stock Performance over the past few years:

Absolute Return (In %)

(In Percentage)	1 Year	3 Years	5 Years
ADITYA BIRLA NUVO	47.87%	481.43%	1431.07%
BSE Sensex	15.89%	133.82%	276.79%
NSE Nifty	12.31%	115.68%	238.32%

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
ADITYA BIRLA NUVO	47.87%	79.82%	72.58%
BSE Sensex	15.89%	32.73%	30.38%
NSE Nifty	12.31%	29.20%	27.60%

BSE Code : 500303
NSE Code : ABIRLANUVO
ISIN No. : INE069A01017

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent
(Registration No. INR 000001815)

Share Department
Registered Office:
Indian Rayon Compound
Veraval 362 266, Gujarat, India
Tel: (02876) 245711
Fax: (02876) 243220
E-mail: abnlsecretarial@adityabirla.com

12. Share Transfer System : Share transfers in physical form are registered normally within 2-3 days from the date of receipt, provided that the documents are clear in all respects.

Investor Relations & Finance Committee of the Board considers and approve transfer above 5,000 shares under one transfer deed. Further, certain officers of the Company have been authorised to approve transfers up to 5,000 shares under one transfer deed.

The total number of shares transferred in physical form during the year was 89,010 (Previous Year 88,780). Majority of transfers were completed within 2-3 days from the date of receipt.

Transfer period (in days)	2006 - 2007				2005 - 2006			
	No. of transfers	No. of shares	%	Cumulative total %	No. of transfers	No. of shares	%	Cumulative total %
1 - 5	1857	74,514	83.39	83.00	1683	77,802	87.51	87.51
6-10	89	2,205	4.00	87.39	37	1,967	1.93	89.44
11-15	33	1,812	1.48	88.87	30	1,712	1.56	91.00
16-20	87	3,347	3.90	92.77	55	2,667	2.86	93.86
21-30	161	7,132	7.23	100.00	118	4,632	6.14	100.00
30 and above	-	-	-	-	-	-	-	
TOTAL	**2,227**	**89,010**	**100.00**	-	**1,923**	**88,780**	**100.00**	-

Number of pending Share Transfers as on 31st March, 2007 : No Transfer Deeds were pending for transfer as on 31.03.2007.

13. Investor Services:

(a) The Share Department of the Company has been accredited with ISO 9001:2000 Certification for providing Investor and Secretarial Services by KPMG, Quality Registrar, Mumbai with effect from July 16, 2004 for a period of three years. This Certification testifies to the exemplary standards that the Company's Investor Service Centre has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

(b) Complaints received during the year

Nature of complaints	**2006-07**		**2005-06**	
	Received	Cleared	Received	Cleared
1) Relating to Transfer, Transmission etc.	-	-	10	10
2) Dividend, Interest, Redemption etc.	15	15	12	12
3) Annual Report	1	1	14	14
4) Demat - Remat	4	4	4	4
5) Rights Issue related	954	853		
6) Others	10	10	13	13
Total	**984**	**883**	**53**	**53**

(c) Legal proceedings on share transfer issues, if any: There are no major legal proceedings relating to transfer of shares.

14 Distribution of Shareholding as on 31st March:-

No. of equity shares held	2007				2006			
	No. of share holders	% of share holders	No. of shares held	% share holding	No. of share holders	% of share holders	No. of shares held	% share holding
1-100	1,28,982	78.36	31,18,819	3.34	59,961	67.16	20,75,441	3.47
101-200	17,745	10.78	24,72,003	2.65	14,497	16.24	20,65,658	3.45
201 - 500	11,642	7.07	35,78,431	3.83	9,974	11.17	31,07,776	5.19
501-1000	3,626	2.20	25,03,719	2.68	2,984	3.34	21,56,669	3.60
1001-5000	2,240	1.36	41,85,337	4.49	1,636	1.83	30,92,850	5.16
5001-10000	141	0.09	994,263	1.07	102	0.11	7,06,836	1.18
10001 & above	227	0.14	76,452,615	81.94	133	0.15	4,66,84,682	77.95
Total	**1,64,603**	**100.00**	**9,33,05,187**	**100.00**	**89,287**	**100.00**	**5,98,89,912**	**100.00**

15 Categories of Shareholding as on 31st March: -

Category	2007				2006			
	No. of share holders	% of share holders	No. of shares held	% of share holding	No. of share holders	% of share holders	No. of shares held	% share holding
Promoters/Persons acting in concert	21	0.01	3,63,96,379	39.01	30	0.03	1,71,55,739	28.64
UTI and other mutual funds	110	0.07	86,25,125	9.24	39	0.04	62,42,489	10.42
Banks, Financial Institutions and Insurance Companies	69	0.04	1,06,36,824	11.40	49	0.05	93,94,482	15.69
FIIs	90	0.05	1,39,51,238	14.95	48	0.05	89,66,170	14.97
NRIs / OCBs	6058	3.68	12,61,519	1.35	2433	2.72	8,55,261	1.43
GDRs	3	0.00	33,77,439	3.62	2	0.00	32,07,006	5.35
Other Corporates	1925	1.17	30,95,990	3.32	1089	1.23	15,99,950	2.67
Individuals	1,56,327	94.98	1,59,60,673	17.11	85,597	95.88	1,24,68,815	20.83
Total	**1,64,603**	**100.00**	**9,33,05,187**	**100.00**	**89,287**	**100.00**	**5,98,89,912**	**100.00**

16. Dematerialisation of Shares and Liquidity	:	The shares of the Company are required to be compulsorily traded in the dematerialised form. The shares of the Company are admitted for trading under both the Depository Systems in India- NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE069A01017. A total of 84,674,010 Shares of the Company constituting 90.75% of the Issued and Subscribed Share Capital were dematerialised as on 31st March, 2007.
17. Details on use of public funds obtained in the last three years	:	The Company has made a Rights Issue to the Shareholders of the Company in the ratio of 2 Right shares for every 17 shares held on the Record Date fixed for the said purpose. The issue price of Rights shares was Rs. 793/- per share of the face value of Rs.10/- each. The said rights shares were allotted on 13th February ,2007. The Company has utilised Rs. 400 Crs till March 31, 2007 for the purposes disclosed in the letter of offer and the balance amount (net of issue expenses) has been temporarily invested in short term liquid instruments/securities.
18. Outstanding GDR/Warrants and Convertible Bonds, Conversion date and likely impact on Equity.	:	Outstanding GDRs as on 31st March, 2007 are 33,77,439 amounting to 3.62% of outstanding paid-up equity capital of the Company. Each GDR represents one underlying Equity Share. Consequent to merger of IGFL with the Company, the Company issued 196581 shares underlying GDR's on 24th April,2006 to the Custodian of GDR holders of erstwhile IGFL.

19. Plant locations

Garments Division:
Madura Garments
110, 4th Cross, 5th Block
Koramangala Industrial Layout
Koramangala
Bangalore – 560 095
Tel: (080) 56915000
Fax: (080) 56915050

Rayon and Caustic Soda Plants:
Indian Rayon Division
Veraval 362 266 Gujarat
Tel: (02876) 245711
Fax. (02876) 243220
E-mail: abnlveraval@adityabirla.com

Carbon Black Plants:
Hi-Tech Carbon
Murdhwa Industrial Area
P.O. Renukoot 231 217
Dist. Sonbhadra, Uttar Pradesh
Tel: (05446) 252387 to 391
Fax: (05446) 252502 / 252858
E-mail: hitechr@adityabirla.com htcrkt@vsnl.com

K-16, Phase II,
SIPCOT Industrial Complex
P.O. Gummidipoondi – 601 201
Dist. Tiruvallur – Tamil Nadu
Tel: (044) 27989233 to 36
Fax: (044) 27989129 / 27989116
E-mail: htcgmpd@vsnl.com
Website: www.hitechcarbon.com

Textile Plants:
Jaya Shree Textiles
P.O. Prabhasnagar – 712 249
Dist Hooghly, West Bengal
Tel: (033) 26721146
Fax: (033) 26721683 / 26722626
E-mail: jayashree.abn@adityabirla.com

Financial Services Division
Appejay, 2nd floor,Shahid Bhagat
Singh Road,Fort, Mumbai- 400 001
Tel: (022) 22880660
Fax (022) 22881088
E-mail:bgflcorp@adityabirla.com

Other Division:
Insulator Division (Domestic Marketing)
P.O. Meghasar Tal. Halol
Dist. Panchmahal , Gujarat - 389330
Tel: (02676) 221002
Fax: (02676) 223375
Email: jsihdom@adityabirla.com

Rajashree Syntex
P.O. Tantigaria Dist.Midnapur
PaschimPIN: 721 102(West Bengal)
Tel: (03222) 263131/ 275820/ 263964
Fax: (03222) 275528
E-mail: rajsyntex@adityabirla.com

Fertiliser Plant:
Indo Gulf Fertilisers
P.O. Jagdishpur Industrial Area
Dist. Sultanpur - 227 817
Uttar Pradesh , India
Tel: (05361) 270032-38
Fax (05361) 270165 & 270595
E-mail: igfl@adityabirla.com

20. Investor Correspondence:
Other than Secretarial Matters

Whole Time Director & CFO
Aditya Birla Nuvo Limited
Corporate Finance Division
A-4, Aditya Birla Centre,
S.K.Ahire Marg,
Worli, Mumbai 400 030
Tel: (022) 6652 5000/2499 5000
Fax: (022) 6652 5821/2499 5821
E-Mail: nuvocfo@adityabirla.com

On Secretarial and Investor
Grievances Matters

The Company Secretary
Aditya Birla Nuvo Limited
Registered Office:
Indian Rayon Compound
Veraval - 362 266, Gujarat, India
E-mail: abnlsecretarial@adityabirla.com

Corporate office:
A-4, Aditya Birla Centre
S.K.Ahire Marg,
Worli, Mumbai 400 030
Tel: (022) 6652 5585
Fax: (022) 6652 5821/2499 5821
E-mail: abnlsecretarial@adityabirla.com

21. Per Share Data:

	2006-07	2005-06	2004-05	2003-04	2002-03
Net Earnings (Rs Crores)	224.97	186.93	113.72	131.28	105.33
Cash Earnings (Rs Crores)	360.45	291.82	192.42	218.70	202.29
EPS (Before exceptional items) (Rs) *	25.74	25.01	20.27	18.59	20.71
CEPS (Before exceptional items) (Rs)	41.16	38.75	33.41	33.19	36.90
Dividend Per Share (Rs)@	5.50	5.00	4.00	4.00	3.75
Dividend Payout (on Net Profit) (%)	26.02	25.47	24.02	20.58	24.05
Book Value Per Share (Rs)	335	264	226	212	196
Price to Earnings * (Before exceptional items)	41.25	29.71	19.70	10.17	3.64
Price to Cash Earnings *	25.80	19.17	11.95	5.69	2.04
Price to Book Value *	3.17	2.81	1.77	0.89	0.39

* Stock price as on 31st March

22. Major Changes in Equity Share Capital in last 10 years

(Rs. in Crores)

Year	Change		Share Capital at the end of Financial Year
	Reason	Amount	
	Equity Share Capital as on 1.04.1994		30.99
1994-95	Shares allotted against conversion of FCDs & Detachable Warrants of Rs.170/- & Rs.200/- each	13.68	44.67
1995-96	-do-	0.28	44.95
1996-97	-do-	0.03	44.98
1997-98	2.25 crore Bonus shares issued in the ratio of 1:2	22.5	67.48
1999-00	76.06 lac shares bought back	-7.6	59.88
2003-04	5160 shares allotted out of abeyance cases	0.00	59.88
2004-05	2880 shares allotted out of abeyance cases	0.00	59.88
2005-06	5130 shares allotted out of abeyance cases	0.01	59.89
2006-07	a) 15030935 Shares allotted on amalgamation of IGFL (in the ratio of 1:3) b) 8583479 Shares allotted on amalgamation of BGFL (in the ratio of 1:3) c) 9800201 Right Issue Shares (in the ratio of 2:17) d) 660 Shares allotted out of abeyance cases	33.42	93.31
	Equity Share Capital as at 31.03.2007		**93.31**

23. Other useful information for Shareholders

Transfer of funds to Investor Education & Protection Fund (IEPF)

1. In terms of the provisions of Section 205A(5) of the Companies Act, 1956, (the "Act") unpaid and unclaimed dividend for the financial year 1997-98 has been transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government under Section 205C of the Act.

2. Pursuant to the provisions of above mentioned Section, the amount of dividend which has remained unclaimed and unpaid for a period of 7 years from the date it became due for payment is required to be transferred to the Investor Education & Protection Fund (IEPF) constituted by the Central Government.

Dividend Year	Unclaimed/ unpaid dividend as on 31.03.07			Due date of Transfer to IEPF		
	ABNL	**IGFL**	**BGFL**	**ABNL**	**IGFL**	**BGFL**
1998-1999	N.A.	N.A.	Rs. 2,94,053	N.A.	N.A.	23.06.2007
1999-2000	Rs 520,353	N.A.	Rs. 3,07,288	05.07.2007	N.A.	23.07.2007
2000-2001	Rs.1,470,354	N.A.	Rs. 3,14,227	20.07.2008	N.A.	25.06.2008
2001-2002	Rs.1,602,868	N.A.	Rs. 1,52,709	25.08.2009	N.A.	28.06.2009
2002-2003	Rs.1,955,640	Rs. 871,349	N.A.	29.08.2010	01.09.2010	N.A.
2003-2004	Rs.2,201,320	Rs.1,015,248	Rs. 2,59,004	28.07.2011	13.10.2011	12.05.2011
2004-2005	Rs.2,307,708	Rs.8, 44,885	Rs.2,98,475	22.07.2012	17.09.2012	30.08.2012
2005-2006	Rs.4,430,545	N.A.	N.A.	14.09.2013	N.A.	N.A.

Accordingly, the amount of dividend for the Financial Year 1999-00 and onwards which remain unclaimed and unpaid as aforesaid shall be transferred to the IEPF and no claims shall lie against the IEPF or the Company in respect of such amounts. Though a reminder has been sent to the shareholders for claiming unpaid/unclaimed, it is noted that quite a number of shareholders have still not come forward to claim the unpaid /unclaimed dividends. We, therefore request the members who have not en-cashed their dividend warrants to write to the Company immediately claiming dividends declared by the Company for the said Financial Years.

Investor Services

Details of Investor Services/information are displayed on Company's website www.adityabirlanuvo.co.in/com under the head- Investors:

1. ECS Facility
2. Share Transfer / Dematerialisation
3. For Non Resident Shareholders
4. Bank Details for Dividend payment
5. Depository System (DS)
6. Nomination of Shares
7. Investor Feedback Form

Various Forms in the respect of the above are also available on the website.

Share Certificates

Members are requested to ensure that they possess share certificate(s) in respect of shares held by them in physical form. In case, the same are not available, members are requested to write to the Share Department of the Company quoting reference of their folio number(s)] for further course of action in the matter.

On-Line Complaint Redressal System

For the benefit of shareholders, Ministry of Company Affairs (MCA) has made provision in the new system i.e. MCA21 System for online lodging of complaints by Investors. This new system accepts complaints filed against a company by an investor as part of investor services. There is a specific eForm for this purpose. A separate eForm has to be filed for complaints with respect to each company. No digital signature is needed for filing this eForm. Also, no filing fee is required for submitting the eForm for complaints. The investor will be in a position to view the latest status of the complaint by querying on the Service Request Number (SRN) of the complaint.

Communication to the Company

For expeditious disposal of the matters concerning shares and debentures etc., members are requested to address all letters directly to the Share Department of the Company situated at the Registered Office of the Company at Indian Rayon Compound, Veraval, quoting reference of their folio numbers and/or Client ID and DP ID number. Other queries may be sent at abnlsecretarial@adityabirla.com or faxed at 02876 - 243220. With a view to facilitate speedy communication, shareholder may furnish their e-mail Id to the Share Department of the Company.In view of the SEBI Circular no MRD/DoP/ Dep/ Se/ Cir-22/06 dated December 18, 2006 and consequential amendment in clause 47(f) of the listing agreement, which required a Company to designate an email Id of the grievance redressal division/compliance officer exclusively for the purpose of registering complaints by investors, the Company has designated an exclusive email id abnlsecretarial@adityabirla.com for the purpose where the investors can register their complaint/queries and requests for speedy and prompt redressal.

Queries / requests relating to Amalgamation

Shareholders holding shares in physical form and who have become the shareholder(s) of the Company by virtue of their holding in IGFL and BGFL which have since amalgamated with the Company , are requested to send all their requests / queries arising out of amalgamation and also the requests for Change of Address , Nomination Form , Change / Modification in ECS Mandate , Bank Details , deletion , transfer , transmission , dematerialization at the Registered office of the Company at Indian Rayon Compound , Veraval - 362 266. Shareholders may also send their queries at the e-mail id abnlsecretarial@adityabirla.com for prompt and speedy communication.

Depository System (DS)

Trading in shares of the Company is permitted only in dematerialised form. As such, we wish to advice members to arrange to dematerialize their shareholding in the Company as DS weeds out several problems which are otherwise associated with the scrip-based system such as bad deliveries, fraudulent transfers, fake certificates, thefts in postal transit, delay in transfers, long settlement cycles, mutilation of share certificates, etc. At the same time, DS offers several advantages like exemption from stamp duty, elimination of concept of market lot, elimination of bad deliveries, reduction in transaction costs, improved liquidity, etc.

For further information on matters relating to dematerialisation of shares, members may write to the Share Department of the Company at Veraval, Gujarat.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors are pleased to present the **50th Annual Report** together with the Audited Accounts of the Company for the year ended 31st March, 2007.

MAJOR ACTIVITIES:

1. **Acquisition of Minacs Worldwide Inc., Canada**

   To enhance its presence in the BPO segment, your Company through its subsidiaries, Transworks Informations Services Ltd. (Transworks) and AV Transworks Limited, Canada completed the acquisition of Minacs Worldwide Inc. (Minacs), a leading Canadian company, through an open offer made in July ,2006.

   An additional investment of Rs. 150 Crores has been made towards the share capital in Transworks at a price of Rs.300/- per share. Subsequently Transworks issued 27.5 lac equity shares of Re.1/- each to RHCP TXW Investment Inc. at the same price for a consideration of Canadian Dollars 20 million, consequent to which your Company's holding in Transworks stands reduced from 100% to 88.3%.

2. **Idea Cellular Limited**

   Along with a clutch of Aditya Birla group companies, your company has acquired the 48.14 % equity shares of Idea Cellular Limited (Idea) held by Tata Industries Limited and Apex Investment Mauritius Holdings Private Limited. Of this a 15% shareholding in Idea has been acquired by your Company, increasing its total holding to 35.74%.

   Idea came out with an IPO placement in February, 2007 for an aggregate sum of Rs.2500 crores including a Green Shoe Option of Rs. 318.75 crores. Prior to the IPO placement, your Company acquired 30,000,000 shares of Rs.10/-each at a price of Rs.75/- per share for an overall amount of Rs.225 crores. Currently your Company holds 31.78 % of the equity share capital of Idea.

3. **Insulator Business**

   As the Joint Venture (JV) with NGK Insulators Ltd., Japan (NGK) was not progressing in line with expectations, both the partners decided to terminate the JV. Consequently, your Company and its subsidiary, viz. Laxminarayan Investment Limited (LIL) acquired 49% equity shares in Birla NGK Insulators Private Ltd. (Birla NGK) from the erstwhile Joint Venture Partner, NGK. The remaining 1% share was also bought by LIL from Mitsubishi Corporation, Japan , their associate, in April, 2007. Birla NGK has become a subsidiary of your Company from 29th November, 2006 and rechristened as Aditya Birla Insulators Ltd. (ABIL).

4. **Garments Business**

   To leverage the potential in the Garment Export Business (post WTO), your Company transferred its contract export business to its wholly owned subsidiary, viz. Madura Garments Export Limited (MGEL) from the 1st of July, 2006.

   To bolster its presence significantly in the growing retail market segment, your Company through one of its subsidiary has floated the following subsidiaries in the current financial year: -

   1) Madura Garments Lifestyle Retail Company Limited for a razor sharp focus on Men's Lifestyle Retailing including MG's fashion brands e.g. Louis Philippe, Van Huesen, Allen Solly etc.

   2) Peter England Fashions and Retail Limited for the requisite thrust on mid-segment brands such as Peter England.

5. **Rights Issue**

   Towards raising resources for the prepayment / repayment of debts and for general corporate purposes, your Company offered a rights issue. It issued 98,26,638 Equity Shares of Rs.10/- each at a premium of Rs.783 per equity share for an amount aggregating Rs.779.25 crores to the Equity Shareholders on rights basis.

Your Company made an allotment of 98,00,201 equity shares to eligible shareholders / investors, 26,437 equity shares have been kept in abeyance under Section 206A of the Companies Act, 1956. The new shares have been listed on the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd.

Consequent to the allotment of 98,00,201 rights shares and a lot of 600 shares which were earlier held back, the paid up share capital of your Company has increased from Rs. 83.50 crores to Rs.93.31 crores.

Up until March 31, 2007 your Company had utilized Rs. 400 crores for prepayment of loans, debts and general corporate purposes. The balance amount which is net of issue expenses, has been temporarily invested in short term liquid investments/ securities.

FINANCIAL PERFORMANCE

Your Company's performance has been impressive. Its turnover grew by 29% from Rs.2642.05 crores to Rs. 3420.47 crores. While operating profit increased from Rs.443.39 crores to Rs.603.79 crores by 36%, the interest cost has escalated from Rs.68.55 crores to Rs. 195.40 crores on funds borrowed for the acquisition of the additional stake in Idea Cellular and capital expenditure.

The net profit increased from Rs. 186.93 crores to Rs. 224.97 crores.

OPERATIONAL REVIEW

An unrelenting focus on operational efficiencies, cost optimization coupled with an improved product mix across all the businesses, have contributed significantly to your Company's growth.

- The **branded Garments business** posted a healthy revenue growth of 28% on a like to like basis. Volumes increased by 15%. Its Fashion brands viz. Louis Philippe, Van Huesen & Allen Solly experienced a healthy growth supported by new launches. Its popular brand Peter England continued to expand its reach. The Operating Profit of the branded business has increased by 33 % to Rs. 81.22 crores on a like to like basis. It was supported by a better channel mix and pricing notwithstanding the high discount and the dormancy phenomena that prevailed across the industry, throughout the year.

- The **Rayon Division** improved its overall performance. Its revenue rose by 15 % to Rs. 441.46 crores and the operating profit increased by 33 % to Rs.119.68 crores.

  In VFY realization improved by 13% to Rs. 169 per Kg. while sales volume remained flat. The Chloralkali Segment has witnessed a revenue growth of 22% to Rs. 152.8 crores. Its recently Commissioned Power Plant has led to saving in energy cost.

- **The Carbon Black** business achieved its best ever-annual results with a record production and sales volume. Revenues soared by 31% to Rs. 738.94crores backed by higher realisation and enhanced volumes. The operating profit magnified by 43 % to Rs.132.23 crores.

- The **Fertilisers business** benefited from higher dispatches. Revenues on like to like basis built up by 20 % to Rs.778.50 crores due to higher volumes and rising input prices. The operating profits were sustained at Rs.129.60 crores despite the profitability in the 2nd half of the year being constrained by the new pricing policy norms emanating from NPS III.

- The **Textiles business** attained higher revenues and profits. Revenues at Rs. 625crs mounted by 18% and operating profits stepped up to Rs. 67.4 crores, up by19%.

  In the Linen Segment, Linen Yarn benefited from a volumes increase, while Linen Fabrics registered a marginal growth. In the Wool Segment, both Worsted yarn and Wool Combing rode on the back of higher volumes and better product mix.

- In the **Insulators** Business, good realisations have bettered the profit though revenues are lower.

VOLUMES

Products	Unit	FY 2007	FY 2006	Variation (%)
Production :-				
Viscose Filament Yarn	MT	17669	17233	2.5
Carbon Black	MT	182668	175080	4.3
Sales :-				
Garments	Lac Pcs.	107.1	111.0	-3.5
Viscose Filament Yarn	MT	17039	17380	-2.0
Carbon Black	MT	180893	175944	2.8
Insulator	MT	7776	16245	-52.1
Textiles				
Cloth	'000 Mtrs	4645	4418	5.1
Spun Yarn	MT	18357	18866	-2.7
Urea	MT	1043565	563914	85.1

TURNOVER (Rs. in Crores)

Products	FY 2007	FY 2006	Variation (%)
Garments	700.12	620.55	12.8
Viscose Filament Yarn	441.46	385.55	14.5
Carbon Black	738.94	564.23	31.0
Insulator	112.81	135.89	17.0
Fertiliser	778.48	379.39	105.2
Textiles	621.01	524.80	18.3
Financial Services	27.65	31.64	-12.6
Total	**3420.47**	**2642.05**	**29.5**

FINANCIAL RESULTS

(Rs. in Crores)

	On consolidated basis		On Standalone basis	
	Current Year Ended 31.03.07	Previous Year Ended 31.03.06	Current Year ended 31.03.07	Previous Year ended 31.03.06
Profit before Depreciation and Exceptional items	**776.25**	**511.90**	**432.63**	**387.60**
Depreciation and Amortisation	422.78	224.97	120.32	111.81
Profits before Tax and Exceptional Items	**353.47**	**286.93**	**312.31**	**275.79**
Exceptional Items	0.52	(4.04)	(1.23)	(4.04)
Profit before Tax	**353.99**	**282.89**	**311.08**	**271.75**
Provision for Tax	111.56	94.12	86.11	84.82
Net Profit	**281.23**	**204.04**	**224.97**	**186.93**
Balance brought forward	(281.18)	5.27	0.45	323.56
Amount transferred on amalgamation of IGFL & BGFL	-	262.57	-	262.57
Amount transferred on change in stake in Subs/JVs	54.19	24.13	-	-
Adjustment due to AS-15	(8.26)	-	-	-
Transfer from Debenture Redemption Reserve	-	25.00	-	25.00
Transfer from General Reserve	-	0.04	-	-
Profit available for appropriation	**45.98**	**521.05**	**225.42**	**798.06**
Appropriation :				
Proposed/Interim Dividend	51.32	41.75	51.32	41.75
Corporate Tax on Dividend	7.29	7.11	7.20	5.86
General Reserve	150.05	753.25	150.00	750.00
Special Reserve	0.22	0.12	-	-
Surplus carried to Balance Sheet	(162.90)	(281.18)	16.90	0.45
Total	**45.98**	**521.05**	**225.42**	**798.06**
Exceptional Items :				
VRS Expenses	(2.01)	(4.04)	(1.43)	(4.04)
Profit /(loss) on sale of Subsidiary/ transfer of business	2.53		0.20	
Total	**0.52**	**(4.04)**	**(1.23)**	**(4.04)**

The operational performance of each of your Company's division has been spelt out in depth in the Management Discussion and Analysis Report, which forms part of this Annual Report.

DIVIDEND

Your Directors had declared an interim dividend of Rs. 5.50 per Equity Share of Rs.10/- each for the financial year ended 31st March, 2007.The Board of Directors has decided not to recommend further dividend and to treat this as the final dividend . The final outgo on dividend is as under –

	Current Year (Rs.in Crores)	Previous Year (Rs. in Crores)
Interim dividend on 9,33,05,187, fully paid-up Equity Shares of Rs.10/- each, @ Rs.5.50 per share.	51.32	—
(Previous year –Final dividend on 8,35,04,386 fully paid-up Equity Shares of Rs.10/- each @ Rs. 5/- per share)	—	41.75
Corporate Dividend Tax	7.19	5.86

FINANCE

Besides the rights issue, your Company raised long-term rupee loans aggregating to Rs.920 crores and foreign currency loans by way of External Commercial Borrowings aggregating to JPY 4146.25 million (Rs.157.5 crores).

Long term loans aggregating to Rs.243.7 crores were repaid.

HUMAN RESOURCES

As perhaps many of you may be aware, the Aditya Birla Group has been judged as "The Best Employer of India (2007)" and among the top 20 in Asia by the Hewitt Economic Times Study and the Hewitt Wall Street Journal Study respectively. While this is a matter of great pride, it is also validation of the exemplary people processes that go into the making of a meritocratic organization like our Group. These people processes are applied universally to all of the Group Companies across the five continents and your Company is a beneficiary as well.

Your Company has an enviable track record of managing its intellectual capital successfully. Fostering people development and harnessing their creative potential to the maximum, identifying and grooming management talent and leadership development at all levels remain a priority.

Over 200 Executives from your Company participated in Competency Honing and Leadership Development Programmes at Gyanodaya, your Company's globally benchmarkable Institute of Management Learning. Management moves across levels to the different companies and sectors helped spawn leaders.

Introducing global HR practices, systems and best practices in the areas of talent development, compensation management, recruitment etc., is enabling and preparing us to address future challenges effectively. Implementation of People soft systems, Variable Pay plan and Job Banding are the major initiatives taken in this direction.

In the recently concluded Organisational Health Study, an overwhelming majority of your Company's employees felt happy at work and found it a professionally rewarding and personally satisfying experience. They said that they would advocate your Company to potential recruits and looked forward to continue with your Company long term.

The Group's Corporate Human Resources have played and continue to play a critical role.

CONSOLDATED FINANCIAL RESULTS

The Consolidated Financial Statements pursuant to Clause 41 of the Listing Agreement entered into with the Stock Exchanges and prepared in accordance with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, in this regard, are attached for your reference.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to the good corporate governance practices and adhere to all the major stipulations laid down by the SEBI Corporate Governance Practices.

This Annual Report contains a section on Corporate Governance highlighting adherence to the SEBI Code on Corporate Governance.

Your Company's Statutory Auditors' Certificate dated May 3, 2007 in terms of Clause 49 of the Stock Exchange Listing Agreement is annexed to (Annexure A) and forms part of the Directors' Report.

As required under Section 217(2AA) of the Companies Act, 1956, your Directors confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the Directors have prepared the annual accounts on a 'going concern basis'.

SUBSIDIARY COMPANIES

During the year, the following companies have become subsidiaries of your Company,:-

- Birla Global Finance Company Limited (*Formerly Birla Global Asset Finance Company Limited)*
- Birla Insurance Advisory Services Limited
- BGFL Corporate Finance Private Limited
- Crafted Clothing Private Limited alongwith its subsidiaries viz. English Apparels Private Limited and Harwood Garments Private Limited. (both have since been amalgamated with Crafted Clothing Private Limited.)


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ADITYA BIRLA GROUP

- A V Transworks Limited (Canada)
- Micas Worldwide Inc. (Canada) and its following subsidiaries
  - The Micas Group (U.S.A.)
  - Minacs Gmbh (Germany)
  - Millman Insurance (Canada)
  - Minacs Limited (UK)
  - Minacs Worldwide S.A. de C.V.(Mexico)
  - Minacs Kft (Hungary)
- Transworks BPO Philippines Inc.
- Aditya Birla Insulators Limited *(Formerly Birla NGK Insulators Limited)*

During the year under review, Aditya Birla Telecom Limited and Alpha Garments Private Limited ceased to be subsidiaries of your Company. Madura Garments Lifestyle Retail Company Limited and Peter England Fashions and Retail Limited have become subsidiaries of the Company, since the close of the financial year 2006-07.

In line with the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Report of the Auditors of the subsidiary companies have not been attached to the Balance Sheet of the Company as at 31st March, 2007.

The Annual Accounts of the subsidiary companies and the related detailed information will be made available to the investors of the Company and of the subsidiary companies, who seek such information at any point of time. The Annual Accounts of the subsidiary companies are open for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary company. Any shareholder of the Company, who wishes to obtain a copy of the said documents of any of the subsidiary companies, may send a request in writing to the Company Secretary at the Registered Office of the Company so that the needful can be done.

EMPLOYEE STOCK OPTION SCHEME

Your Directors appreciate the critical role its employees play in your Company's growth. To share the value created by employees and to promote the culture of employee ownership in your Company, the Directors introduced the "Employee Stock Option Scheme-2006" (ESOS-2006). This is in accordance with the provisions of Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 as amended. Your Directors approved granting, offering and issuing in one or more tranches to those eligible employees of the Company or its subsidiaries as may be decided by the ESOS Compensation Committee, not more than 4,75,000 equity shares of the Company.

The proposal has met with your approval through the postal ballot. To formulate the detailed terms and conditions of ESOS-2006 in accordance with the applicable Guidelines, your Directors have constituted a "ESOS Compensation Committee" comprising of a majority of independent Directors.

FIXED DEPOSITS

Your Company accepts and renews fixed deposits from its employees including ex-employees and their relatives. As on 31st March, 2007, the total deposits accepted is Rs.3.92 crores.

As on 31st March, 2007, your Company has unclaimed fixed deposits of Rs. 21.58 lacs which were accepted by erstwhile Birla Global Finance Ltd. (since amalgamated with the Company). However, these deposits are housed in a separate earmarked bank account.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The Information relating to the Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956, is set out in a separate statement attached to this Report (Annexure B) and forms part of it.

The particulars of employees, as required under Section 217(2A) of the Companies Act, 1956, are given in a separate statement attached to this Report (Annexure C) and forms part of it.

DIRECTORS

During the year under review, Dr. Bharat K. Singh was appointed as Managing Director of your Company from the 1st November, 2006 in place of Mr. Sanjeev Aga. Your Directors place on record their appreciation of Mr. Sanjeev Aga and acknowledge the valuable contribution made by him during his tenure.

Mr. Vikram Rao , Director of your Company was appointed as Whole Time Director w.e.f. 1st November, 2006.

Mr. H. J. Vaidya, Ms. Tarjani Vakil and Mr. S.C. Bhargava , retire from office by rotation, and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting.

AWARDS AND RECOGNITION

Your Company has been the proud recipient of the following awards and recognitions–

The following accolades have been showered on your Company:

- **INDIAN RAYON DIVISION**
  - ✔ The Top Rank Certificate in the Textile Sector for Energy Conservation for the year 2006 from the Union Ministry of Power, New Delhi
  - ✔ The Gold Trophy for the Best Performance in the Category of Viscose Filament Yarn Export for the year 2005-06
  - ✔ An Appreciation Certificate for excellent Safety Standards for the year 2005
- **JAYASHREE TEXTILES DIVISION**
  - ✔ Recognition for Energy Conservation initiatives from Ministry of Power
- **MADURA GARMENTS DIVISION**
  - ✔ The "AVAYA GLOBAL CONNECT CUSTOMER RESPONSIVENESS AWARD 2006" for the best service in Indian Industry's manufacturers sector by ECONOMIC TIMES.
  - ✔ Best Shirts Brand for Men to "Allen Solly" by Business World.
  - ✔ Clothing Manufactures Association of India (CMAI) Awards-
    - "Louis Philippe" was adjudged the Best Men's wear brand under formals category.
    - "Allen Solly" was declared the best Women's wear brand under Western wear category.

- Madura Garments – Most admired company of the year.
- Madura Garments – Clothing Company of the year in the Domestic Category.
- Madura Garments – Supply Chain Management Company of the year.

✔ Images Fashion Awards

- "Louis Philippe" – the Best Formal Wear Brand
- "Allen Solly" – the Best Women's Wear Brand
- "Van-Heusen" – the Best Shirts Brand for men.

- **HI-TECH CARBON DIVISION, GUMMIDIPOONDI**

✔ A Commendation prize under the Steam Process in Energy Conservation by the Andhra Pradesh Productivity Council.

AUDITORS

The observations made in the Auditors' Report are self-explanatory and therefore, do not call for any further comments under section 217(3) of the Companies Act, 1956.

Your Directors request you to appoint Auditors for the current year as set out in the accompanying notice of the Annual General Meeting.

APPRECIATION

Your Directors take this opportunity to express their sincere appreciation for the excellent support and co-operation extended by the shareholders, customers, suppliers, bankers and other business associates. Your Directors gratefully acknowledge the ongoing co-operation and support provided by Central and State Governments and all Regulatory bodies.

Your Directors place on record their deep appreciation for the exemplary contribution made by employees at all levels. Their dedicated efforts and enthusiasm have been pivotal to your Company's growth.

For and on behalf of the Board

Chairman

Mumbai
May 3, 2007

ANNEXURE 'A' TO DIRECTORS' REPORT

AUDITORS' CERTIFICATE

To The Members of Aditya Birla Nuvo Limited

We have examined the compliance of conditions of corporate governance by Aditya Birla Nuvo Limited, for the year ended on March 31, 2007, as stipulated in clause 49 of the Listing Agreement of the said Company with stock exchange.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per Shivji K. Vikamsey
Partner Membership No.: 2242

Mumbai
May 3, 2007

For S. R. BATLIBOI & CO.
Chartered Accountants

per Hemal Shah
Partner Membership No.: 42650

Mumbai
May 3, 2007

ANNEXURE 'B' TO DIRECTORS' REPORT

Information under section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and forming part of the Directors' Report for the year ended 31st March, 2007

A. **CONSERVATION OF ENERGY**

a) Energy conservation measures taken :

Company is engaged in the continuous process of energy conservation through improved operational and maintenance practices. Steps taken by various divisions of the Company in the direction are as under: -

i) Indian Rayon Division

- Adoption of Variable Frequency Dissolving System in place of PIV (Positive invert variable) on Spinning Machines.
- Replacement of old and inefficient Motors/pumps by energy efficient motors/pumps
- Installation of FRP (Forced Reinforced Plastic) Fan in spinning air washers.
- Optimizing the temperature of chilled water in the process
- Better monitoring and control of humidity in the Spinning Halls.
- Optimizing combination of Spin bath pump for least power consumption.
- Use of double speed motors in the agitator system of dissolvers.

ii) **Carbon Black Division**

- Installed 6 capacitor Banks to reduce the power loss.
- Reutilization of Boilers CBD (Continous blow down) water
- Replacement of APH (Air Pre-heater) in HBRx D (Hard Block Roator D)
- Soft black Rx Oil Pre Heater coil modification.
- VFD (Variable Frequency Drive) installation for P & V system Boiler.

iii) **Textile Division**

- Installed/Replaced 14 Variable Frequency Drive for humidification tower.
- Replaced old inefficient compressors of smaller size with big size of GA-75 model.
- Auto on-off system of factory lighting.

iv) **Fertiliser Division**

- Installation of variable speed drive in motors running on reduced load
- Installation of step down lighting transformer for energy conservation in plant lighting

b) Additional Investments & Proposals, if any, being implemented for reduction of consumption of energy.

i) Rayon Division

- Replacement of existing mixer with more efficient pulper
- Installation of Variable Frequency Dissolving System on all the chimney exhaust fans
- To provide false ceiling in all the spinning halls.

ii) Carbon Black Division

- Istallation of VFD (Variable Frequency Drive) in L-1 MBF (Membrane Bag Filter) screw.
- Replacement of APH (Air pre-heater) in HBRx D (Hard Black Reator D)

iii) Fertilizer Division

- Utilization of low grade waste heat getting dumped in cooling water and effectively utilizing it as heat source in vapor absorption machine for suction chilling of process air compressor of Ammonia Plant at Indo Gulf Fertilizers.
- Energy saving by way of reduction in steam consumption due to series operation of two synthesis converters.

c) Impact of measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods :

The above measures have resulted / will result in energy saving and consequent decrease in the cost of production.

Energy conservation measures taken in the fertilizer complex so far have resulted in reducing the energy consumption. Besides this, Energy conservation leads to reduction in consumption of fossil fuel (natural gas / naphtha) and consequential reduction in CO_2 gas emission, a green house gas, thus abating global warming.

The above measures will result in better controlling and saving of power, better utilisation of steam and saving of energy.

d) Total Energy Consumption and Energy Consumption per Unit of Production as per prescribed Form – A :

As per annexure attached.

B. TECHNOLOGY ABSORPTION

e) **Efforts made in Technology Absorption in Form "B".**

RESEARCH AND DEVELOPMENT

1. **Specific areas in which R & D carried out by the Company.**

i) **Rayon Division**

- Design & development of Static Mixer for uniform Viscose Temperature.
- Development of new shade of yarn.
- Reduction in Glue variation in CSY (Continuous Spurn Yarn) yarn.
- Development of viscose heating system at De-aerator's inlet for improving viscose quality.
- Development of twisted yarn in CSY Plant.

ii) **Textile Division**

- Development of yarn for automotive fabric in Worsted division
- Improvement in emulsion application on wool by applying better of lubricant, changing oil: water ratio and adding additional nozzle
- Change in design of Burr Beater in Carding Machine

iii) **Fertilisers Division**

- The developmental activities are directed towards energy conservation, waste recycling, pollution control and quality improvement. In addition, it has focused R & D activities in the areas of new Product development i.e. Zincated, Sulfonated Urea etc. These products have been produced on small scale and are under field trial. Based on the feed back from the field trial, large scale production shall be done.

2. **Benefits derived as a result of the above R & D**

Improvement of process and productive capacity, better quality and marketability of products, development of new range of products, value addition in the existing products, enhancement of product range, reduced effluent load, improved process control, improved customer satisfaction, development of eco friendly products and reduction of cost of production, improved Company's image and higher realization.

In the year 2006-07, Indo Gulf Fertilisers added more value to the money invested by farmers. Company produced & marketed about 3 Lacs MT of Neem Coated Urea under the brand name "KRISHIDEV". In a very short time, company established a leadership in the field of Neem coated Urea.

3. **Future Plan of action**

i) **Rayon Division**

- Eco & Energy Auditing
- Improvement in quality of yarn
- Development of specialty of yarn
- Reduction in cost of production
- Reduction in energy cost

ii) Carbon Black Division

- Research & Development in the field of Carbon Black application industry like Ink, Plastic and Paints.

iii) Fertilisers Division

- To continue R&D work especially in the area of new product development area and to achieve excellence in producing and marketing value added products i.e. Zincated, Sulfonated Urea etc.

4. Expenditure on Research and Development

i) Capital Expenditure - Rs. 65.48 Lacs

ii) Recurring Expenditure - Rs. 54.96 Lacs

iii) Total - Rs.120.44 Lacs

iv) Total R&D Expenditure as a percentage of total turnover 0.03 %

5. Technology absorption, adaptation and innovation

i) Efforts in brief, made towards technology absorption, adaptation and innovation

a. Rayon Division

- Quality improvement initiatives to achieve yarn quality at World class level.
- Good progress has been made during the year in quality improvement pursuant to the technical agreement with the leading European VFY manufacturers.
- Development of new shades of yarn
- Designing & Modification of new & existing system as well as in-house development.
- Reduction of Energy Consumption

b. Indo Gulf Fertilisers

- The Division is working on a project in association with IIT Kanpur for the removal of Ammonia, Urea and Carbon-di-oxide from Urea Process Condensate using novel membrane techniques. This project involves a great deal of R&D activities and innovation. If this project is successful then it would be a breakthrough/first of its own kind project in the fertilizer industry. The existing process involves use of large quantity of steam for distillation process. This project would lead to the savings of energy in the form of steam.
- The Division is also working on a project in association with IIT Delhi on designing of innovative, first of its kind heat exchanger which will be more efficient than the conventional Plate/ shell- tube heat exchanger.
- Continuous efforts are made to prepare steam, power and material balances and to check on the actual performance against design.

c. Benefits derived as a result of the above efforts

Quality improvement in existing range, development of new market segments, improvement in process, productivity and cost control, improvement in energy efficiency and reduction in input material consumption.

iii) Information regarding Technology imported during the last years

a) Technology imported during last five years : Nil

b) Has technology been fully absorbed : Not applicable

C. **FOREIGN EXCHANGE EARNING AND OUTGO**

The information on foreign exchange earnings and outgo is contained in Note No. 19 of Schedule 19 and the annexure thereto.

Form-A

Form for disclosure of particulars with respect to conservation of energy.

(A) Power and Fuel Consumption:-

		Units	Current Year	Previous Year
1.	**Electricity**			
	(A) Purchased - Units	KWH in Lacs	1191.42	1471.02
	Total Amount	Rs.in Lacs	4705.48	5987.24
	Rate per Unit	Rs.	3.95	4.07
	(B) Own Generation			
	(i) Through Diesel Generator - Units	KWH in Lacs	812.97	679.24
	Unit per Ltr. of Diesel Oil	-	3.88	3.73
	Cost Per Unit	Rs.	5.02	5.82
	(ii) Through Steam Turbine/Generator - Units	KWH in Lacs	2520.65	2165.96
	Unit per ton of steam coal	-	426.52	396.93
	Cost Per Unit	Rs.	2.13	1.91
	(iii) Through Gas Turbine	MWH	172784.80	96418.30
	Natural Gas + Naphta	KWH/MCAL	576.00	545.00
	Cost per unit	Rs./KWH	3.08	1.29
2.	**Coal (Grade B,C and D)**			
	Quantity	'000 Tonnes	195.23	178.15
	Total Cost	Rs.in Lacs	4692.53	3890.97
	Average Rate	Rs.per tonne	2403.64	2184.11
3.	**Furnace Oil**			
	Quantity	K.Ltrs.	21449.00	14850.00
	Total Amount	Rs.in Lacs	3543.04	2169.94
	Average Rate	Rs.per K.Ltr	16517.92	14611.00
4.	**Others/Internal generation**	-		
	(i) **LDO**			
	Quantity	K.Ltrs.	843.57	3949.26
	Total Amount	Rs.in Lacs	205.41	788.19
	Average Rate	Rs.per K.Ltr	24350.23	19957.92
	(ii) **NG /JV PMT / RLNG (Power & Steam)**			
	Quantity	'000 Sm3	112271.50	65558.41
	Total Amount	Rs.in Lacs	13872.75	3804.81
	Average Rate	Rs./1000 Sm3	12356.00	5804.00
	(iii) **Naptha (Power & Steam)**			
	Quantity	MT	17567.285	5587.72
	Total Amount	Rs./Lacs	5423.04	1467.73
	Average Rate	Rs./MT	30870.00	26267.00
	(iv) **H.S.D**			
	Quantity	MT	23.95	4.83
	Total Amount	Rs./Lacs	7.06	1.14
	Average Rate	Rs./MT	29481	23580

(B) Consumption per unit of production :

		Production Unit	Current Year	Previous Year
1.	**Electricity (KWH)**			
	Viscose Filament Rayon Yarn	MT	4367.00	4910.00
	Other Yarns (Average)	MT	4827.60	4310.65
	Caustic Soda	MT	2507.00	2435.00
	Fabrics	'000 Mtr	1179.90	1041.40
	Carbon Black	MT	403.50	413.50
	Urea	KWH	168.07	167.50
2.	**Furnace Oil (Kilo Ltr.)**			
	Viscose Filament Rayon Yarn	MT	0.50	0.54
	Other Yarns	MT	14.00	9.00
	Fabrics	'000 Mtr	0.00	0.30
3.	**Coal (Grade B,C and D)**			
	Viscose Filament Rayon Yarn	MT	2.60	2.88
	Other Yarns	MT	332.00	160.20
	Fabrics	'000 Mtr	9.10	22.80
4	**Others/Internal generation**			
	(i) **LDO**			
	Viscose Filament Rayon Yarn	MT	0.05	0.15
	Other Yarns (Average)	MT	0.005	0.005
	(ii) **NG /JV PMT / RLNG (Power & Steam)@**	Sm3	109.21	113.89
	(iii) **Naptha (Power & Steams) @**	Kg	17.09	9.71
	(iv) **H.S.D @**	Kg	0.02	0.01

@ Relates to production of Urea by Indo Gulf Fertilisers , a division of the Company

B) Employees who were employed for a part of the Financial Year and were in receipt of remuneration in aggregate of not less than Rs.2,00,000/- per month.

Name	Designation and Nature of Duties	Remuneration (Rs.)	Qualifications	Age (Years)	Experience (Years)	Date of joining	Details of Previous Employment		
							Name of Employer	Designation	Period of Service (Years)
Agarwal Kapil	Head - Trouser Town (Madura Garments)	27,83,884	B.Com.,ACA	36	13	08.09.2003	Aditya Birla Management Corpn.Ltd.	Executive Assistance to Chairman	3
Agarwal Sushil	President - (Financial Services Division)	23,87,749	M.Com., CA	44	19	01.09.2006	Birla Insurance Advisory Services Ltd.	Chief Executive Officer	2
Agarwal Vikas	Head-Finance (Madura Garments)	10,54,489	ACA	40	18	15.01.2007	SAB Miller India Ltd.	Head Finance	4
Ajmera K.G.	Sr.Vice President (Financial Services Division)	21,60,685	FCA, CISA	54	31	16.12.1993	Cemphan Organics Ltd.	General Manager	3.5
Bhargava A. K.	Dy.General Manager (Indo Gulf Fertilisers)	20,52,568	Diploma in Mech., A.M.I.E.	59	36	08.02.1988	National Fertilisers Limited	Asst.Manager (Production)	2
Bubna Ravi R.	Joint President - (Financial Services Division)	11,10,113	MDBA	40	16	07.12.1994	Parasrampuria Synthetics Ltd.	Deputy Manager	4
Dixit Ashish	President (Madura Garments)	8,64,044	PG Diploma	38	14	25.01.2007	Aditya Birla Management Corpn.Ltd.	Executive Assitant to Chairman	4
Gupta H.C.	General Manager-(Indo Gulf Fertilisers)	6,37,377	B.Sc., A.M.I.E., BOE	57	37	28.02.2004	Kribhco, Surat	Manager (Production)	9
Gupta S. S.	Joint President (Caustic & Power, Indian Rayon Divison)	15,02,551	M.Sc.	56	33	16.04.1974	None	N.A.	N.A.
Jain S.K.	Senior President- (Indo Gulf Fertilisers)	43,33,824	B.Com., F.C.A.	56	31	07.01.2006	Grasim Industries Ltd.	Senior President	2
Jajoo S. N.	Executive President- (Indo Gulf Fertilisers)	19,37,127	B.Com., F.C.A., PGDBIM,AMIMA & ICWA(INTER)	47	24	01.09.2004	Grasim Industries Ltd.	Senior President	2
Jhanwar K.C.	Sr.Executive President- (Indian Rayon Division)	39,58,089	B.Com.,F.C.A, CS (Inter)	50	27	01.09.2003	Grasim Industries Ltd.,	Executive President	3
Jotwani Neetu	Head-Category Sourcing (Madura Garments)	10,51,169	PG Diploma	37	10	02.11.2006	Busana Apparel Group	Deputy General Manager	5
Malik Puneet Kumar	General Manager - Technical (Madura Garments)	12,25,871	DP Diploma in Garments Mfr.	37	14	01.04.2000	Coats Vyella Clothing Ltd.	Technical Manager	3
Miranka Sanjay Kumar	Vice President - (Financial Services Division)	20,00,413	CA, CS	36	12	10.04.2003	Walchand Capital Group	Head-Portfolio Management	2.5
Narahari N.	General Manager-Contract Exports (Madura Garments)	11,27,216	PG Diploma in Mktg.	43	21	01.01.1994	Harwood Garments Pvt.Ltd.	Accounts & Admin. Executive	2
Partho Kar	Chief Opearing Officer (Madura Garments)	32,75,156	MBA	43	21	01.08.2005	Pearl Global Ltd.	Unit Head	1
Prasad Ashish	Head-Strategy & Business Development (Madura Garments)	27,74,428	PG Diploma	36	11	01.02.2006	Hindustan Coca Coia Beverages (P) Ltd.	Area Generai Manager	2
Rajpal Anurag	Head - Trouser Town	10,59,954	B.Tech	32	9	04.12.2006	Reebok India Company	Sr.Manager(Apparel Product & Sourcing)	6

Contd.

Name	Designation and Nature of Duties	Remuneration (Rs.)	Qualifications	Age (Years)	Experience (Years)	Date of joining	Details of Previous Employment		
							Name of Employer	Designation	Period of Service (Years)
Rao Vikram	Whole Time Director (Madura Garments)	59,03,578	B.E. (Chem) MBA	57	31	1.10.1999	The Arvind Mills Ltd.	President	6
Raychaudhuri Sarthak	Head - Human Resources (Madura Garments)	2,90,755	PGDPMIR	37	12	26.02.2007	Ranbaxy Laboratories Ltd.	General Manager (Organisation Development & Training)	3
Sharma V. S.	Senior Vice President (Indo Gulf Fertilisers)	27,08,931	M.A.,MBA,	55	23	21.8.2000	Bombay Paints Ltd.	President (Mktg.)	2
Somani Rachna	Head-Talent Management (Madura Garments)	4,30,174	PG DBM	32	10	1.2.2007	Johnson & Johnson	Consultant HR-Sr.Manager	4
Somani V.G.	President- (Indian Rayon Division)	21,44,010	B.Com., F.C.A.	52	28	18.10.2006	P.T.Suinrise Bumi Textiles, Indonesia	President	3
Srikrishnan V	Senior Vice President - Finance (Madura Garments)	34,55,618	B.Com.Hons, ACA	45	22	17.04.2002	Reckitt Benckiser India Ltd.	Commercial Controller	9
Sureka Suresh K.	Retired as Vice President (Flax Spg.)- (Jaya Shree Textile)	25,56,060	B.Sc., LLB	61	24	12.2.1983	Mysore Petrochemicals Ltd.	Senior Executive	1
Thomas Neal Mc Lellon	Brand Design Head- Van HeusenVan Heusen-Women's Wear (Madura Garments)	59,45,865	PG Diploma	48	15	3.5.2006	ASADA, New York	Freelance Designer	1
Tyagi Vipin	Head-Technology & Product Development (Madura Garments)	23,85,446	B.Tech	43	21	4.12.2000	The Arvind Mills Ltd.	Sr.Manager-Quality Assurance	3

Notes:

1. Remuneration includes salary, allowances, medical benefits, Company's contribution to Provident Fund and Superannuation Fund, wherever applicable, leave encashment, leave travel assistance and monetary value of taxable perquisites and also includes Gratuity/Retirement Benefit.
2. None of the above Executives are related to any Director of the Company.
3. All appointments are contractual, other terms and conditions are as per rules of the Company.

(b) According to the information and explanations given to us, particulars of outstanding dues of sales-tax, income-tax, wealth-tax, service tax, custom duty, excise duty and cess not deposited on account of any dispute are given below:

Name of the Statute	Nature of the dues	Period	Amount (Rs. in Crs)	Forum where dispute is pending
Sales Tax Act	Sales Tax / Purchase Tax including interest and penalty	1981-82 to 1986-87, 1998 to 2003	0.52	Tribunal(s)
		1998-99, 2000-01 to 2004-05 & 2006-07	3.86	Commissioner (Appeals)
		1988-89, 2000-01 to 2004-05	0.79	Assessing Authorities
Customs Act	Customs Duty including interest and penalty	1975-76, 1976-77, 1986-87, 1991-92, 2001-02	1.19	High Court(s)
Central Excise Act	Excise Duty including interest and penalty	1977-78, 1996-97 to 2005-06	4.57	High Court(s)
		1985-86,1991-92, 1997-98 to 2001-02, 2003-04 to 2004-05	0.02	Tribunal(s)
		1993-94 to 1999-2000, 2001-02 to 2002-03	4.04	Commissioner (Appeals)
Textile Cess Act	Cess	1981-1999	2.57	Tribunal
Service Tax	Demand	2003-2004,2004-2005	0.45	Assessing Authorities
Electricity Tax Act	Tamilnadu Electricity Taxation	1999 to 2007	4.06	Assessing Authorities

(x) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi) Based on our audit procedures and as per the information and explanations given to us, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution or bank.

(xii) Based on our examination of documents and records, we are of the opinion that the Company has maintained adequate records where the Company has granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities

(xiii) In our opinion, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4(xiii) of the Order, are not applicable to the Company.

(xiv) In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order, are not applicable to the Company.



ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

strong Foundation energised Growth

Louis Philippe
The upper crest

A super premium lifestyle brand

VAN HEUSEN

Redefined corporate attire through continuous product innovation

Allen Solly

Famous for creating the concept of "Friday Dressing"

IDEA Cellular

Among India's Top 5 mobile telephony players

minacs

Among the top 15 global BPO companies

PSI DATA SYSTEMS

End-to-end information technology solutions

Birla Sun Life
Insurance

Setting standards in Indian life insurance industry

Birla Sun Life
Asset Management Company

Investment managers of Birla Mutual Fund, one of India's leading mutual funds

Birla Sun Life
Distribution

A premier wealth management company



Brandscape

PETER ENGLAND

The Honest Shirt has evolved into a "a popular wardrobe brand"

LINEN CLUB FABRICS

Linen fabric crafted from the finest French and Belgian flax

RAY ONE

Viscose Filament Yarn with a feel of Cotton and Luster of Silk

BIRLA CARBON

i-Tech Carbon, Deming award winner, is the second largest producer of carbon black in India

ADITYA BIRLA INSULATORS LTD

High quality insulators for substations and transmission

बिरला शक्तिमान

A urea fertilizer that improves yield at lower cost

BIRLA GLOBAL

Financial solutions -- corporates, capital markets and retail

B I A S L

Leading insurance broker in India

MADURA GARMENTS EXPORTS LIMITED

"Design to delivery" player in the apparel industry

(xv) According to the information and explanations given to us, the Company has given guarantee for loans taken by others from banks or financial institutions, the terms and conditions whereof, in our opinion, are prima-facie, not prejudicial to the interest of the Company.

(xvi) Based on information and explanations given to us, the term loans were, applied by the Company during the year for the purposes for which the loans were obtained, though unutilized funds amounting to Rs 30.75 crores which were not required for immediate use for project under implementation have been temporarily deployed to reduce bank overdraft.

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) The Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Act.

(xix) The Company did not have any outstanding debentures during the year.

(xx) We have verified that the end use of money raised by public issues is as disclosed in the notes to the financial statements.

(xxi) Based upon the audit procedures performed and information and explanations given to us, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai
May 3, 2007

For S. R. BATLIBOI & CO.
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai
May 3, 2007

BALANCE SHEET AS AT 31ST MARCH, 2007

Rs. Crores

	Schedule	As at 31-Mar-2007	As at 31-Mar-2006
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1	93.31	83.50
Reserves & Surplus	2	3,031.24	2,124.11
		3124.55	2207.61
Loan Funds:			
Secured Loans	3	2,071.62	1,084.21
Unsecured Loans	4	760.21	479.36
		2831.83	1563.57
Deferred Tax Liabilities		174.08	167.70
Total Funds Employed		6130.46	3938.88
APPLICATION OF FUNDS			
Fixed Assets:			
Gross Block	5	2,653.15	2,461.81
Less: Accumulated Depreciation		1,548.90	1,448.74
Net Block		1,104.25	1013.07
Capital Work-in-Progress		203.88	122.45
		1308.13	1135.52
Investments	6	3,849.39	1,675.79
Current Assets,Loans & Advances:			
Interest accrued on Investments		0.15	0.20
Inventories	7	475.26	526.33
Sundry Debtors	8	595.99	415.44
Cash & Bank Balances	9	22.74	20.32
Loans & Advances	10	332.18	663.98
		1426.32	1626.27
Less: **Current Liabilities & Provisions:**	11		
Current Liabilities		393.73	424.78
Provisions		59.65	73.92
		453.38	498.70
Net Current Assets		972.94	1127.57
Total Funds Utilised		6130.46	3938.88
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO. Chartered Accountants	For S.R. BATLIBOI & CO. Chartered Accountants	Dr. BHARAT K. SINGH Managing Director	Directors:	TARJANI VAKIL P. MURARI B. R. GUPTA G. P. GUPTA
		ADESH GUPTA Wholetime Director & CFO		
per SHIVJI K. VIKAMSEY Partner M. No. 2242	per HEMAL SHAH Partner M. No. 42650	DEVENDRA BHANDARI Company Secretary		

Mumbai, May 03, 2007

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2007

	Schedule	Year Ended 31-Mar-2007	Rs. Crores Year Ended 31-Mar-2006
INCOME			
Income from Operations	12	3,577.89	2,786.39
Less: Excise Duty		157.42	144.34
Net Income from Operations		3,420.47	2,642.05
Other Income	13	44.51	23.44
		3,464.98	2,665.49
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(45.48)	(47.32)
Cost of Materials	15	1,840.36	1,447.87
Salaries,Wages and Employee Benefits	16	193.22	164.10
Manufacturing, Selling and Other Expenses	17	873.09	657.45
Interest and Other Finance Expenses (Net)	18	171.16	55.79
		3,032.35	2,277.89
Profit before Depreciation/Amortisation and Exceptional items		432.63	387.60
Depreciation/Amortisation		120.32	111.81
Profit before Exceptional items and Tax		312.31	275.79
Exceptional Items (Refer Note no. 17 of Schedule 19)			
Expenses towards Voluntary Retirement Scheme		(1.43)	(4.04)
Gain/(Loss) on Transfer of Business (Net)		0.20	
Profit after Exceptional items		311.08	271.75
Provision for Taxation - Current Tax		98.82	92.97
- Deferred Tax		15.16	(6.91)
- Fringe Benefit Tax		3.39	4.25
Provision for Tax for Earlier Years written back		(31.26)	(5.49)
Net Profit		224.97	186.93
Balance brought forward		0.45	323.56
Amount Transferred on Amalgamation of IGFL & BGFL (Note 4 of Schedule19)		—	262.57
Transfer from Debenture Redemption Reserve		—	25.00
Profit available for Appropriation		225.42	798.06
APPROPRIATIONS			
Interim Dividend		51.32	—
Proposed Dividend		—	41.75
Corporate Tax on Dividend		7.20	5.86
General Reserve		150.00	750.00
Surplus carried to Balance Sheet		16.90	0.45
		225.42	798.06
Basic Earnings per share - Rs. (Refer Note no. 14 of Schedule 19)		25.60	24.48
Diluted Earnings per share - Rs. (Refer Note no. 14 of Schedule 19)		25.59	24.48
(Face Value of Rs 10/- each)			
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO.	For S.R. BATLIBOI & CO.	Dr. BHARAT K. SINGH	Directors:	TARJANI VAKIL
Chartered Accountants	Chartered Accountants	Managing Director		P. MURARI
				B. R. GUPTA
		ADESH GUPTA		G. P. GUPTA
		Wholetime Director & CFO		
per SHIVJI K. VIKAMSEY	per HEMAL SHAH	DEVENDRA BHANDARI		
Partner	Partner	Company Secretary		
M. No. 2242	M. No. 42650			
Mumbai, May 03, 2007				

SCHEDULES

	Numbers	As at 31-Mar-2007	Rs. Crores As at 31-Mar-2006
SCHEDULE 1			
SHARE CAPITAL			
Authorised:			
Equity Shares of Rs. 10 each	120,000,000	120.00	85.00
Redeemable Preference Shares of Rs. 100 each	500,000	5.00	15.00
Total		125.00	100.00
Issued, Subscribed & Paid-up: (A)			
Equity Shares of Rs. 10 each, Eully paid-up*	93,305,187 (59,889,912)	93.31	59.89
Share Capital Suspense: (B)			
Current Year NIL (Previous Year 23,614,414) Equity Shares of Rs 10 each to be issued as fully paid up pursuant to Schemes of amalgamation for consideration other than cash		—	23.61
(Note 4 of Schedule19)			
Less: Calls in arrears		—	β
		93.31	83.50

1. * Includes:
   - — 24,989,914 (Previous Year 1,375,500) shares allotted as fully paid-up pursuant to contracts for consideration other than cash
   - — 23,374,407shares (Previous Year 23,374,187 shares) issued as Bonus Shares by capitalisation of Securities Premium, General Reserves, Capital Redemption Reserve and Capital Reserve
   - — 33,77,439 shares (Previous Year 3,207,006) shares represented by Global Depository Receipts
   - — 98,00,201 Equity Shares issued during the year on Right basis (Refer Note no. 5 of Schedule 19)
2. Issue of 14,291 (Previous Year 14,731) equity shares excluding bonus shares thereon and Issue of 26,437 (Previous Year NIL) right issue equity shares is held in abeyance pursuant to the section 206A of the Companies Act,1956.

SCHEDULES

Rs. Crores

SCHEDULE 2
RESERVES & SURPLUS

	Balance as at 31-Mar-06	Additions	Deductions/ Adjustments	Balance as at 31-Mar-07
Capital Reserve	2.86	—	—	2.86
Capital Redemption Reserve	7.60	—	—	7.60
Securities Premium Account	403.52	767.37	7.44**	1,163.45
General Reserve	1,670.27	169.46	19.25*	1,820.48
Investment Reserve	19.95	—	—	19.95
Special Reserve #	19.46	—	19.46#	—
Surplus as per Profit & Loss Account	0.45	16.45	—	16.90
	2,124.11	953.28	46.15	3,031.24
Previous Year	1,294.18	1,604.93	775.00	2,124.11

* Refer Note No. 18 of Schedule 19

** Rights issue expenses

Transferred to General Reserve on receipt of RBI approval.

	As at 31-Mar-2007	As at 31-Mar-2006
SCHEDULE 3		
SECURED LOANS		
Loans from Banks	1,716.64	822.75
Other Loans :		
Deferred Sales Tax Loan	75.33	61.17
Others	279.65	200.29
Refer note no. 7 of Schedule 19	2,071.62	1,084.21
SCHEDULE 4		
UNSECURED LOANS		
Fixed Deposits	3.70	4.89
Loan from Subsidiary Companies	1.50	4.46
Short Term Loans from:		
Banks	175.00	225.00
Commercial Paper	315.00	—
Others	215.01	195.01
Other loans from:		
Banks	50.00	50.00
	760.21	479.36
Includes amounts repayable within one year	710.04	429.36

SCHEDULE 5
FIXED ASSETS

Rs. Crores

	Gross Block				Depreciation/Amortisation				Net Block	
	As at 31st March-06	Additions for the period	Deduction/ Adjust-ments	As at 31st March-07	Upto at 31st March-06	For the year	Deduction/ Adjust-ments	Upto 31st March-07	As at 31st March-07	As at 31st March-06
Tangible Assets										
Land										
Freehold	1.20	—	—	1.20	—	—	—	—	1.20	1.20
Leasehold	26.37	0.01	—	26.38	1.41	0.12	—	1.53	24.85	24.96
Railway Siding	5.84	—	—	5.84	4.87	0.28	—	5.15	0.69	0.97
Buildings	209.26	8.47	0.31	217.42	48.31	4.88	0.07	53.12	164.30	160.95
Lease Hold improvements	0.38	—	—	0.38	0.12	0.10	—	0.22	0.16	0.26
Plant & Machinery	1,928.07	192.81	23.71	2,097.17	1,248.35	83.85	16.36	1,315.84	781.33	679.72
Furniture, Fixtures & Equipment	74.07	13.12	1.99	85.20	42.48	10.45	1.70	51.23	33.97	31.59
Vechiles and Aircraft	20.08	5.09	3.94	21.23	7.16	2.67	2.14	7.69	13.54	12.92
Livestock	0.01	—	—	0.01	0.01	—	—	0.01	—	—
Intangible Assets										
Goodwill	20.35	—	—	20.35	—	—	—	—	20.35	20.35
Trade mark/Brands	165.76	—	—	165.76	87.80	16.58	—	104.38	61.38	77.96
Specialised Software	10.42	1.79	—	12.21	8.23	1.50	—	9.73	2.48	2.19
Total	2461.81	221.29	29.95	2653.15	1448.74	120.43	20.27	1548.90	1104.25	1013.07
Previous year ended March 06	1418.74	1050.32	7.25	2461.81	663.49	111.91	673.34	1448.74	1013.07	

Notes:

Gross Block of Fixed Assets Inculdes :

1. Assets held under co-ownership - Leasehold Land Rs 18.23 Crores (Previous Year 18.23 Crores), Buildings Rs 23.66 Crores (Previous Year Rs. 23.63 Crores), Furniture, Fixture & Equipment Rs 7.48 Crores (Previous year Rs. 7.43 Crores) and Aircarft Rs. 6.82 Crores (Previous Year Rs.6.82 Crores)
2. The Company has made an application for exemption under section 20 of the Urban Land (Ceiling & Regulation) Act, 1976 for excess land of 4.25 acres (Previous Year 4.25 acres) at Rishra
3. Buildings include Rs 8.19 Crores (Previous Year 8.19 Crores) being cost of Debentures of and Shares in a Company entitling the right of exclusive occupancy and use of certain premises.
4. Plant & Machinery include Rs 1.07 Crores (Previous year Rs. 1.07 Crores) being assets not owned by the Company.
5. Additions to Plant & Machinery is net of capital subsidy Rs 0.76 Crores (Previous Year Rs 0.40 Crores)
6. Building includes flat of Rs 0.68 (Previous Year 0.68) Crores which is in the process of being transferred in the name of the Company.
7. Previous year figures includes Gross Block addition of Rs 913.13 Crores and Accumulated Depreciation of Rs 678.06 Crores on account of amalgamation of IGFL & BGFL

	Face Value	Number	As at 31-Mar-07	Number	Rs. Crores As at 31-Mar-06
SCHEDULE 6					
INVESTMENTS					
LONG TERM INVESTMENTS					
Government Securties					
ITI Limited M-I Series Bonds (Quoted)	1,000,000	37	3.70	50	5.00
6 & 7 Years National Saving Certificates (Unquoted)	59,000	—	0.01	—	0.01
Trade Investments					
QUOTED					
Equity Shares :					
Hindalco Industries Limited (Hindalco)					
Fully Paid up	1	16,316,130	36.45	16,316,130	36.45
Partly Paid up @ Rs 0.50 per share (PY 0.25 per share)	1	4,079,032	19.57	4,079,032	9.79
IDEA Cellular Limited (IDEA) (Quoted w.e.f 9th March 2007)	10	837,526,221	2,355.81	468,597,140	757.91
UNQUOTED					
Equity Shares :					
Birla Securities Limited (Net of provision in dimunition in value of Rs 2.52 Crores)	10	495,800	0.01	495,800	0.01
Birla Sun Life Distribution Company Limited	10	3,587,499	3.59	3,874,999	3.87
Birla Sun Life Trustee Company Private Limited	10	9,950	0.01	9,950	0.01
Birla Sun Life Asset Management Company Limited	10	9,000,000	14.31	9,000,000	14.31
Aditya Birla Science & Technology Limited	10	2,400,000	2.40	—	—
Preference Shares					
3.50% Cumulative Redeemable Preference Shares of Aditya Birla Health Services Limited	100	1,500,000	15.00	1,500,000	15.00
Investment in Subsidiary Companies:					
QUOTED					
Equity Shares					
PSI Data Systems Limited	10	5,315,109	100.30	5,315,109	100.30
UNQUOTED					
Equity Shares :					
Aditya Vikram Global Trading House Limited, Mauritius	US$ 1	850,000	3.70	850,000	3.70
Birla Global Finance Company Limited					
Fully Paid up	10	30,964,841	27.62	7,264,841	3.92
Partly Paid uP @ Rs 6/- per share	10	75,000,000	45.00	—	—
BGFL Corporate Finance Private Limited	10	510,000	1.51	10,000	0.01
Birla Sun Life Insurance Company Limited	10	496,910,000	498.41	340,400,000	341.90

Rs. Crores

	Face Value	Number	As at 31-Mar-07	Number	As at 31-Mar-06
SCHEDULE 6 (Contd.)					
INVESTMENTS					
Laxminarayan Investment Limited	10	21,000,000	21.00	11,093,000	11.09
Transworks Information Services Limited	1	20,738,378	218.78	15,738,378	68.78
Aditya Birla Telecom Limited	10	—	—	9,997,500	10.00
Madura Garment Exports Limited	10	15,280,008	25.81	—	—
Aditya Birla Insulators Limited (ABIL)	10	20,740,000	60.35	12,490,000	12.49
(Formerly known as Birla NGK Insulators P.Limited/ Subsidiary w.e.f 29 Nov 2006)					
Crafted Clothing Private Limited **	10	500,000	0.58	—	—
Preference Shares					
7% Cumulative,Redeemable Preference Shares of PSI Data Systems Limited	100	1,500,000	15.00	1,500,000	15.00
7% Redeemable, Cumulative,Participative Preference Shares of Crafted Clothing Private Limited	100	570,000	5.70	570,000	5.70
9% Redeemable, Cumulative,Non-Participative Preference Shares of Crafted Clothing Private Limited **	100	180,000	2.60	—	—
10% Redeemable, Cumulative,Non-Participative Preference Shares of Madura Garment Exports Limited	100	30,000	0.36	—	—
Total Long Term Investments			3,477.58		1,415.25
CURRENT INVESTMENTS					
Equity Shares:					
Mangalore Refinery and Petrochemicals Limited (Quoted)	10	400	β	400	β
Unquoted, Non Trade and Fully paid up					
Units of Mutual Funds *		371,809,850	371.81	258,339,152	260.54
Total Current Investments			371.81		260.54
GRAND TOTAL			3,849.39		1,675.79
Aggregate Book Value - Quoted			2,515.84		151.54
- Unquoted			1,333.55		1,524.25
Aggregate Market Value - Quoted			8,214.78		419.41

* Includes Rs 370.32 Crores being unutilized funds of Rights Issue

** Pending to be transferred in Company's name as on March 31, 2007

	Number	
1. Units of various Mutual Funds schemes purchased and redeemed during the year:	4,425,892,087	4,804,982,929

- All Shares are Fully Paid Up unless otherwise stated

Refer note no. 9 of Schedule 19

SCHEDULES

	As at 31-Mar-2007	Rs. Crores As at 31-Mar-2006
SCHEDULE 7		
INVENTORIES		
Finished Goods	194.60	147.00
Stores and Spares	46.71	35.91
Raw Materials	197.83	298.87
Packing Materials	2.68	8.70
Work in Progress	33.00	35.32
Waste / Scrap	0.44	0.53
	475.26	526.33
SCHEDULE 8		
SUNDRY DEBTORS *		
(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months	12.14	10.82
(Net of doubtful, Fully provided Rs 6.87 Crores Previous Year Rs.5.08 Crores)		
Others	583.85	404.62
	595.99	415.44
* Includes amount in respect of which the Company holds deposits and Letters of Credit/ Guarantees from Banks	34.56	45.22
SCHEDULE 9		
CASH & BANK BALANCES		
Cash & Cheques in hand and remittances in transit	1.12	1.02
Balances with Scheduled Banks:		
Current Accounts	19.16	17.79
Current Account in respect of Rights Issue Refund Order	1.41	
Deposit Accounts	1.03	1.48
Balances with Non-Scheduled Bank: #		
On Current Account- Standard Chartered Bank (SCB), London	0.02	0.03
	22.74	20.32
# Maximum amount due at any time during the year Standard Chartered Bank (SCB), London	0.24	0.22

	Year Ended 31-Mar-2007	Rs. Crores Year Ended 31-Mar-2006
SCHEDULE 16		
SALARIES,WAGES AND EMPLOYEE BENEFITS		
Payments to & Provisions for Employees:		
Salaries, Wages and Bonus	164.04	139.95
Contribution to Provident & Other Funds	17.57	15.51
Welfare Expenses	11.61	8.64
	193.22	164.10
SCHEDULE 17		
MANUFACTURING ,SELLING AND OTHER EXPENSES		
Consumption of Stores & Spares	76.77	63.54
Power & Fuel	333.75	187.56
Processing Charges	78.92	83.95
Commission to Selling Agents	76.86	67.64
Brokerage & Discounts	8.39	8.00
Advertisement	54.42	47.37
Transportation & Handling Charges (Net)	28.35	35.56
Other Selling Expenses	51.56	40.16
Auditors' Remuneration	1.42	0.62
Bad Debts & Provisions for doubtful debts & advances (Net)	5.51	3.97
Repairs & Maintenance of:		
Buildings	6.76	4.39
Plant & Machinery	24.54	20.11
Others	4.52	2.51
Rent	34.40	22.16
Rates & Taxes	5.75	5.39
Insurance	12.94	9.65
Donations	1.69	1.66
Directors' Fees & Travelling Expenses	0.35	0.24
Research & Development Expenses	1.04	0.90
Miscellaneous Expenses (Refer Note 15 of Schedule 19)	65.15	52.07
	873.09	657.45
SCHEDULE 18		
INTEREST AND OTHER FINANCE EXPENSES		
Interest		
On Debentures and Fixed Loans	159.05	35.92
Others	30.78	26.86
Other Finance Expenses	5.57	5.77
	195.40	68.55
Less: Interest Income		
Interest on long term Investments (Tax deducted at source 0.04 Crores - Previous Year Rs. 0.06 Crores)	0.39	0.21
Other Interest (Tax deducted at source Rs 3.86 Crores - Previous Year Rs. 1.24 Crores)	23.85	12.55
	171.16	55.79

SCHEDULES

SCHEDULE '19'

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A. ACCOUNTING CONVENTION

(i) BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention on an accrual basis in compliance with all material aspect of the applicable Accounting Standards in India and the relevant provisions of the Companies Act, 1956. Except otherwise mentioned, the accounting policies have been consistently applied by the Company and are consistent with those used in the previous year.

(ii) FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and impairment loss if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

(iii) DEPRECIATION / AMORTIZATION

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner specified in the Schedule XIV of the Companies Act, 1956 except in the case of the following where depreciation is equally charged over the estimated useful lives.

	Estimated useful life
Capital Expenditure on assets not owned	- 5 years
Office Computers	- 4 years
Vehicles	- 5 years
Assets at Showrooms	- 5 years
Furniture, Fixtures and Equipments	- 6 years
Leasehold Land/Improvements	- Over the primary period of the lease
Catalyst	- On the estimated life as technically assessed (ranging from 1.5 to 3 years)

b) INTANGIBLE ASSETS ARE AMORTIZED EQUALLY OVER:

Trademarks/ Brands	- 10 years
Specialized Software	- 3 years
Goodwill	- Not being amortized.

c) Depreciation on the Fixed Assets added/disposed off/discarded during the year is provided on pro-rata basis with reference to the month of addition/disposal/discarding.

"Continuous process plants" are classified based on technical assessment and depreciation is provided accordingly

(iv) IMPAIRMENT OF ASSETS

The carrying amounts of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of the assets

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

exceeds its recoverable value. An impairment loss if any, is charged to Profit and Loss Account in the year in which an asset is identified as impaired. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the assets no longer exist or have decreased.

(v) BORROWING COST

Borrowing Costs attributable to acquisition and construction of qualifying assets are capitalized as a part of the cost of such asset up to the date when such assets are ready for its intended use. Other borrowing costs are charged to the Profit & Loss Account.

(vi) TRANSLATION OF FOREIGN CURRENCY ITEMS

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Foreign currency monetary items are reported using closing rate of exchange at the end of the year. The resulting exchange gain/loss is reflected in the profit and loss account. Other items, like fixed assets, investments in equity shares are carried in terms of historical cost using the exchange rate at the date of transaction. Premium/Discount in respect of forward foreign exchange contract is recognized over the life of the contracts

(vii) DERIVATIVE INSTRUMENTS

The Company uses derivative financial instruments such as forward exchange contracts, currency swaps and interest rate swaps to hedge its risks associated with foreign currency fluctuations and interest rate. Currency and interest rate swaps are accounted in accordance with their contract.

(viii) INVESTMENTS

Current Investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for permanent diminution in the value.

(ix) INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realizable value. However, these items are considered to be realizable at cost if the finished products in which they will be used, are expected to be sold at or above cost.

Work in progress and finished goods are valued at lower of cost and net realizable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted average/FIFO basis.

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable inventory is duly provided for.

(x) GOVERNMENT GRANTS

Government Grants are recognized when there is reasonable assurance that the same will be received. Revenue grants are recognized in the Profit & Loss account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(xi) REVENUE RECOGNITION

Sales are recorded net of trade discounts, rebates and include excise duty.

Income from service is recognized as they are rendered based on agreements/arrangements with the concerned parties.

Fertilizer price support under Group Concession and other Scheme of Government of India is recognized based on management's estimate taking into account known policy parameters and input price escalation/ de-escalation.

Dividend income on investments is accounted for when the right to receive the payment is established.

(xii) RETIREMENT AND OTHER EMPLOYEE BENEFITS

(i) Defined Contribution Plan

The company makes defined contribution to Provident Fund and Superannuation Schemes which are recognised in the Profit and Loss Account on accrual basis.

(ii) Defined Benefit Plan

The company's liabilities under Payment of Gratuity Act (funded), long term compensated absences and pension are determined on the basis of actuarial valuation made at the end of each financial year using the projected unit credit method except for Short term compensated absences which are provided for on based on estimates. Actuarial gain and losses are recognised immediately in the statement of Profit and Loss Account as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(xiii) TAXATION

Tax expense comprises of current, deferred and fringe benefit tax.

Provision for current tax is made on the basis of estimated taxable income for the current accounting year in accordance with the Income Tax Act, 1961.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the tax rates and laws that have been substantively enacted as of the balance sheet date. Deferred tax assets arising from timing differences are recognized to the extent there is reasonable certainty that these would be realized in future.

Deferred tax assets in case of unabsorbed losses and unabsorbed depreciation are recognized only if there is virtual certainty that such deferred tax asset can be realized against future taxable profits.

Fringe Benefit Tax is provided in accordance with the provisions of the Income Tax Act, 1961.

(xiv) OPERATING LEASES

Leases where significant portion of risk and reward of ownership are retained by the Lessor are classified as Operating Leases and lease rentals thereon are charged to Profit and Loss account.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(xv) HIRE PURCHASE/LEASING:

i. Finance charges on Hire Purchase business are computed on reducing balance method on the basis of implicit rate of return.

ii. Hire purchase stock is valued at agreement values less installments due. Unmatured finance charges are reduced from the stock on Hire.

iii. Lease rental income in respect of leased assets acquired prior to 1st April, 2001 is equalized as per guidelines issued by the Institute of Chartered Accountants of India.(ICAI).

iv. Finance income on lease transactions entered into on or after 1st April, 2001 is accounted by applying the interest rate implicit in the contract which is in accordance with Accounting Standard 19 - "Accounting for Leases" on leasing transactions for recognizing the finance income at a constant periodic rate of return on net investment outstanding.

v. Delayed payment/penal charges in respect of hire purchase/lease business are accounted for on the basis of certainty of collection. Prompt payment rebates are determined and accounted on timely payment of all installments.

vi. Escalation claims in respect of Hire purchase/Lease transactions linked to change in prime lending rates are accounted for as and when settled.

(xvi) CONTINGENT LIABILITIES

Contingent Liabilities are not provided for and are disclosed by way of notes.

Show cause notices are considered as contingent liabilities only when they are converted into demands, unless otherwise provided.

Department appeals in respect of cases won by the Company are also considered as Contingent Liabilities.

B NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
1 Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of advances)	51.90	110.13
2 Contingent Liabilities not provided for:		
a) Claims against the Company not acknowledged as debts		
i) Income-tax	44.48	29.20
ii) Custom Duty	2.58	2.54
iii) Excise Duty	14.75	36.90
iv) Sales Tax	9.94	7.44
v) Service Tax	0.45	0.47
vi) Others	27.16	27.39
b) Uncalled Liability on shares partly paid up	49.58	29.37

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP



THE POWER OF RELIABILITY

Aditya Birla Insulators Limited (ABIL), India's largest makers of high-performance insulators, has leveraged the power of reliability, to provide world-class insulating solutions to the power industry. For over four decades, our clients have counted on our products and services to achieve higher levels of efficiencies.

Adiya Birla Insulators products have benchmarked industry standards in technology and quality, to deliver highly dependable products, making us one of the most trusted names in the industry. Catering to the entire spectrum from sub-station to transmission insulators, ABIL leverages the technical expertise accrued through over four decades in the industry, to provide solutions for the power industry in India as well as overseas, enhancing power system reliability.

ADITYA BIRLA INSULATORS LIMITED

Registered Office & Halol Works
P.O. Meghasar, Taluka Halol, Dist.-Panchmahal (Gujarat),
Pin - 389330, India
Phone 91 02676-221002, Fax 91-02676-223375
E-mail : abil-halol.domestic@adityabirla.com

Rishra Works
P.O. Prabhas Nagar,Rishra,Dist.-Hooghly, West Bengal
Pin 712 249, India
Phone 91-033-26723535, Fax 91-033-26722705
E-mail : abi-rishra.mkt@adityabirla.com

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

		Current Year	Previous Year
c)	Bills discounted / rediscounted with Banks	60.74	62.30
d)	Corporate Guarantees given to Banks/Financial Institutions for loans taken/Preference Shares issued by subsidiary/other companies.	110.52	292.85
e)	Customs duty on capital goods and raw materials imported under advance licensing / EPCG scheme, against which export obligation is to be fulfilled.	10.94	15.43

f) Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilisers dispatched was required to be supplied in Jute Bags up to 31.08.2001. The Company made conscious efforts to use jute-packaging material as required under the Act. However, due to non-availability of material as per the Company's product specifications as well as due to strong customer resistance to use of Jute Bags, the specified percentage could not be adhered to. The Company has received a show cause notice, against which a writ petition has been filed with the High Court, which is awaiting hearing. The Company has been advised that the said levy is bad in law.

3 The company has agreed to acquire employees stock option issued by its subsidiary TransWorks, at shadow prices on fulfilling conditions specified in their stock option plan. The commitment of options outstanding as on 31st March 2007 works out to Rs.1.05 crores (Previous Year 1.48 crores)

4 a) Pursuant to the Schemes of Amalgamation (the Schemes) under sections 391 to 394 of the Companies Act, 1956, with effect from September 1, 2005 (the Appointed Date) Indo Gulf Fertilizers Limited (herein after referred to as IGFL) and Birla Global Finance Limited (herein after referred to as BGFL), were merged with the Company. The Effective date of the Schemes for merger of IGFL & BGFL was April 03, 2006 and June 30, 2006 respectively.

b) 1,50,30,935 and 85,83,479 Equity Shares of Rs. 10 each of the Company were issued to the shareholders of IGFL and BGFL respectively in the ratio of 1 (one) fully paid-up Equity Share of Rs.10 each of the Company for every 3 (three) fully paid-up Equity Shares of Rs.10 each held in IGFL and BGFL on April 24, 2006 and July 17, 2006 respectively.

c) In view of the aforesaid amalgamation with effect from September 1, 2005, the figures for the previous year are not comparable with current year.

5 During the year the company made a rights offer for issue of 98,26,638 equity shares of Rs 10 each at a premium of Rs 783 per equity share, aggregating to Rs 779.25 crores. Pursuant to same 98, 00,201 equity shares of Rs 10 each fully paid up were allotted on February 13, 2007. Allotment of the balance 26,437 equity shares of Rs 10 each has been kept under abeyance pending receipt of necessary document for establishing title to these shares.

6 The utilization of the rights issue proceeds (net of issue expenses) as at March 31, 2007 was as under :

Rs. Crores

Sr. No.	Purpose	Use of funds as projected	Actual funds used as at March 31, 2007
1.	Towards prepayment / repayment of a portion of debt and expenses.	622.61	250.00
2.	General Corporate Purposes including acquisitions, investments in subsidiaries, and/or joint ventures	150.00	150.00

The unutilized funds (net of expenses) have been temporarily invested in various Mutual Funds pending utilization.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
7 **SECURED LOANS :-**		
a) Term loans secured by way of first pari-passu charge created by mortgage of the immovable properties of the Company situated at Veraval, Rishra, Jagdishpur (Argon Gas Plant), Renukoot and hypothecation of movables (save and except books debts) situated at these locations, subject to prior charge(s) created on certain assets in favor of a Financial Institution and on Bankers Goods in favor of the Company's Bankers for working capital borrowings.	200.75	203.13
b) Term loan secured by way of first pari-passu charge by way of mortgage (to be created) of the immovable properties of the Company situated at Veraval, Rishra, Jagdishpur (Argon Gas Plant), Renukoot and hypothecation (already created) of movables (save and except current assets) situated at these locations, subject to prior charge(s) created on certain assets in favor of a Financial Institution.	95.00	—
c) Term Loans secured by way of exclusive first charge on assets acquired there-against.	8.88	11.19
d) Term Loan secured by way of exclusive first charge created by hypothecation of Brand Rights / Trade mark and movable properties of Company's Madura Garment Division situated at Bangalore and first pari-passu charge created by hypothecation of the movable properties (except current assets) of the Company situated at Veraval, Rishra, Jagdishpur (Argon Gas Plant) and Renukoot subject to prior charge(s)created on certain assets in favor of a Financial Institution and on Bankers Goods in favor of the Company's Bankers for working capital borrowings .	100.00	100.00
e) Term Loan secured by way of first pari-passu charge created by hypothecation of movable properties (save and except investment and current assets) of the Fertilizer Plant of the company situated at Jagdishpur .	100.00	—
f) Term Loan secured by way of second pari-passu charge created by hypothecation of movable fixed assets of the Company situated at Veraval, Rishra, Jagdishpur (Argon Gas Plant) and Renukoot and the entire current assets of the Company (excluding current assets of Indo Gulf Fertilisers at Jagdishpur and Birla Global Finance at Mumbai).	—	30.00
g) Term Loan secured by way of second pari-passu charge created by way of mortgage of immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plant at Rishra,		

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crores Previous Year
Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur; hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division and Corporate Finance Division at Mumbai and the entire current assets (save and except investments) of the Company excluding the current assets of Rajashree Syntex at Midnapur.	225.00	—
h) Term Loan secured by way of second pari-passu charge created by way of mortgage of immovable properties of the Company's Rayon Division including Caustic Soda Plant at Veraval, Textiles Plants at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur; hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division (other than vehicles) and Corporate Finance Division at Mumbai and the entire current assets (save and except investments) of the Company excluding the current assets of Rajashree Syntex at Midnapur.	190.00	—
i) Term Loan secured by way of second pari-passu charge created by way of mortgage of the immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plants at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur; hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division (other than vehicles) and Corporate Finance Division at Mumbai, the entire current assets (except investments) of the Company excluding current assets of Rajashree Syntex at Midnapur and Brand Rights/ Trade Marks owned by Garments Division, Bangalore.	310.00	—
j) Foreign Currency Loan secured by way of first pari-passu charge created by hypothecation of movable properties (save and except stocks and book debts) of the Company situated at Gummidipoondi.	158.82	89.82
k) Foreign Currency Loan secured by way of first pari-passu charge created by hypothecation of movable properties (except current assets) situated at Veraval, Rishra, Jagdishpur (Argon Gas Plant) and Renukoot, subject to prior charge(s) created on certain assets in favor of a Financial Institution.	39.16	39.16
l) Foreign Currency Loan to be secured by way of first pari-passu charge on all the moveable and immoveable properties of the company's Fertiliser Plant at Jagdishpur.	88.46	—

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

			Rs. Crores
		Current Year	Previous Year
	m) Foreign Currency Loan secured by way of exclusive first charge created by hypothecation of Brand Rights / Trade mark acquired there-against.	9.06	18.12
	n) Working Capital Borrowings are secured by hypothecation of inventories, book debts and other movables, both present and future, held as current assets excluding the current assets of Rajashree Syntex at Midnapur.	471.02	331.34
	o) Deferred sales tax loan for the Caustic soda unit at Veraval to be secured by first pari-passu charge over the fixed assets of Caustic soda unit of the Company at Veraval and for Carbon Black Plant at Gummidipoondi to be secured by second pari-passu charge over the fixed assets of the respective plant.	75.33	61.17
	p) Term Loan secured by way of second pari-passu charge to be created by way of hypothecation of moavable fixed assets and current assets of the company	—	100.00
	q) Term Loan to be secured by way of first pari-pasu charge to be created by way of hypothecation of movable fixed assets of the Company	—	100.00
	r) Car Loans secured by way of first exclusive charge on assets acquired there-against.	0.14	0.28
	Foreign Currency Loans have been fully hedged for foreign exchange and interest rate fluctuation by way of Currency swaps and Forward cover. Hence, the year-end balances are reflected at the contracted exchange rate.		
8	a) Capital Work-in-Progress includes advances to suppliers:	22.00	39.46
	b) Pre-operative expenses:		
	Interest	0.98	0.81
	Salaries and Wages	0.07	—
	Miscellaneous Expenses	0.06	—
	Power and Fuel	0.61	—
	Amount capitalized	1.72	0.81

9 a) Market/Book values of certain long term quoted investments aggregating to Rs. 100.30 Crores (Previous year Rs. 100.30 Crores) and unquoted investments aggregating to Rs 524.23 Crores (Previous year Rs. 1182.51 Crores) are lower than its cost.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Considering the strategic and long-term nature of the aforesaid investments and asset base & business plan of the investee companies, in the opinion of the management, the decline in the market/book value of the aforesaid investments is of temporary nature, requiring no provision.

An amount of Rs.19.95 Crores is lying in "Investment Reserve" is to be used to meet the diminution other than temporary, if any, that may arise in future, in the value of present and future long term strategic investments.

b) Transfer of investments in IDEA Cellular Ltd. (IDEA), Birla Sunlife Insurance Co. Ltd., Birla Sun Life Asset Management Company Ltd. (BSLAMC), Birla Sun Life Distribution Company Ltd. (BSDL) and Birla Sun Life Trustee Company Pvt Ltd. is restricted by the terms contained in their respective joint venture agreements. Non-disposal undertakings for Aditya Birla Insulators Limited (ABIL), IDEA and TransWorks Information Services Ltd. (TW) investment have also been provided to certain Banks for respective credit facilities extended by them.

c) Pursuant to the Shareholders' Agreement entered into with the Joint Venture partner, the Company has in respect of Birla Sun Life Insurance Company Limited agreed to infuse its share of capital from time to time to meet the solvency requirement prescribed by the regulatory authority.

d) IDEA floated its initial public offering (IPO) during the year with Green Shoe Option (GSO). Pursuant to Price Stabilization Agreement entered into between the Company, IDEA and the one of the Lead Manager, the price stabilizing agent (PSA) for IDEA IPO, the Company lent 4.25 Crore equity shares of IDEA to PSA under GSO. After the expiry of the GSO period, all the equity shares lent by the company have been received back by the Company on April 19, 2007.The company's share of ownership interest in IDEA in Note 21 (a) is after considering the issue of shares by IDEA under GSO

		Rs. Crores
10 Loans & Advances include:	Current Year	Previous Year
a) Advances towards equity of the Bina Power Supply Co. Ltd. to be allotted by them on substantial progress in implementation of their project after procuring all regulatory approval etc.	3.14	3.14
b) Interest bearing deposits given to Aditya Birla Management Corporation Limited (ABMCL) a company limited by guarantee formed to provide a common pool of facilities and resources to its members, with a view to optimize the benefits of specialization and minimize cost to each member. The Company's share of expenses under the common pool has been accounted for under the appropriate heads.	10.40	10.40
c) During the year, the company has given subordinate debt at various point of time to its wholly owned subsidiary Birla Global Finance Company Limited of which Rs 31 Crs is outstanding. The interest on aforesaid sub-ordinate debt is subordinate to interest on external borrowings. At the financial year-end interest of Rs 1.02 Crs on aforesaid loan has been converted into principal on April 01, 2007. The principal amount is recoverable only after the external borrowing is repaid in full.		

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

d) Loans & Advances include:

Rs. Crores

Amount Receivable From	Balance as on 31st March, 2007	Balance as on 31st March, 2006	Maximum amount due at any time during the year ended 31st March, 2007	Maximum amount due at any time during the year ended 31st March, 2006
(i) Subsidiaries				
Aditya Birla Telecom Ltd. (upto February 27, 2007)	—	—	681.12	—
Laxminarayan Investments Ltd.	13.42	0.26	26.20	16.97
Madura Garments Exports Ltd.	—	2.01	26.01	2.01
Birla Sun Life Insurance Company Ltd.	0.01	β	0.06	0.01
Birla Global Finance Company Ltd.	33.55	38.59	265.30	109.50
Birla Insurance Advisory Services Ltd.	—	0.38	0.70	0.38
Crafted Clothing Pvt. Ltd.	3.02	—	3.02	—
Aditya Birla Insulators Ltd.	0.11	—	0.15	—
(ii) Joint Venture				
Aditya Birla Insulators Limited	—	0.07	—	2.74
Birla Sun Life Asset Management Company Limited	—	β	—	β
IDEA Cellular Limited	0.01	—	0.01	—
(iii) Employees loan given in the ordinary course of the business and as per the service rules of the company				
- no repayment schedule or repayment beyond seven years	1.23	1.14	1.65	1.21
- no interest or at an interest rate below which is specified in section 372A of the Companies Act, 1956	3.18	3.93	4.37	4.29

Rs. Crores

	Current Year	Previous Year
11 Based on the information / documents available with the Company, Sundry creditors include total outstanding dues to small scale undertakings of which	1.26	2.11
a) Amount overdue on account of principal and / or interest	—	—

b) Name of the parties to whom the company owe any sum outstanding for more than thirty days but not overdue:

Kapoor And Kapoor Hosiery,Anu Print Pack,Fine Print Pvt. Ltd.,Interface Direct,Innova Printing & Packaging Co., Anu Poly Industries,Cardboard&Packaging Co(Mys)P.Ltd.,Kaushik Products,Sel-Jegat Printers,United Precision Plastics,Supertex Labels Pvt. Ltd.,Mandhana Industries Ltd.,Mangal Plastic Udyog,Millennnium Garment (India),Laveena Hosiery (P) Ltd.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Rs. Crores Current Year
12	As per the requirement of Section 22 of The Micro, Small and Medium Enterprises Development Act, 2006 following information are disclosed :	
	a) (i) The principal amount remaining unpaid to any supplier at the end of accounting year.	1.85
	(ii) The interest due on above.	Nil
	The total of (i) & (ii)	1.85
	b) The amount of interest paid by the buyer in terms of section 18 of the Act.	Nil
	c) The amounts of interest accrued and remaining unpaid at the end of financial year	Nil
	d) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under this Act.	Nil

		Current Year	Previous Year Rs. Crores
13	Deferred Tax Liability / (Asset) at the year end comprise timing differences on account of:		
	Depreciation	200.15	182.85
	Expenditure / Provisions allowable	(26.07)	(15.15)
		174.08	167.70
14	Earnings per Share (EPS) is calculated as under:		
	- Net Profit after exceptional items as disclosed in Profit & Loss account- A	224.97	186.93
	A Weighted average number of Equity Shares outstanding	84,766,362	73,603,988
	Add: Adjustment for bonus element in rights issue	3,114,714	2,745,429
	Weighted average number of Equity Shares outstanding during the year for calculation of Basic EPS - B	87,881,076	76,349,417
	- Basic EPS (Rs) A/B	25.60	24.48
	Weighted average number of Equity Shares outstanding	84,766,362	73,603,988
	Add:Shares held in Abeyance	47,874	22,097
	Add:Adjustment for bonus element in rights issue including for shares held in abeyance	3,115,536	2,746,253
	Weighted average number of Equity Shares outstanding during the year for calculation of Diluted EPS - C	87,929,772	76,372,338
	- Diluted EPS (Rs) A/C	25.59	24.48
	Nominal value of Shares (in Rs.)	10.00	10.00

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Rs. Crores Previous Year
15	The following amount are included in the Miscellaneous expenses in Profit and Loss Account:		
	a) Foreign Exchange difference (net)	(0.40)	1.87
	b) All Insurance Claims (unless clearly identifiable with the respective heads of expenses)	(2.57)	(1.43)
	c) Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back (net of short provision and sundry balances written off)	(9.36)	(10.50)
	d) (Profit)/Loss on sale/discard of Fixed Assets (Net)	(2.66)	0.34
16	The Company has given certain assets on non-cancelable operating lease.		
	The Gross carrying amount of the above referred assets	4.90	4.90
	The accumulated depreciation for the above assets	1.12	0.89
	The depreciation for the above assets for the year	0.23	0.23
	The future minimum lease rental in respect of aforesaid lease is as follows:		
	i) Not later than one year	1.70	1.70
	ii) Later than one year and not later than five years	2.95	4.21
	iii) Later than five years	0.54	0.99

17 **Exceptional Items**

a) The Company has offered Voluntary Retirement Scheme (VRS) to workers at Rayon Division, Veraval. Though full benefit of the VRS costs aggregating to Rs.1.43 Crores (Previous Year Rs 4.04 Crores) [Including Rs 0.03 Crores (Previous Year Rs 0.20 Crores) towards retirement benefits over the liability provided as per actuarial valuation] shall accrue in future, the amount has been fully provided

b) The company has transferred contract export business of Madura Garments division to its wholly owned subsidiary, Madura Garments Exports Limited (MGEL) effective form July 01, 2006, for a lump sum consideration of Rs 34.50 Crores. Accordingly, the company has transferred all the accounts receivables, inventory and liabilities pertaining to the contract exports business to the MGEL at the net carrying value of Rs 34.30 Crores and has recognised a gain of Rs 0.20 Crores under the head "Profit from transfer of business".

18 **Retirement Benefits**

The Company was Recognising and Accruing the Retirement Benefits as per the erstwhile Accounting Standard (AS) – 15 on "Retirement Benefits" till March 31, 2006.

The ICAI has revised AS -15 on "Employee Benefits" and had made it mandatory w.e.f April 01, 2006. Subsequently on December 07, 2006 ICAI postponed the applicability of the standard for Accounting Periods commencing on or after December 07, 2006. However the company has decided for early adoption of revised AS -15 w.e.f April 01, 2006.

In accordance with the transitional provision of revised AS 15, the incremental liability at the beginning of the year amounting to Rs 2.38 crores (net of deferred tax of Rs. 1.21 crores) in respect of Gratuity and Rs14.86 crores (net of deferred tax of Rs. 7.54 crores) in respect of compensated absence and Rs 2.01crores (net of deferred tax of Rs. 1.02 crores) in respect of pension liability, has been adjusted against general reserve.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(a) Defined Benefit Plans -

	Rs. Crores Current Year
The Amounts recognized in the balance sheet are as follows in respect of gratuity (fully funded by the company):	
Present value of the funded defined benefit obligation at the end of the period	49.03
Fair value of plan assets	49.17
Net Liability/(Asset)	**(0.14)**
The Amounts recognized in Salary, Wages and Employee Benefits in the Profit and Loss Account as follows in respect of gratuity (fully funded by the company):	
Current Service cost	3.48
Interest on Defined Benefit Obligations	3.45
Expected return on plan assets	(3.30)
Net Actuarial (gain)/loss recognized during the period	(1.13)
Net Gratuity Cost	**2.50**
Actual Return on Plan Assets	
Expected Return on Plan Assets	3.30
Actuarial gain/(loss) on Plan Assets	(0.06)
Actual Return on Plan Assets	3.24
Reconciliation of present value of the obligation and the fair value of the plan assets:	
Opening Defined Benefit Obligation as on 1.4.2006	47.64
Current Service Cost	3.48
Interest Cost	3.44
Actuarial (Gain)/loss	(1.19)
Benefits Paid	(4.35)
Closing Defined Benefit Obligation as on 31.03.2007	49.02
Change in fair value plan assets	
Opening Fair Value of the plan assets	46.18
Expected return on plan assets	3.30
Actuarial Gain/(loss)	(0.06)
Contributions by the Employer	4.10
Benefits Paid	(4.35)
Closing Fair value of the plan assets	**49.17**

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Rs Crores Current Year
Investment details of plan assets	
Government of India Securities	19%
Corporate Bonds	5%
Special Deposit Scheme	20%
Insurer Managed Fund	53%
Others	3%
Total	**100%**

There are no amount included in the fair value of plan assets for:

i) Company's own financial instrument

ii) Property occupied by or other assets used by the company

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

General Description fair value of the plan

The company is having approved gratuity trust except for the fertilizer and financial services Divisions which is having insurer Managed Fund.

Principal Actuarial Assumptions At the Balance Sheet date (31.03.07)

Discount rate	8.1%
Estimated rate of return on plan assets	7.5%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Since this is the first year implementation of Revised AS-15, the amount of previous years are not given.

b) Defined Contribution Plans –

Amount recognised as an expense and included in the Schedule 16 - "Contribution to Provident & Other Funds - Rs.14.28 Crores.

	Current Year	Rs. Crores Previous Year
19. The following are included under other heads of expenses in the Profit & Loss Account:		
Stores & Spares consumed	14.79	10.73
Salaries and Wages	0.35	0.32
Contribution to PF & other funds	—	0.01
Welfare expenses	β	β
Insurance	0.02	0.02
Rent	1.24	1.68
Depreciation	0.10	0.10
Repair and Maintenance	0.04	0.05
Power and Fuel	β	0.02
Miscellaneous Expenses	0.09	0.10

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

20. Details of Auditors' RemunerationRs.

	Current Year	Previous Year
		Rs. Crores
Payments to Statutory Auditors:		
Audit Fees	0.54	0.25
For Taxation Matters	0.20	0.06
For Tax Audit	0.10	0.07
For Certification Work	0.27	0.08
Reimbursement of Expenses	0.13	0.05
Payments to Branch Auditors:		
Audit Fees	0.11	0.06
For Certification Work	0.03	0.01
Reimbursement of Expenses	0.02	0.02
Payment to Cost Auditors:		
Audit Fees	0.02	0.01
Reimbursement of Expenses		0.01
Grand Total *	**1.42**	**0.62**

* Apart from above Rs 0.24 Crs has been paid for certification and valuation works which are accounted in other heads of Accounts.

21 Disclosure in respect of Company's Joint Ventures in India pursuant to Accounting Standard 27 'Financial Reporting of Interest in Joint Ventures':

a) **Name of the Venture**	**Country of Incorporation**	**Proportion of Ownership Interest As at 31st March 2007**	**2006**
Birla NGK Insulators Private Limited (50% up to November 28, 2006 and became subsidiary thereafter)	India	—	50.00%
IDEA Cellular Limited (Consolidated). {20.74% upto June 19, 2006, 35.74% upto March 09, 2007 and thereafter 31.78% (Previous Year 4.28% upto September 28, 2005} (Refer Note 6 d)	India	31.78%	20.74%
Birla Sun Life Distribution Company Limited	India	49.99%	49.99%
Birla Sun Life Asset Management Company Limited	India	50.00%	50.00%
Birla Sun Life Trustee Company Private Limited	India	49.80%	49.80%

b) The aggregate of Company's share in the above ventures in:

	2007	2006
Net Fixed Assets	1968.34	892.83
Investments	19.28	15.22
Net Current Assets	103.08	(113.27)
Loans/Borrowings	1350.82	715.59
Income	1548.19	533.55
Expenses (Including Depreciation & Taxation)	1378.25	497.90
Contingent Liabilities	78.20	89.36
Capital Commitments	329.80	53.66

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

22. Disclosure in respect of Related Parties pursuant to Accounting Standard 18 – Refer Annexure I

23 Derivatives : Outstanding as at Balance Sheet date

Particulars	Currency	Amount in Foreign Currency As at 31st March 2007	2006	Purpose
Currency & Interest Rate Swap	USD	2,000,000	4,000,000	Hedging of Loans
Currency & Interest Rate Swap	Jyen	7,251,850,000	3,105,600,000	Hedging of Loans
Buyers Credit	Jyen	—	2,986,811,871	Hedging of Loans
	USD	31,906,071	18,511,365	Hedging of Loans
Forward Contracts	USD	68,454,603	3,500,000	Hedging Purpose
	Jyen	32,100,000	2,631,217,618	Hedging Purpose
	Euro	229,513	2,888,000	Hedging Purpose

All the above contracts are for hedging purpose and not for Speculation

Foreign currency exposures which are not hedged as at the Balance Sheet date

	Payable	Receivables	Investments	Net
USD	8,481,670 (15,434,440)	16,467,537 (4,853,346)	850,000 (850,000)	8,835,867 (-9731,094)
EURO	339,251 (—)	187,712 (1,081,266)	—	-151,539 (1,081,266)
GBP	946,500 (—)	213,221 (156,530)	—	-733,279 (156,530)
A $	—	6,362 (102,497)	—	6,362 (102,497)
Jyen	2,975,800 (—)	—	—	-2,975,800 (—)
HKD	—	975,000 (—)	—	975,000 (—)

— Figures in brackets represent corresponding amout of previous year

	Current Year	Previous Year
		Rs. Crores
24 a) **Remuneration to Whole Time Directors (Including Managing Director/Manager):**		
Salary	9.13	2.55
Contribution to Provident & Other Funds *	0.92	0.27
Other Perquisites	0.63	0.07
	10.68	2.89
b) **Computation of Managerial Remuneration**		
Profit before Exceptional items and Tax as per Profit and Loss Account	312.31	275.79
Add:Managing and Whole- time directors' remuneration and commission	10.68	2.89
Commission paid to non-executive directors	1.50	1.50

SCHEDULES

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
Directors' fees	0.35	0.24
Provision for doubtful debts and advances (net)	5.51	3.97
Provision for Wealth Tax	0.21	0.17
Loss (net) on sale of fixed assets as per section 349 of the Companies Act, 1956 (net of capital profits)	—	0.34
	330.56	284.90
Less:Bad debts written out of Provisions	—	0.94
Profit on sale of current investment as per Profit and Loss Account (net)	6.08	2.52
Profit on sale of long term investment as per Profit and Loss Account (net)	0.68	0.02
Profit (net) on sale of fixed assets as per section 349 of the Companies Act, 1956	2.66	—
Right Share issue expenses charged to Securities Premium Account	7.44	—
Adjustment for employee retirement benefits provision in General Reserve	29.01	—
Net Profit as per Section 349 of the Companies Act, 1956	284.69	281.42
Maximum permissible remuneration to whole-time directors under Section 198 of the Companies Act, 1956 @ 10% of the profits computed above	28.47	28.14
Restricted as per Service Agreement	10.68	2.89
Maximum permissible managerial remuneration to non-executive directors under Section 198 of the Companies Act, 1956 @ 1% of the profits computed above	2.85	2.81
Restricted as per Board Resolution	1.50	1.50

c) Remuneration to Directors in their capacity as Managing Directors of erstwhile IGFL and BGFL before the Scheme became effective

	Current Year	Previous Year
Salaries and Allowances	0.09	0.99
Contribution to Provident & Other Funds*	—	0.12
Perquisites	—	0.04
	0.09	1.15

* In the determination of Manager's remuneration, certain perquisites have been valued in accordance with Income Tax Rules, 1962.

Expenses towards gratuity and leave encashment provisions are determined actuarially on an overall company basis at the end of each year and accordingly have not been considered in the above information.

ANNEXURE - I (Contd.)

II. Other Parties with whom the Company has entered into transactions during the year:

Joint Ventures

Birla Sun Life Asset Management Company Limited (BSAMC) (w.e.f. September 01, 2005)

Birla Sun Life Distribution Company Limited (BSDL) (w.e.f. September 01, 2005)

Birla Sun Life Trustee Company Private Limited (BSTPL) (w.e.f. September 01, 2005)

Birla-NGK Insulators Pvt. Ltd. (BNIPL) (on becoming subsidiary ceased to be a Joint Venture w.e.f. November 29, 2006)

IDEA Cellular Limited (IDEA)

Associates

Birla Securities Ltd. (BSL) (w.e.f. September 01, 2005)

Crafted Clothing Pvt. Ltd. (CCPL) (w.e.f. October 26, 2005 and on becoming subsidiary ceased to be an Associate w.e.f. August 03, 2006)

English Apparels Pvt. Ltd. (EAPL) (w.e.f. February 15, 2006 and merged with CCPL w.e.f. April 01, 2006)

Harwood Garments Pvt. Ltd. (HGPL) (w.ef. February 15, 2006 and merged with CCPL w.e.f April 01, 2006)

Key Management Personnel & their relatives and enterprises having common key management personnel

Dr. Bharat K. Singh - Managing Director (w.e.f. November 01, 2006)

Sanjeev Aga – Managing Director (Up to October 31, 2006)

Adesh Gupta – Whole Time Director

K.K. Maheshwari – Whole Time Director

Dr. Rakesh Jain – Whole Time Director (w.e.f. April 03, 2006)

S.K Mitra – Whole Time Director (w.e.f July 01, 2006)

Vikram Rao - Whole Time Director (w.e.f November 01, 2006)

Relatives of Key Management Personnel

Usha Gupta (Wife of Adesh Gupta)

Sharda Maheshwari (Wife of K.K. Maheshwari)

Sushmita Mitra (Wife of S.K Mitra)

Vidya Rao (Wife of Vikram Rao)

Enterprises having common Key Management Personnel

K.K. Maheshwari – Whole Time Director

Tanfac Industries Ltd.

SCHEDULES

ANNEXURE - I (Contd.)

b) During the year following transactions were carried out with the related parties in the ordinary course of business: -

Rs. Crores

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common key management personnel	Key Management personnel	Relatives of Key Management personnel	Grand Total
Purchase of goods and services							
ABIL	31.02	44.79	—	—	—	—	75.81
	(—)	(99.46)					(99.46)
CCPL	45.88	—	13.97	—	—	—	59.85
	(—)		(15.40)				(15.40)
Others	15.26	—	—	—	0.01	0.15	15.42
	(15.08)		(2.97)		(—)	(0.06)	(18.11)
	92.16	44.79	13.97	—	0.01	0.15	151.08
	(15.08)	(99.46)	(18.36)		(—)	(0.06)	(132.96)
Sales of Goods and Services							
Tanfac Industries Ltd.	—	—	—	1.26	—	—	1.26
				(2.02)			(2.02)
MGEL	4.20	—	—	—	—	—	4.20
	(0.12)						(0.12)
ABIL	11.12	15.11	—	—	—	—	26.23
	(—)	(14.43)					(14.43)
Others	0.05	0.71	—	—	—	—	0.76
	(0.02)	(0.50)					(0.52)
	15.37	15.82	—	1.26	—	—	32.45
	(0.14)	(14.93)		(2.02)			(17.09)
Interest Received							
LIL	0.59	—	—	—	—	—	0.59
	(0.23)						(0.23)
BGFCL	7.37	—	—	—	—	—	7.37
	(0.71)						(0.71)
ABTL	3.03	—	—	—	—	—	3.03
	(—)						(—)
Others	0.84	—	0.02	—	—	—	0.86
	(0.08)	(0.01)	(—)				(0.09)
	11.83	—	0.02	—	—	—	11.85
	(1.01)	(0.01)	(—)				(1.02)
Dividend Received							
BSAMC	—	7.65	—	—	—	—	7.65
		(2.25)					(2.25)
BSDL	—	1.41	—	—	—	—	1.41
		(—)					(—)
Others	0.16	—	—	—	—	—	0.16
	(—)						(—)
	0.16	9.06	—	—	—	—	9.22
	(—)	(2.25)					(2.25)

ANNEXURE - I (Contd.)

Rs. Crores

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Asso-ciates	Enterprise having common key manage-ment perso-nnel	Key Manage-ment perso-nnel	Relatives of Key Manage-ment perso-nnel	Grand Total
Receipt against reimbursement of expenses							
CCPL	—	—	— (0.01)	—	—	—	— (0.01)
EAPL	—	—	— (0.01)	—	—	—	— (0.01)
HGPL	—	—	— (0.02)	—	—	—	— (0.02)
BSAMC	—	0.46 (—)	—	—	—	—	0.46 (—)
Others	0.06 (—)	0.02 (—)	—	—	—	—	0.08 (—)
	0.06	0.48	—	—	—	—	0.54
	(—)	(—)	(0.04)				(0.04)
Interest Expenses							
BGCFPL	0.10 (β)	—	—	—	—	—	0.10 (β)
BIASL	0.26 (0.13)	—	—	—	—	—	0.26 (0.13)
BGFCL	— (0.23)	—	—	—	—	—	— (0.23)
Others	—	(β) (0.03)	0.01 (β)	—	—	—	0.01 (0.03)
	0.36	(β)	0.01	—	—	—	0.37
	(0.36)	(0.03)	(β)				(0.39)
Managerial remuneration Paid							
Mr. Sanjeev Aga	—	—	—	—	2.05 (1.80)	—	2.05 (1.80)
Mr. Bharat K. Singh	—	—	—	—	0.68 (—)	—	0.68 (—)
Mr. Adesh Gupta	—	—	—	—	1.01 (0.38)	—	1.01 (0.38)
Mr. K.K. Maheshwari	—	—	—	—	2.00 (0.71)	—	2.00 (0.71)
Mr. Rakesh Jain	—	—	—	—	2.53 (—)	(—)	2.53 (—)
Mr. S.K.Mitra	—	—	—	—	1.82 (—)	(—)	1.82
Mr. Vikram Rao	—	—	—	—	0.59 (—)	—	0.59 (—)
	—	—	—	—	10.68	—	10.68
					(2.89)		(2.89)

ANNEXURE - I (Contd.)

Rs. Crores

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common key management personnel	Key Management personnel	Relatives of Key Management personnel	Grand Total
Fresh investment made							
IDEA	—	1,597.90	—	—	—	—	1,597.90
		(661.09)					(661.09)
BSLICL	156.51	—	—	—	—	—	156.51
	(81.40)						(81.40)
Others	307.32	—	—	—	—	—	307.32
	(10.00)		(5.71)				(15.70)
	463.83	1,597.90	—	—	—	—	2,061.73
	(91.40)	(661.09)	(5.71)				(758.19)
Investment Sold/ Buyback of Shares							
ABTL	10.00	—	—	—	—	—	10.00
	(—)						(—)
Others	—	0.29	—	—	—	—	0.29
		(—)					(—)
	10.00	0.29	—	—	—	—	10.29
	(—)	(—)					(—)
Fixed Assets Sold							
CCPL	0.32	—	—	—	—	—	0.32
	(—)						(—)
IDEA	—	0.54	—	—	—	—	0.54
		(—)					(—)
Others	0.03	—	—	—	—	—	0.03
	(—)						(—)
	0.35	0.54	—	—	—	—	0.89
	(—)	(—)					(—)
Loans granted (including Inter Corporate Deposits and Interest thereon)							
BGFCL	460.15	—	—	—	—	—	460.15
	(258.37)						(258.37)
ABTL	679.11	—	—	—	—	—	679.11
	(—)						(—)
Others	72.81	—	3.00	—	—	—	75.81
	(20.88)		(—)				(20.88)
	1,212.07	—	3.00	—	—	—	1,215.07
	(279.26)		(—)				(279.26)

ANNEXURE - I (Contd.)

Rs. Crores

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common key management personnel	Key Management personnel	Relatives of Key Management personnel	Grand Total
Loans granted received back (including Inter Corporate Deposits)							
BGFCL	462.65	—	—	—	—	—	462.65
	(239.80)						(239.80)
ABTL	679.11	—	—	—	—	—	679.11
	(—)						(—)
Others	62.05	—	—	—	0.01	—	62.06
	(1.90)				(—)		(1.90)
	1,203.81	—	—	—	0.01	—	1,203.82
	(241.70)				(—)		(241.70)
Loans taken (including Inter Corporate Deposits & Bills Re-discounting)							
BIASL	0.30	—	—	—	—	—	0.30
	(4.45)						(4.45)
BGFCL	—	—	—	—	—	—	—
	(19.15)						(19.15)
BSDL	—	2.00	—	—	—	—	2.00
		(12.00)					(12.00)
BGCFPL	1.50	—	—	—	—	—	1.50
	(—)						(—)
Others	—	—	0.06	—	0.29	0.27	0.62
			(0.02)				(0.02)
	1.80	2.00	0.06	—	0.29	0.27	4.42
	(23.60)	(12.00)	(0.02)		(—)	(—)	(35.62)
Loans repaid (including Inter Corporate Deposits and Bills Re-discounting)							
BIASL	4.75	—	—	—	—	—	4.75
	(2.25)						(2.25)
BGFCL	—	—	—	—	—	—	—
	(19.51)						(19.51)
BSDL	—	2.00	—	—	—	—	2.00
		(17.00)					(17.00)
Others	0.01	—	0.18	—	0.29	0.27	0.75
	(0.17)		(0.18)		(—)	(—)	(0.35)
	4.76	2.00	0.18	—	0.29	0.27	7.50
	(21.93)	(17.00)	(0.18)		(—)	(—)	(39.11)
Deposit Given Received Back							
BSDL	—	0.01	—	—	—	—	0.01
		(—)					(—)
	—	0.01	—	—	—	—	0.01
		(—)					(—)

ANNEXURE - I (Contd.)

Rs. Crores

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common key management personnel	Key Management personnel	Relatives of Key Management personnel	Grand Total
Guarantees given during the year							
CCPL	3.65 (—)	—	—	—	—	—	3.65 (—)
MGEL	30.00 (10.35)	—	—	—	—	—	30.00 (10.35)
IDEA	—	— (150.22)	—	—	—	—	— (150.22)
Others	—	—	— (5.00)	—	—	—	— (5.00)
	33.65	—	—	—	—	—	33.65
	(10.35)	(150.22)	(5.00)				(165.57)
Outstanding balances as at 31.3.2007							
Loan granted	48.90 (37.64)	— (0.04)	—	—	0.05 (0.06)	—	48.95 (37.74)
Interest on Loans Granted	1.06 (0.29)	—	—	—	—	—	1.06 (0.29)
Loans taken	1.50 (4.46)	—	— (0.11)	—	—	—	1.50 (4.57)
Amount receivable against Debtors	34.05 (0.01)	0.01 (14.41)	—	0.18 (0.28)	—	—	34.24 (14.70)
Amounts receivable against Advances	0.15 (3.31)	0.01 (0.07)	—	—	—	—	0.17 (3.38)
Amounts Payable	24.28 (2.59)	— (13.82)	— (3.95)	—	—	—	24.28 (20.36)
Guarantees provided for	105.52 (71.92)	— (180.22)	— (35.72)	—	—	—	105.52 (287.85)
Deposits Receivable	—	— (0.01)	—	—	—	4.50 (3.05)	4.50 (3.06)
Deposits Payable	—	0.01 (0.01)	—	—	—	—	0.01 (0.01)
Investments	1,026.72 (554.70)	2,373.72 (788.59)	0.01 (5.71)	—	—	—	3,400.45 (1,349.00)

-Figures in brackets represent corresponding amount of previous year
-No amount in respect of the related parties have been written off/back are provided for during the year
-Related party relationship have been identified by the management and relied upon by the auditors.

SCHEDULE 19 (Contd.)

ANNEXURE II

INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956

(a) Details of Products Manufactured, Turnover, Opening stock, Closing stock etc.

Rs. Crores

Particulars	Unit	Year ended 31st March	Installed Capacity Per Annum	Opening Stock		Production	Purchase***		Turnover		Closing Stock	
				Quantity	Amount	Quantity	Quantity	Amount	Quantity @	Amount	Quantity	Amount
Garments	Nos./000	2007		3,204	76.68	9,852*	2,571	70.39	10,709	693.65	4,918	112.31
	Nos./000	2006		2,025	55.80	10,942*	1,341	27.33	11,104	615.80	3,204	76.68
Viscose Filament Rayon Yarn	MT	2007	16,400	941	13.05	17,669	—	—	17,039	308.21	1,571	22.28
	MT	2006	16,000	1,087	16.39	17,233	—	—	17,380	296.23	940	13.05
Sulphuric Acid & Allied Chemicals	MT	2007	55,300	1,221	0.79	52,345	—	—	52,916	16.52	650	0.42
	MT	2006	55,300	1,105	0.88	54,243	—	—	54,128	20.16	1,220	0.79
Caustic Soda	MT	2007	82,125	422	0.40	67,663	—	—	67,226	111.15	859	0.66
	MT	2006	58,400	325	0.31	57,051	—	—	56,954	77.57	422	0.40
Chlorine	MT	2007	73,000	271	0.16	56,551	—	—	56,524	25.98	298	0.04
	MT	2006	49,640	178	0.14	48,750	—	—	48,657	35.32	271	0.16
Hydro Chloric Acid	MT	2007	11,155	102	0.02	8,594	—	—	8,632	1.44	64	0.01
	MT	2006	11,155	42	0.01	5,753	—	—	5,693	0.78	102	0.02
Spun Yarn	MT	2007	78344 Spdl	1,208	20.74	17,720	9	0.27	18,357	513.57	580	15.60
	MT	2006	79592 Spdl	812	12.35	19,190	73	1.88	18,866	421.74	1,208	20.74
Cloth	000Mtr	2007	76	964	12.54	5,088	—	—	4,645	98.60	1,407	18.36
	000Mtr	2006	62	736	9.97	4,646	—	—	4,418	95.35	964	12.54
Carbon Black	MT	2007	170,000	2,701	8.50	182,668	—	—	180,893	817.66	4,476	17.37
	MT	2006	170,000	3,565	9.87	175,080	—	—	175,944	619.18	2,701	8.50
High & Low Tension Insulators and Bushings**	MT	2007		—	—	—	7,776	74.88	7,776	112.31	—	—
	MT	2006		—	—	—	16,245	100.47	16,245	120.42	—	—
Lightning & Surge Arrestors	NOS.	2007		—	—	—	4,349	0.36	4,349	0.38	—	—
	NOS.	2006		—	—	—	8,121	1.11	8,121	1.14	—	—
Liquid Argon	'000 SM3	2007	3,000	45	0.17	1,882	—	—	1,854	8.53	73	0.26
	'000 SM3	2006	3,000	73	0.30	2,000	—	—	2,028	12.22	45	0.17
Urea	MT	2007	2620 per day	20,838	10.54	1,028,064	—	—	1,043,565	756.74	5,337	3.21
	MT	2006	2620 per day	—	—	575,646	9,106	4.42	563,914	365.47	20,838	10.54
Traded goods		2007		—	0.96	—	—	16.02	—	15.92	—	1.59
		2006		—	0.14	—	—	5.74	—	5.54	—	0.96
Financial Services		2007		—	—	—	—	—	—	27.65	—	—
		2006		—	—	—	—	—	—	31.64	—	—
Others		2007		—	2.98	—	—	2.38	—	68.58	—	2.93
		2006		—	2.25	—	—	3.92	—	66.77	—	2.99
Total		2007			147.53			164.32		3,577.89		195.04
		2006			108.42			144.87		2,786.39		147.53

The Installed Capacity is as Certified by the Management and licensed capacity is not given as licencing has been abolished.

@ Turnover quantity includes captive consumption, damages,sample sales and shortages and value includes Export benefits.

* Garment production includes items produced on job work basis by outside parties and purchases.

** Includes commission of Rs 26.03 Crores (P.Y. Rs 14.24 Crores)

*** Includes Nil (P.Y.Rs 4.45 Crores) of inventories acquired on amalagamation

ANNEXURE II (Contd.)

b) Raw Materials Consumed :

	Current Year MT	Current Year Rs. Crores	Previous Year MT	Previous Year Rs. Crores
Wood Pulp	19,255	74.80	18,839	70.78
Wool Fibre	8,572	246.83	6,087	155.50
Flax Fibre	1,927	19.34	1,712	20.13
Staple & Synthetic Fibre	8,740	69.74	13,025	86.68
Cotton Staple & Synthetic Yarn	2,302	62.47	1,748	58.11
Carbon Black Feed Stock/ Coal Tar	337,332	520.53	320,228	379.44
Fabrics in '000 Mtrs.	14,417	157.37	16,758	190.66
Natural Gas/ RNLG (000SM^3)	525825	306.84	296,531	172.66
Naphtha (000)	12.60	38.76	12.22	18.17
Others		121.87		111.29
		1,618.55		1,263.41

c) Value of Imports calculated on C.I.F. Basis

	Current Year	Previous Year
Raw Materials	855.33	635.53
Stores & Spare Parts	21.87	30.26
Capital Goods	99.99	30.56
Purchase of Finished Goods	13.93	6.03

d) Expenditure in Foreign Currency (on actual payment basis):

	Current Year	Previous Year
Technical Assistance Fees/Royalty	6.70	0.98
Interest and Commitment Charges	5.77	1.85
Professional Charges	5.11	1.14
Travelling	1.12	1.93
Commission	5.35	3.35
Others	9.79	7.00

e) Value of Imported and Indigeneous Raw Materials, Spare parts & Components consumed and percentage thereof to the total consumption:

	Percentage	Current Year	Percentage	Previous Year
Raw Materials :				
Imported	58.40%	945.16	55.61%	702.56
Indigenous	41.60%	673.39	44.39%	560.85
		1,618.55		1,263.41
Stores, Spare Parts & Components :				
Imported	19.20%	17.58	15.65%	11.62
Indigenous	80.80%	73.98	84.35%	62.64
		91.56		74.27

f) Amount remitted in Foreign Currency on account of Dividend:

	Current Year	Previous Year
Interim Dividend in respect of Accounting Year 2006-07 (617 Shareholder holding 150991 Equity Shares)	0.08	—
Dividend in respect of Accounting Year 2005-06 (289 Shareholder holding 80994 Equity Shares)	0.04	—
Dividend in respect of Accounting Year 2004-05 (112 Shareholder holding 39652 Equity Shares)	—	0.02

g) Earning in Foreign Currency

	Current Year	Previous Year
I) On export of goods (F.O.B.Basis) :		
(a) Foreign Currency	482.56	460.05
(b) Rupee Payments	0.58	0.55
(c) Export through Merchant Exporters	1.30	1.71
ii) Sale of Certified Emission Reduction	6.95	—
ii) Service charge	0.07	0.06

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2007

Annexure - III

Rs. Crores

(I) Primary Segments - Business	Garments		Rayon (Includes Caustic soda and allied Chemicals)		Carbon Black		Insulators (Includes Bushings,lighting & Surge Arrestors)		Textiles (Includes Spun Yarns, Fabrics)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a Segment Revenue #										
Sales to External Customers including Export Benefits but net of Excise Duty	700.12	620.49	441.46	385.55	738.94	564.21	112.81	135.89	621.01	524.88
Inter Segment Revenue		0.06	—	—	—	0.02	—	—	3.99	2.81
Total Segment Revenue	700.12	620.55	441.46	385.55	[illegible].94	564.23	112.81	135.89	625.00	527.69
b Segment Result (PBIT)	58.04	32.58	88.74	64.22	116.03	75.85	35.07	30.32	52.13	41.44
Less:-Interest and Finance charges*										
Add:- Unallocable income net of Unallocable expenditure										
Profit before Tax and Exceptional items										
Exceptional Items :										
VRS Expenses										
(Gain)/Loss on Transfer of Business (Net)										
Profit before tax										
Provision for Current Tax										
Provision for Deferred Tax										
Provision for FBT										
Provision for Tax for earlier years written back										
Profit after Tax										
c Carrying amount of Segment Assets	450.39	416.98	533.32	476.00	608.64	557.40	48.78	36.60	361.34	305.60
Unallocated Assets										
Total Assets										
d Carrying amount of Segment Liabilities	119.22	109.47	82.78	67.77	121.40	148.40	21.31	14.98	50.16	73.07
Unallocated liabilities										
Total Liabilities										
e Cost incurred to acquire Segment fixed assets during the year	13.53	19.90	148.63	50.57	8.00	10.51	—	0.06	31.33	51.83
Unallocated assets										
f Depreciation/Amortization	26.28	25.29	30.94	25.50	16.20	16.52	0.01	β	15.23	15.21
Unallocated depreciation										

* Interest and finance charges exclude interest of Rs 13.86 Cr (PY 15.21 Cr.) on Financial Services Business, since it is considered as an expense for deriving Segment Result

(II) Secondary segment - Geographical

The Company's operating facilities are located in India

	Current Period	Previous Year
Domestic Revenues	2920.56	2158.27
Exports Revenues	499.91	483.78
Total	3420.47	2642.05

#Inter segment revenues are recognised on arm's length basis.

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2007

Annexure - III

Rs. Crores

(I) Primary Segments - Business	Fertilizers		Financial Service		Gross Total		Inter Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a Segment Revenue #										
Sales to External Customers including Export Benefits but net of Excise Duty	778.48	379.38	27.65	31.64	3,420.47	2642.05				
Inter Segment Revenue	—	—	—	—	3.99	2.89				
Total Segment Revenue	778.48	379.38	27.65	31.64	3,424.46	2644.94	(3.99)	(2.89)	**3,420.47**	**2,642.05**
b Segment Result (PBIT)	100.89	55.54	7.76	11.38	458.66	311.34	—	—	**458.66**	**311.34**
Less:-Interest and Finance charges*									157.29	40.59
Add:- Unallocable income net of Unallocable expenditure									10.94	5.03
Profit before Tax and Exceptional items									**312.31**	**275.78**
Exceptional Items :										
VRS Expenses									1.43	4.04
(Gain)/Loss on Transfer of Business (Net)									(0.20)	—
Profit before tax									**311.08**	**271.74**
Provision for Current Tax									98.82	92.97
Provision for Deferred Tax									15.16	(6.91)
Provision for FBT									3.39	4.25
Provision for Tax for earlier years written back									(31.26)	(5.49)
Profit after Tax									**224.97**	**186.93**
c Carrying amount of Segment Assets	479.93	354.37	94.80	345.18	2,557.20	2492.15	—	—	2,577.20	2,492.15
Unallocated Assets									4,006.64	1,945.44
Total Assets									**6583.84**	**4,437.59**
d Carrying amount of Segment Liabilities	79.18	51.03	79.06	268.04	553.11	732.76	—	—	553.11	732.76
Unallocated liabilities									2906.19	1,497.22
Total Liabilities									**3459.30**	**2,229.97**
e Cost incurred to acquire Segment fixed assets during the year	18.58	1.64	0.16	0.20	220.23	134.71	—	—	220.23	134.71
Unallocated assets									1.06	2.47
f Depreciation/Amortization	28.71	26.10	0.51	1.08	117.88	109.70	—	—	117.88	109.70
Unallocated depreciation									2.44	2.10

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2007

Rs. Crores

	PARTICULARS		2006-07			2005-06	
A	CASH FLOW FROM OPERATING ACTIVITIES						
	Net Profit before tax		311.08			271.75	
	Adjustments for :						
	Depreciation	120.43			111.91		
	Provision for bad & doubtful debts & advances	5.51			3.97		
	Interest Expenses (Net)	171.16			55.80		
	(Profit) / Loss on Fixed Assets sold	(2.66)			0.34		
	(Profit) / Loss on Sale of Investments	(6.76)			(2.54)		
	Dividend Income	(23.73)	263.95		(16.54)	152.94	
	Exceptional Items:						
	(Gain)/Loss on sale of Contract Export Division		(0.20)			—	
	OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**574.83**			**424.69**	
	Decrease / (Increase) in trade and other receivables	(13.11)			227.50		
	Decrease / (Increase) in inventories	28.00			(118.66)		
	Increase / (Decrease) in trade and other payables	(32.71)	(17.82)		(275.57)	(166.73)	
	CASH GENERATED FROM OPERATIONS		557.01			257.96	
	Income Taxes Paid (Net of Refund)		(60.66)			(81.00)	
	NET CASH FROM OPERATING ACTIVITIES			**496.35**			**176.96**
B	CASH FLOW FROM INVESTING ACTIVITIES						
	Proceeds from Sale of Fixed Assets		8.82			2.19	
	Purchase of Fixed Assets		(302.72)			(199.97)	
	Proceeds from sale of Contract Export division		34.50			—	
	(Increase)/Decrease in Corporate Depsoits		132.50			(184.63)	
	Interest Received		24.29			13.15	
	Dividend Received		23.73			16.54	
	Sale / Redemption(Purchase) of current investments (net)		(105.19)			274.73	
	Sale of investment in Joint Ventures		0.96			—	
	Purchase of investment in Joint Ventures		(1,597.89)			(661.09)	
	Sale of investment in subsidiaries		10.00			—	
	Investment in subsidiaries		(463.83)			(91.40)	
	Sale of investments		1.30			—	
	Purchase of investments		(12.19)			(17.29)	
	NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(2,245.72)**			**(847.77)**

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2007

Rs. Crores

	PARTICULARS	2006-07		2005-06	
C	CASH FLOW FROM FINANCING ACTIVITIES				
	Proceeds from issue of share capital	9.81		0.01	
	Share premium received (net)	759.93		0.06	
	Proceeds from Borrowings	2,438.55		828.37	
	Repayment of Borrowings	(1,165.68)		(63.51)	
	Dividends paid (including tax thereon)	(106.13)		(27.31)	
	Interest and Finance Charges paid	(184.69)		(62.06)	
	NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**1,751.79**		**675.56**
	NET INCREASE IN CASH AND EQUIVALENTS		2.42		4.75
	CASH AND CASH EQUIVALENTS (OPENING BALANCE)		20.32		9.41
	CASH OF IGFL and BGFL		—		6.16
	CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		22.74		20.32

Notes:

1) **Cash and cash equivalents include:**

	2006-07	2005-06
Cash, cheque in hand and remittance in transit	1.12	1.02
Balance with Banks	21.62	19.30
	22.74	**20.32**

2) Previous years's figures have been regrouped / rearranged to confirm to the current year's presentation, whenever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, May 03, 2007

For S.R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

Dr. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I Registration Details

Registration No.	1107			State Code 04
Balance Sheet Date	31	03	2007	
	Date	Month	Year	

II Capital Raised during the Year (Amount in Rs. Crores)

Public Issue	Right Issue
NIL	777.16
Bonus Issue	**Private Placement**
NIL	NIL

III Position of Mobilisation and Development of Fund (Amount in Rs. Crores)

	Total Liabilities	Total Assets
	6130.46	6130.46
Source of Funds	Paid-Up-Capital	Reserve & Surplus
	93.31	3031.24
	Secured Loans	Unsecured Loans
	2071.62	760.21
Application of Funds	Net Fixed Assets	Investments
	1308.13	3849.39
	Net Current Assets**	Misc. Expenditure
	798.86	NIL

** Net of Deferred Tax Liability

IV Performance of Company (Amount in Rs. Crores)

Turnover	Total Expenditure
3464.98	3153.90
Profit Before Tax	**Profit After Tax**
311.08	224.97
Earning per share	**Dividend rate %**
25.60	55.00

V Generic Names of Three Principal products/Services of Company (as per monetary terms)

Item Code No.(ITC Code)	Product Description
620000	Garments
5403110.09	Viscose Filament Rayon Yarn
2803	Carbon Black
31021000	Urea

Dr. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

Mumbai, May 03, 2007

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To

The Board of Directors

Aditya Birla Nuvo Limited

1. We have audited the attached Consolidated Balance Sheet of Aditya Birla Nuvo Limited ("the Company") and its Subsidiaries, Joint Ventures and Associates as at March 31, 2007 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and dis-closures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We report that the CFS have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21 Consolidated Financial Statements, AS 23 Accounting for Investments in Associates in Consolidated Financial Statements and AS 27 Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.

4. a) Included in these Consolidated Financial Statements (CFS) are Assets of Rs. 5939.71 Crores as at March 31, 2007, Revenues of Rs. 4429.64 Crores and net cash inflow of Rs. 128.40 Crores for the year then ended, which have not been jointly audited by us. These have been audited by either of us singly or jointly with others or by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these entities, is based solely on reports of those respective auditors.

   b) Included in these CFS are assets of Rs. 3092.95 Crores, revenues of Rs. 451.70 Crores, and net cash inflow of Rs. 530.96 Crores, of CFS of IDEA Cellular Limited , a Joint Venture as mentioned in Notes No. 7(b) of schedule 19, based on financial statements certified by Management which are subject to consequential adjustments, if any, arising out of their Audit.

5. Subject to para 4(b) above and based on our audit and on consideration of reports of other auditors on separate financial statements, management's certification of unaudited components included there in and on the other financial information of the components and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements, give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the case of the consolidated balance sheet, of the state of affairs of the Company and its Subsidiaries, Joint Ventures and Associates as at March 31, 2007;

   (b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date; and

   (c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For **Khimji Kunverji & Co.**
Chartered Accountants

per **Shivji K. Vikamsey**
Partner
Membership No: 2242

Place: Mumbai
Date: May 3, 2007

For **S.R. Batliboi & Co.**
Chartered Accountants

per **Hemal Shah**
Partner
Membership No: 42650

Place: Mumbai
Date: May 3, 2007

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2007

	Schedule	Consolidated 31st March 2007	Rs. Crores Consolidated 31st March 2006
SOURCES OF FUNDS			
Shareholders' Funds:			
Equity Share Capital	1	93.31	83.50
Preference Share Capital	1A	—	100.17
Reserves & Surplus	2	3,400.20	1,914.83
		3,493.51	**2,098.50**
Minority Interest		143.27	43.20
Loan Funds:			
Secured Loans	3	4,079.99	1,525.18
Unsecured Loans	4	1,381.60	839.45
		5,461.59	**2,364.63**
Deferred Tax Liabilities		179.30	168.68
Policyholders fund		3,761.95	2,378.37
Fund for future appropriations		0.03	0.03
Total Funds Employed		**13,039.65**	**7,053.41**
APPLICATION OF FUNDS			
Fixed Assets:			
Goodwill on Consolidation		2,968.47	961.36
Gross Block	5	6,552.77	4,187.25
Less: Accumulated Depreciation		3,156.66	2,199.46
Net Block		**3,396.11**	**1,987.79**
Capital Work-in-Progress		380.32	169.80
		3,776.43	**2,157.59**
Investments	6	**4,543.39**	**2,916.92**
Current Assets,Loans & Advances:			
Inventories	7	558.37	551.37
Sundry Debtors	8	990.93	518.38
Cash & Bank Balances	9	815.85	154.07
Interest accrued on Investments		10.27	8.93
Loans & Advances	10	1,058.94	793.09
		3,434.36	**2,025.84**
Less: Current Liabilities & Provisions:	11		
Current Liabilities		1,606.28	929.55
Provisions		76.72	78.75
		1,683.00	**1,008.30**
Net Current Assets		**1,751.36**	**1,017.54**
Total Funds Utilised		**13,039.65**	**7,053.41**
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242
Mumbai, May 03, 2007

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B.R. GUPTA
G.P. GUPTA

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2007

	Schedule	Consolidated 2006-07	Rs. Crores Consolidated 2005-06
INCOME			
Income from Operations	12	8,434.16	5,163.09
Less: Excise Duty		176.16	156.16
Net Income from Operations		**8,258.00**	**5,006.93**
Other Income	13	64.02	33.32
		8,322.02	**5,040.25**
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(53.84)	(47.30)
Cost of Materials	15	1,962.61	1,502.56
Salaries,Wages and Employee Benefits	16	1,228.27	434.51
Manufacturing, Selling and Other Expenses	17	2,662.30	1,368.69
Actuarial Liabilities		1,383.55	1,166.06
Interest and Other Finance Expenses (Net)	18	362.88	103.83
		7,545.77	**4,528.35**
Profit before Depreciation/Amortisation and Exceptional items		776.25	511.90
Depreciation/Amortisation		422.78	224.97
Profit before Exceptional items and Tax		**353.47**	**286.93**
Less : Loss/(Gain) due to Exceptional Items		2.01	4.04
Add: Profit on disposal of Subsidiary		2.53	—
Profit after Exceptional items		**353.99**	**282.89**
Provision for Taxation - Current Tax		114.58	96.81
- Deferred Tax		18.03	(5.51)
- Fringe Benefit Tax		9.26	8.19
Provision for Tax for Earlier Years written back		(30.31)	(5.37)
Net Profit before Minority Interest		**242.43**	**188.77**
Minority Interest in the loss of Consolidated Subsidiaries		(38.34)	(14.90)
Share of Profit / (Loss) of Associate		0.46	0.37
Net Profit		**281.23**	**204.04**
Balance brought forward		(281.18)	5.27
Adjustment due to AS - 15 (Refer Note 5 of Schedule 19)		(8.26)	—
Amount Transferred on Amalgamation of IGFL & BGFL		—	262.57
Amount Transferred on change in stake in Subs/JVs		54.19	24.13
Transfer from Debenture Redemption Reserve		—	25.00
Transfer from General Reserve		—	0.04
Profit available for Appropriation		**45.98**	**521.05**
APPROPRIATIONS			
Interim Dividend		51.32	—
Proposed Dividend		—	41.75
Corporate Tax on Dividend		7.29	7.11
General Reserve		150.05	753.25
Special Reserve		0.22	0.12
Surplus / (Deficit) carried to Balance Sheet		(162.90)	(281.18)
		45.98	**521.05**
Basic Earnings per share - Rs. (Refer Note 19 of Schedule 19)		32.00	26.12
Dilutive Earnings per share - Rs. (Refer Note 19 of Schedule 19)		31.98	26.11
(Face Value of Rs 10/- each)			
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242
Mumbai, May 03, 2007

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B.R. GUPTA
G.P. GUPTA

SCHEDULES

SCHEDULE 1

EQUITY SHARE CAPITAL	Numbers	Consolidated 31st March 2007	Rs. Crores Consolidated 31st March 2006
(i) Issued, Subscribed & Paid-up:			
Equity Shares of Rs. 10 each, fully paid-up	93,305,187	93.31	59.89
Previous year	(59,889,912)		
Equity Share Capital		93.31	59.89
(ii) Share Capital Suspense			
Current Year NIL (Previous Year 23,614,414) Equity Shares of Rs 10 each to be issued as fully paid up pursuant to Schemes of amalgamation for consideration other than cash		—	23.61
Less : Calls in arrears (Note 8 of Schedule19)		—	β
		93.31	**83.50**

SCHEDULE 1A

Preference Share Capital of IDEA Cellular Limited	—	100.17
	—	**100.17**

SCHEDULE 2
RESERVES & SURPLUS

	Consolidated 31st March 2006	Addition	Addition / Deletion on StakeChange / Amalgamation	Deletion	Consolidated 31st March 2007
Capital Reserve on Consolidation	3.81	0.87	8.14	—	12.82
Capital Reserve	2.86	—	—	—	2.86
Capital Fund	0.01	—	—	—	0.01
Capital Redemption Reserve	8.74	—	—	—	8.74
Securities Premium Account	459.01	767.37	464.14	7.44 *	1,683.08
General Reserve	1,676.55	169.51	(0.08)	19.25 @	1,826.73
Investment Reserve	19.95	—	—	—	19.95
Special Reserve	20.25	0.22	—	19.46 #	1.01
Credit/(Debit) fair value change account	0.01	0.01	—	—	0.02
Amalgamation Reserve	4.14	—	—	—	4.14
Employee Stock Options outstanding	0.68	0.37	—	—	1.05
Foreign Currency Translation Reserve	—	2.69	—	—	2.69
Surplus as per Profit & Loss Account	(281.18)	72.35	54.19	8.26 @	(162.90)
	1,914.83	**1,013.39**	**526.39**	**54.41**	**3,400.20**
Previous Year	**1,034.14**	**934.68**	**724.29**	**778.28**	**1,914.83**

Rs 19.46 Crores transferred to General Reserve on receipt of RBI approval

@ Refer Note 5 of Schedule 19

* Right Issue Expenses

SCHEDULE 3
SECURED LOANS

Loans from Banks	3,270.26	1,085.55
Other Loans		
Deferred Sales Tax Loan	75.33	61.17
Others	734.40	378.46
	4,079.99	**1,525.18**

SCHEDULE 4
UNSECURED LOANS

Fixed Deposits	3.70	4.89
Commercial Paper	315.00	—
Short Term Loans from:		
Banks	345.03	550.17
Others	665.36	231.46
Other loans :		
Banks	50.00	50.00
Others	2.51	2.93
	1,381.60	**839.45**


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Mutual Fund

SCHEDULE 5
FIXED ASSETS

Rs. Crores

	Gross Block					Depreciation / Amortization					Net Block	
	As at 31st March 2006	Addition/ Deletion on Stake Change/ Amalgamation	Additions for the year	Deductions/ Adjustments	As at 31st March 2007	Upto 31st March, 2006	Addition/ Deletion on Stake Change / Amalgamation	For the year	Deductions / Adjustments	Upto 31st March, 2007	As at 31st March 2007	As at 31st March 2006
Tangible Assets												
Land												
Freehold	5.75	3.97	3.34	—	13.06	—	—	—	—	—	13.06	5.75
Leasehold	29.61	1.67	0.99	0.18	32.09	3.91	1.34	0.39	0.16	5.48	26.61	25.70
Railway Siding	5.84	—	—	—	5.84	4.87	—	0.28	—	5.15	0.69	0.97
Buildings	253.79	23.36	27.52	0.31	304.36	54.73	3.67	7.57	0.07	65.90	238.46	199.06
Lease Hold improvements	33.24	85.27	39.27	21.11	136.67	16.33	23.62	12.79	3.88	48.86	87.81	16.91
Plant & Machinery	2,983.06	559.58	953.47	27.22	4,468.89	1,688.86	237.67	276.21	19.08	2,183.66	2,285.23	1,294.20
Computers & Telecommunication	51.69	133.00	32.60	26.09	191.20	26.01	94.96	21.36	12.87	129.46	61.74	25.68
Furniture, Fixtures & Equipments	135.39	76.43	30.77	14.28	228.31	78.86	35.43	25.50	12.33	127.46	100.85	56.53
Vehicles & Aircraft	31.41	1.33	17.97	7.52	43.19	11.38	0.87	5.58	3.94	13.89	29.30	20.03
Livestock	0.01	—	—	—	0.01	0.01	—	—	—	0.01	—	—
Intangible Assets												
Entry/Licence fees	370.37	217.19	73.68	—	661.24	167.70	94.82	31.61	—	294.13	367.11	202.67
Goodwill	52.63	30.95	—	2.25	81.33	6.71	3.80	2.73	0.32	12.92	68.41	45.92
Trade mark/Brands	167.60	4.30	—	0.25	171.65	89.13	2.78	16.94	0.19	108.66	62.99	78.47
Software	66.86	119.56	38.11	9.60	214.93	50.96	95.39	22.58	7.85	161.08	53.85	15.90
Total	**4,187.25**	**1,256.61**	**1,217.72**	**108.81**	**6,552.77**	**2,199.46**	**594.35**	**423.54**	**60.69**	**3,156.66**	**3,396.11**	**1,987.79**
Previous Year	**1,914.73**	**1,955.04**	**337.42**	**19.94**	**4,187.25**	**867.52**	**1,121.32**	**225.07**	**14.45**	**2,199.46**	**1,987.79**	

	Consolidated 31st March 2007	Rs. Crores Consolidated 31st March 2006
SCHEDULE 6		
INVESTMENTS		
LONG TERM INVESTMENTS		
Government Securities/Bonds	927.23	841.20
Debentures/Bonds	812.09	485.85
Mutual Funds	0.01	0.01
Equity	1,084.03	719.54
Other Investments	246.18	101.22
SHORT TERM INVESTMENTS		
Government Securities/Bonds	43.59	14.27
Debentures/Bonds	347.89	60.14
Mutual Funds	480.92	426.95
Other Investments	601.45	267.74
	4,543.39	**2,916.92**
Investment in Associates	0.01	0.31
Capital Reserve included in above	—	0.21
Share of Profit / Loss for the year	—	0.37
SCHEDULE 7		
INVENTORIES		
Finished Goods	210.38	157.02
Stores and Spares	63.58	41.27
Raw Materials	235.21	305.52
Packing Materials	3.25	8.95
Material-in-Process	45.51	38.08
Waste / Scrap	0.44	0.53
	558.37	**551.37**
SCHEDULE 8		
SUNDRY DEBTORS		
(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months	22.52	16.57
Others	968.41	501.81
	990.93	**518.38**

Rs. Crores

	Consolidated 31st March 2007	Consolidated 31st March 2006
SCHEDULE 9		
CASH & BANK BALANCES		
Cash & Cheques in hand and remittances in transit	73.26	65.75
Balances with Scheduled Banks:		
Current Accounts	63.31	33.26
Deposit Accounts	671.03	49.28
Balances with Non-Scheduled Banks:		
On Current Account	7.98	4.56
On Deposit Account	0.27	1.22
	815.85	**154.07**
SCHEDULE 10		
LOANS AND ADVANCES		
(Unsecured, considered good except otherwise stated)		
Bills of Exchange	95.18	59.34
Loan against Collateral Security	439.35	233.22
Advances recoverable in cash or in kind or for value to be received	353.85	182.15
Deposits	141.34	291.34
Balances with Central Excise, Customs & Port Trust etc	29.22	27.04
	1,058.94	**793.09**
SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	13.79	37.80
Sundry Creditors	1,141.78	647.06
Advances from Customers	129.32	65.14
Income received in advance	3.04	1.48
Interest accrued but not due on loans	28.47	10.18
Investors Education & Protection Fund	2.24	2.34
Other Liabilities	287.64	165.55
	1,606.28	**929.55**
Provisions for:		
Taxation (Net of Advance Payment)	2.61	2.47
Proposed Dividend	—	41.75
Corporate Tax on Dividend	0.04	7.11
Retirement Benefits	74.07	27.42
	76.72	**78.75**
	1,683.00	**1,008.30**

Rs. Crores

Transaction / Nature of Relationship	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Outstanding balances as at 31.3.2007					
Loan granted (Including Interest)	— —	— —	0.05 (0.06)	— —	0.05 (0.06)
Loans taken	— (0.11)	— —	— —	— —	— (0.11)
Amount receivable against Debtors	— —	0.18 (0.28)	— —	— —	0.18 (0.28)
Amounts Payable	— (3.95)	— —	— —	— —	— (3.95)
Guarantees provided for	— (35.72)	— —	— —	— —	— (35.72)
Deposits Receivable	— —	— —	— —	4.50 (3.05)	4.50 (3.05)
Investments	0.01 (5.71)	— —	— —	— —	0.01 (5.71)

19. **Earnings per Share (EPS) is calculated as under:**

Rs. Crores

		FY 2007	FY 2006
Net Profit after exceptional items as disclosed in Profit & Loss account		281.23	204.04
Less: Preference Dividend of IDEA		—	4.64
Net Profit for EPS	**(A)**	**281.23**	**199.40**
Basic			
Weighted average number of Equity Shares outstanding		84,766,362	73,603,988
Add: Adjustment for bonus element in rights issue		3,114,714	2,745,429
Weighted average number of Equity Shares outstanding during the year for calculation of Basic EPS	**(B)**	**87,881,076**	**76,349,417**
Basic EPS (Rs)	**(A/B)**	**32.00**	**26.12**
Weighted average number of Equity Shares outstanding		84,766,362	73,603,988
Add: Shares held in abeyance		47,874	22,097
Add: Adjustment for bonus element in rights issue including for shares held in abeyance		3,115,536	2,746,253
Weighted average number of Equity Shares outstanding during the year for calculation of Diluted EPS	**(C)**	**87,929,772**	**76,372,338**
Diluted EPS (Rs)	**(A/C)**	**31.98**	**26.11**
Nominal value of Shares (in Rs.)		10.00	10.00

SCHEDULES

	Consolidated 31st March 2007	Rs. Crores Consolidated 31st March 2006
SCHEDULE 9		
CASH & BANK BALANCES		
Cash & Cheques in hand and remittances in transit	73.26	65.75
Balances with Scheduled Banks:		
Current Accounts	63.31	33.26
Deposit Accounts	671.03	49.28
Balances with Non-Scheduled Banks:		
On Current Account	7.98	4.56
On Deposit Account	0.27	1.22
	815.85	**154.07**

SCHEDULE 10		
LOANS AND ADVANCES		
(Unsecured, considered good except otherwise stated)		
Bills of Exchange	95.18	59.34
Loan against Collateral Security	439.35	233.22
Advances recoverable in cash or in kind or for value to be received	353.85	182.15
Deposits	141.34	291.34
Balances with Central Excise, Customs & Port Trust etc	29.22	27.04
	1,058.94	**793.09**

SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	13.79	37.80
Sundry Creditors	1,141.78	647.06
Advances from Customers	129.32	65.14
Income received in advance	3.04	1.48
Interest accrued but not due on loans	28.47	10.18
Investors Education & Protection Fund	2.24	2.34
Other Liabilities	287.64	165.55
	1,606.28	**929.55**
Provisions for:		
Taxation (Net of Advance Payment)	2.61	2.47
Proposed Dividend	—	41.75
Corporate Tax on Dividend	0.04	7.11
Retirement Benefits	74.07	27.42
	76.72	**78.75**
	1,683.00	**1,008.30**

	Consolidated 2006-07	Rs. Crores Consolidated 2005-06
SCHEDULE 12		
INCOME FROM OPERATIONS		
Revenue from Sale of Products	3,757.30	2,845.11
Income from Services	4,313.76	1,903.15
Income from Financial Services	136.55	70.97
Export Benefits	29.37	16.72
Other Income	197.18	327.14
	8,434.16	**5,163.09**
SCHEDULE 13		
OTHER INCOME		
Dividends on Long Term Investments :		
Trade	11.93	3.27
Others	0.01	0.05
Dividends on Current Investments	9.16	11.38
Profit/(Loss) on sale of Investments (Net) :		
Long Term	0.15	0.01
Current	9.39	3.22
Investment Income - Shareholders fund (BSLI)	15.38	9.36
Miscellaneous Income	18.00	6.03
	64.02	**33.32**
SCHEDULE 14		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	210.38	157.02
Work-in-Process	45.51	38.08
Waste / Scrap	0.44	0.53
	256.33	**195.63**
Less:		
Opening Stocks:		
Finished Goods	157.02	118.41
Work-in-Process	38.08	28.15
Waste / Scrap	0.53	0.22
	195.63	**146.78**
(Increase)/Decrease in Excise duty on Stocks	(0.64)	(3.83)
Add: Stock acquired on amalgamation / acquisition	7.50	5.38
(Increase)/Decrease	**(53.84)**	**(47.30)**
SCHEDULE 15		
COST OF MATERIALS		
Raw Material Consumption	1,761.46	1,305.16
Packing Material Consumption	63.04	47.92
Purchase of Finished Goods	138.11	149.48
	1,962.61	**1,502.56**

SCHEDULES

	Consolidated 2006-07	Rs. Crores Consolidated 2005-06
SCHEDULE 16		
SALARIES,WAGES AND EMPLOYEE BENEFITS		
Payments to & Provisions for Employees:		
Salaries, Wages and Bonus	1,130.66	381.38
Contribution to Provident & Other Funds	37.05	23.83
Welfare Expenses	60.19	28.62
Employee Compensation under ESOP	0.37	0.68
	1,228.27	**434.51**
SCHEDULE 17		
MANUFACTURING, SELLING AND OTHER EXPENSES		
Consumption of Stores & Spares	85.24	68.40
Power & Fuel	405.22	223.31
Processing Charges	77.02	74.31
Tele-Service Charges	380.07	108.09
Connectivity Charges	65.02	18.76
Commission to Selling Agents	388.98	271.64
Brokerage & Discounts	14.55	16.40
Advertisement	177.25	102.77
Transportation & Handling Charges (Net)	33.26	38.53
Other Selling Expenses	304.92	155.51
Auditors' Remuneration	4.50	1.26
Bad debts & Provisions for doubtful debts &advances	19.50	10.32
Repairs & Maintenance		
Buildings	8.08	7.56
Plant & Machinery	68.47	34.55
Others	28.54	8.48
Rent	97.17	36.45
Rates & Taxes	72.98	18.96
Insurance	48.43	11.13
Research & Development Expenses	1.04	0.90
Miscellaneous Expenses	382.06	161.36
	2,662.30	**1,368.69**
SCHEDULE 18		
INTEREST AND OTHER FINANCE EXPENSES		
Interest on Borrowings	357.53	105.05
Other Finance Expenses	28.55	12.01
	386.08	**117.06**
Less: Interest Income		
Interest on long term Investments	0.39	0.21
Other Interest	22.81	13.02
	362.88	**103.83**

SCHEDULE 19

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS ON CONSOLIDATED FINANCIAL STATEMENTS

1 **BASIS OF PREPARATION**

The Consolidated Financial Statements (CFS) are prepared in accordance with Accounting Standard (AS) 21 "Consolidated Financial Statements", AS-23 "Accounting for Investments in Associates in Consolidated Financial Statements" and AS- 27 "Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India (ICAI).

2 **PRINCIPLES OF CONSOLIDATION**

a) The CFS comprises the financial statement of Aditya Birla Nuvo Ltd. (The Reporting Company) and its Subsidiaries, Joint Ventures and Associates. The financial statements of all the companies are in line with generally accepted accounting principles in India.

b) Inter company transactions have been eliminated on consolidation.

3 **COMPANIES INCLUDED IN CONSOLIDATION**

	Country of incorporation	Proportion of ownership interest as on 31st March 2007	Proportion of ownership interest as on 31st March 2006
SUBSIDIARIES			
Aditya Birla Insulators Limited (ABIL) (w.e.f. November 29, 2006)	India	99.00%	—
Aditya Birla Telecom Ltd. (ABTL) (w.e.f December 24, 2005 up to February 28, 2007)	India	—	100.00%
Aditya Vikram Global Trading House Limited (AVGTHL)	Mauritius	100.00%	100.00%
Alpha Garments Pvt Ltd. (AGL) (merged with MGEL w.e.f April 01, 2006)	India	—	100.00%
AV TransWorks Ltd., Canada (AVTL) (Subsidiary of TW) (w.e.f. June 16, 2006)	Canada	88.28%	—
BGFL Corporate Finance Pvt. Ltd. (BGCFPL) (w.e.f. September 01, 2005)	India	100.00%	100.00%
Birla Global Finance Company Ltd. (formerly Birla Global Asset Finance Company Ltd.) (BGFCL) (w.e.f. September 01, 2005)	India	100.00%	100.00%
Birla Insurance Advisory Services Ltd. (BIASL) (Subsidiary of BGCFPL) (w.e.f. September 01, 2005)	India	50.01%	50.01%
Birla Sun Life Insurance Company Limited (BSLICL)	India	74.00%	74.00%
Birla Technologies Limited (Subsidiary of PSI)	India	70.40%	70.40%
Crafted Clothing Pvt. Ltd. (CCPL) (w.e.f. August 03, 2006)	India	100.00%	—
Laxminarayan Investment Limited (LIL)	India	100.00%	100.00%
Madura Garments Export Limited (MGEL) (w.e.f. October 26, 2005)	India	100.00%	100.00%
Millman Insuranc. (Subsidiary of MWI) (w.e.f August 18, 2006)	Canada	88.28%	—
Minacs Kft. (Subsidiary of Minacs GmbH) (w.e.f August 18, 2006)	Hungary	88.28%	—
Minacs Limited (Subsidiary of MWI) (w.e.f August 18, 2006)	UK	88.28%	—

	Country of incorporation	Proportion of ownership interest as on 31st March 2007	Proportion of ownership interest as on 31st March 2006
Minacs Worldwide Inc, Canada (MWI) (Subsidiary of AVTL) (w.e.f August 18, 2006)	Canada	88.28%	—
Minacs Worldwide S.A. de C.V. (Subsidiary of MWI) (w.e.f August 18, 2006)	Mexico	88.28%	—
PSI Data Systems Limited (PSI)	India	70.40%	70.40%
The Minacs GmbH (Subsidiary of Minacs Ltd) (w.e.f August 18, 2006)	Germany	88.28%	—
The Minacs Group (Subsidiary of MWI) (w.e.f August 18, 2006)	USA	88.28%	—
Transworks Inc, USA (TW Inc) (Subsidiary of TW)	USA	88.28%	100.00%
Transworks Information Services Ltd. (TW) (88.28% w.e.f September 07, 2006)	India	88.28%	100.00%
Transworks BPO Philippines Inc (Subsidiary of TW) (w.e.f November 03, 2006)	Philippines	88.28%	—
JOINT VENTURE			
Birla NGK Insulators Private Limited (BNIPL) (On becoming Subsidiary, ceased to be Joint Venture w.e.f November 29, 2006)	India	—	50.00%
Birla Sun Life Asset Management Company Limited (BSAMC) (w.e.f. September 01, 2005)	India	50.00%	50.00%
Birla Sun Life Distribution Company Limited (BSDL) (w.e.f. September 01, 2005)	India	49.99%	49.99%
Birla Sun Life Trustee Company Private Limited (BSTPL) (w.e.f. September 01, 2005)	India	49.80%	49.80%
IDEA Cellular Limited (IDEA)(20.74% up to June 19, 2006; 35.74% from June 20, 2006 to March 09, 2007; further 31.78% thereafter)(Previous Year 4.28% up to September 28, 2005 and 20.74% thereafter)	India	31.78%	20.74%
ASSOCIATE			
Birla Securities Ltd. (BSL) (w.e.f. September 01, 2005)	India	50.00%	50.00%
Crafted Clothing Pvt. Ltd. (CCPL) (w.e.f. October 26, 2005 and on becoming subsidiary, ceased to be an associate w.e.f. August 03, 2006)	India	—	48.00%
English Apparels Pvt Ltd. (EAPL) (w.e.f. February 15, 2006 and merged with CCPL w.e.f. April 01, 2006)	India	—	49.99%
Harwood Garments Pvt Ltd. (HGPL) (w.e.f. February 15, 2006 and merged with CCPL w.e.f. April 01, 2006)	India	—	47.00%

4 **ACCOUNTING POLICIES**

Most of the accounting policies of the Reporting Company and that of its Subsidiaries, Joint Ventures and Associates are similar. However, since certain Subsidiaries / Joint Ventures / Associates are in the business and locations which are distinct from that of the Reporting Company and function in a different regulatory environment, certain accounting policies in respect of investment, depreciation /amortization etc. differ. The accounting policies of all the Companies are in line with generally accepted accounting principles in locations in which the Companies operate.

5. **RETIREMENT BENEFITS**

The Company was recognizing and accruing the Retirement Benefits as per the erstwhile Accounting Standard (AS) – 15 on "Retirement Benefits" till March 31, 2006.

The ICAI has revised AS -15 on "Employee Benefits" and had made it mandatory w.e.f April 01, 2006. Subsequently on December 07, 2006 ICAI postponed the applicability of the standard for Accounting Periods commencing on or after December 07, 2006. However the company has decided for early adoption of revised AS -15 w.e.f April 01, 2006.

In accordance with the transitional provision of revised AS 15, the incremental liability at the beginning of the year

a. Amounting to Rs 2.38 crores (net of deferred tax of Rs. 1.21 crores) in respect of Gratuity and Rs14.86 crores (net of deferred tax of Rs. 7.54 crores) in respect of compensated absence and Rs 2.01crores (net of deferred tax of Rs. 1.02 crores) in respect of pension liability, has been adjusted against general reserve, and

b. Rs 0.37 crores (net of tax) in respect of Gratuity and Rs 5.45 crores (net of tax) in respect of compensated absence and Rs 2.44 crores (net of tax) in respect of pension, has been adjusted against opening balance of Profit and Loss Account.

6. **FOREIGN SUBSIDIARIES**

Translation of foreign subsidiary is done in accordance with AS – 11 (Revised) "The Effects of Changes in Foreign Exchange Rates". In the case of AVGTHL, TW Inc & Transworks BPO Philippines Inc, the financial statements have been translated into Indian rupees considering the operations as integral. The balance sheet items have been translated at closing rate except share capital and fixed assets, which have been translated at the transaction date. The income and expenditure items have been translated at the average rate for the year. Exchange Gain / (Loss) are recognized in the Profit and Loss account.

In case of AVTL and MWI Consolidated Financial Statements, the operations are considered as non-integral. The financial statements have been converted in Indian Rupees at the following exchange rates:

a) Revenue and Expenses: At the average exchange rate during the period

b) All Assets and Liabilities: Exchange rate prevailing at the end of the period

The resultant translation exchange difference has been transferred to foreign currency translation reserve.

7. a) On June 20, 2006 the Reporting Company increased its shareholding in IDEA from 20.74% to 35.74%. On January 23, 2007 the Reporting Company subscribed additional equity shares in the pre IPO allotment made by IDEA. Consequently, shareholding in IDEA increased to 36.26%. Pursuant to the Price Stabilization Agreement entered into between the Reporting Company, IDEA and the price-stabilizing agent (PSA) for IDEA, the Company had lent 4.25 Crore equity shares of IDEA to PSA on February 08, 2007. These shares have been allotted in the IPO of the IDEA under the Green Shoe Option (GSO). On the expiry of the GSO period, the shares have been received back by the Reporting Company on April 19, 2007 from PSA. Consequent to above events, the holding of the Reporting Company in IDEA has reduced to 31.78%. Accordingly, the consolidated financial statements (CFS) of IDEA have been incorporated in the CFS of the Reporting Company.

b) The CFS for IDEA for the nine-month period ended December 31, 2006 have been audited. The CFS of IDEA for the year ended March 31, 2007 have been subjected to limited review by its auditors and accordingly incorporated in CFS. The same have not been audited as the merger of its subsidiaries is in process. The management does not expect any material change arising out of the audit of IDEA for the year ended March 31, 2007. The Reporting Company's share of income & expenditure has been considered on the basis of management certified accounts for the nearest period prior to the change of shareholding.

c) The CFS of Minacs Worldwide Inc which reflects the consolidation of The Minacs Group, Minacs Worldwide S.A. de C.V., Millman Insuranc., Minacs Limited, The Minacs GmbH and Minacs Kft as at March 31, 2007 are prepared and Audited under Canadian Generally Accepted Accounting Principles (GAAP) and are restated as per Indian GAAP for the purpose of Consolidation. For MWI, audited CFS have been considered for the fifteen months period ended March 31, 2007 and the figures of Profit and Loss Account from August 18, 2006, the date of it becoming Subsidiary till March 31, 2007 has been derived by reducing the management certified Profit & Loss Account for the period ended August 17, 2006.

d) On November 28, 2006 the Reporting Company purchased additional 49% stake in its joint venture BNIPL from its Joint Venture partner NGK Insulators, Japan, thus increasing its holding to 99% in BNIPL. The name of the company was subsequently changed to Aditya Birla Insulators Limited. For the purpose of CFS, the results for the four-month period ended March 31, 2007 have been derived from the twelve month audited figures of the period ended March 31, 2007 by reducing there from management certified figures for the period ended November 28, 2006.

e) The Financial Statements of CCPL have been audited for the period ended March 31, 2007. For the purpose of CFS, the results for the nine months period ended March 31, 2007 have been derived from the twelve month audited figures of the period ended March 31, 2007 by reducing there from management certified figures for the three months period ended June 30, 2006.

f) The previous year's Profit & Loss account include BGCFPL, BGFCL, BIASL, BSAMC, BSDL, BSTPL and BSL for seven months period ended March 31, 2006 and MGEL for six months and AGL for three months period ended March 31, 2006. During the previous year, the Reporting Company increased its holding in IDEA from 4.28% to 20.74% on September 28, 2005. For the purpose of CFS, management certified results for the period ended September 28, 2005 have been consolidated at 4.28% and the results for the remaining six months period ended March 31, 2006 have been derived from the twelve month audited figures of the period ended March 31, 2006 by reducing there from management certified figures for the period ended September 28, 2005.

8. a). Pursuant to the Schemes of Amalgamation (the Schemes) under sections 391 to 394 of the Companies Act, 1956, with effect from September 1, 2005 (the Appointed Date) Indo Gulf Fertilizers Limited (herein after referred to as IGFL) and Birla Global Finance Limited (herein after referred to as BGFL), were merged with the Company. The Effective date of the Schemes for merger of IGFL & BGFL was April 3, 2006 and June 30, 2006 respectively.

b). 1,50,30,935 and 85,83,479 Equity Shares of Rs. 10 each of the Company were issued to the shareholders of IGFL and BGFL respectively in the ratio of 1 (one) fully paid-up Equity Share of Rs.10 each of the Company for every 3 (three) fully paid-up Equity Shares of Rs.10 each held in IGFL and BGFL on April 24, 2006 and July 17, 2006 respectively.

9. In view of aforesaid change in shareholding in subsidiaries, joint ventures, associates and amalgamations, the figures for the previous year are not comparable with current year.

Rs. Crores

	Consolidated 31st March , 2007	Consolidated 31st March 2006
10. Estimated amount of Contracts remaining to be executed on Capital Account and not provided for (Net of advances)	410.27	170.03
11. Contingent Liabilities not provided for in respect of:		
a) Claims against the Companies not acknowledged as debts		
i) Income-tax	54.06	34.09
ii) Custom Duty	2.58	2.54
iii) Excise Duty	17.39	37.87
iv) Sales Tax	16.06	9.79
v) Service Tax	0.45	1.65
vi) Others	43.97	35.67
b) Bills discounted / rediscounted with banks	63.70	69.06
c) Corporate Guarantees given to Banks/Financial Institutions for loans taken by companies	21.79	5.00
d) Customs duty on capital goods and raw materials imported under advance licensing / EPCG scheme, against which export obligation is to be fulfilled.	114.68	54.79
e) Dividend on cumulative preference shares	—	38.28
f) Uncalled liability on shares partly paid up	19.58	29.37
g) Others	25.11	4.75
	379.37	**322.86**

12. Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilizers dispatched was required to be supplied in Jute Bags up to 31.08.2001. The Reporting Company made conscious efforts to use jute-packaging material as required under the Act. However, due to non-availability of material as per the Reporting Company's product specifications as well as due to strong customer resistance to use of Jute Bags, the specificied percentage could not be adhered to. The Reporting Company has received a show cause notice, against which a writ petition has been filed with the High Court, which is awaiting hearing. The Reporting Company has been advised that the said levy is bad in law.

13. Deferred Tax (Assets)/ Liability at the year end comprise timing difference on account of:

Rs. Crores

	Consolidated 31st March, 2007	Consolidated 31st March 2006
Depreciation	368.52	313.10
Expenditure/Provisions allowable	(189.22)	(144.42)
Total	**179.30**	**168.68**

Deferred tax assets are not recognized on losses and unabsorbed depreciation in certain subsidiaries.

14. The Reporting Company's proportionate share in the assets, liabilities, income and expenses of its Joint Venture companies (refer note 3 above) included in these consolidated financial statements are given below:

Rs. Crores

BALANCE SHEET	FY 2007	FY 2006
SOURCES OF FUNDS		
Equity Share Capital	836.62	493.98
Preference Share Capital	—	100.17
Reserves & Surplus (Refer detail below)	276.43	(271.51)
	1,113.05	**322.64**
Loan Funds:		
Secured Loans	1124.95	359.97
Unsecured Loans	225.87	355.62
	1,350.82	**715.59**
Deferred Tax Liabilities	2.36	1.08
Total Funds Employed	**2466.23**	**1039.31**
APPLICATION OF FUNDS		
Fixed Assets:		
Goodwill on Consolidation	375.53	244.53
Gross Block	2968.45	1488.62
Less: Accumulated Depreciation	1160.15	632.36
Net Block	**1808.30**	**856.26**
Capital WIP	160.04	36.57
Investments	19.28	15.22
Current Assets, Loans & Advances		
Inventories	5.69	24.84
Sundry Debtors	54.69	52.50
Cash & Bank Balances	579.05	32.40
Loans & Advances	158.09	79.19
	797.52	**188.93**
Less: Current Liabilities & Provisions		
Current Liabilities	697.78	294.24
Provisions	(3.34)	7.96
	694.44	**302.20**
Net Current Assets	**103.08**	**(113.27)**
Total Funds Utilized	**2466.23**	**1039.31**
Contingent Liability	78.20	89.36
Capital Commitment	329.80	53.66

Rs. Crores

PROFIT & LOSS ACCOUNT	FY 2007	FY 2006
INCOME		
Income from Operations	1544.75	543.18
Less: Excise Duty	7.24	11.82
Net Income from Operations	**1537.51**	**531.36**
Other Income	10.68	2.19
	1548.19	**533.55**
EXPENDITURE		
(Increase) / Decrease in Stocks	5.58	0.03
Cost of Materials	34.33	49.73
Salaries, Wages and Employee Benefits	102.16	45.22
Manufacturing, Selling and Other Expenses	897.37	272.99
Interest and Other Finance Expenses (Net)	106.03	42.37
	1145.47	**410.34**
Profit before Depreciation / Amortization	**402.72**	**123.21**
Depreciation / Amortization	226.96	82.78
Profit before Tax	**175.76**	**40.43**
Provision for Taxes	5.82	4.78
Net Profit	**169.94**	**35.65**
Share in Reserves of Joint Ventures:		
Proportionate Share in Reserves of Joint Ventures:		
Amalgamation Reserve	31.73	20.71
Capital Reserve	15.91	—
Capital Fund	0.01	0.01
Capital Redemption Reserve	1.41	1.12
Securities Premium Reserve	583.33	55.49
General Reserve	3.94	4.12
Surplus as per P/L Account	(359.90)	(352.96)
	276.43	**(271.51)**

15 The following amount are included in the Miscellaneous expenses in Profit and Loss Account:

a)	Profit / (Loss) on sale of fixed assets	1.58	(0.45)
b)	Foreign Exchange difference (net)	16.42	(1.32)
c)	All Insurance Claims (unless clearly identifiable with the respective heads of expenses)	2.57	1.43
d)	Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back (net of short provision and sundry balances written off)	16.76	14.95

16. During the year the Reporting Company made a rights offer for issue of 98,26,638 equity shares of Rs 10 each at a premium of Rs 783 per equity share, aggregating to Rs 779.25 crores. Pursuant to same, 98,00,201 equity shares of Rs 10 each fully paid up were allotted on February 13, 2007. Allotment of the balance 26,437 Equity Shares of Rs 10 each has been kept under abeyance pending receipt of necessary document for establishing title to these shares.

17. The effect of acquisition / disposal of subsidiaries during the year is as under:

Rs. Crores

Name of Subsidiary	Revenue (post acquisition)	Net Profit / (Loss) (post acquisition)	Net Assets
Crafted Clothing Pvt Limited	50.13	0.91	37.84
AV TransWorks Limited	—	0.01	663.18
Minacs Worldwide Inc, Canada (Consolidated)	818.37	(40.99)	325.89
Aditya Birla Insulators Limited	90.33	5.93	158.63
TW BPO Philippines Inc	0.11	(0.87)	3.61

On February 28, 2007, the Reporting Company disposed off its investment in wholly owned subsidiary ABTL to IDEA for a total consideration of Rs 10 Crores. ABTL had accumulated losses of Rs 2.53 Crores till February 28, 2007 and its carrying value, as on that date was Rs 7.47 Crores.

18. **Disclosure in respect of Related Parties pursuant to Accounting Standard 18**

a) List of Related Parties

Associates

Crafted Clothing Pvt Limited (up to August 02, 2006)

English Apparels Pvt Limited (merged with CCPL w.e.f. April 01, 2006)

Harwood Garments Pvt Limited (merged with CCPL w.e.f. April 01, 2006)

Birla Securities Limited

Key Management Personnel

Dr. Bharat K. Singh - Managing Director (w.e.f. November 01, 2006)

Sanjeev Aga - Managing Director (up to October 31, 2006)

Adesh Gupta - Whole Time Director

K K Maheshwari - Whole Time Director

Dr. Rakesh Jain - Whole Time Director (w.e.f. April 03, 2006)

S.K. Mitra - Whole Time Director (w.e.f. July 01, 2006)

Vikram Rao - Whole Time Director (w.e.f. November 01, 2006)

Relatives of Key Management Personnel

Usha Gupta (Wife of Adesh Gupta)

Sharda Maheshwari (Wife of K.K. Maheshwari)

Sushmita Mitra (Wife of S.K Mitra)

Vidya Rao (Wife of Vikram Rao)

Enterprises having common key management personnel

K K Maheshwari - Whole Time Director

Tanfac Industries Limited

b) The following transactions were carried out with the related parties in the ordinary course of the business

Rs. Crores

Transaction / Nature of Relationship	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Purchase of goods and services					
Crafted Clothing Pvt. Ltd.	13.97	—	—	—	13.97
	(15.40)	—	—	—	(15.40)
Harwood Garments Pvt. Ltd.	—	—	—	—	—
	(2.09)	—	—	—	(2.09)
Others	—	—	0.01	0.15	0.16
	(0.88)	—	—	(0.06)	(0.93)
Total	**13.97**	**—**	**0.01**	**0.15**	**14.13**
	(18.36)	**—**	**—**	**(0.06)**	**(18.42)**
Sales of Goods and Services					
Tanfac Industries Ltd.	—	1.26	—	—	1.26
	—	(2.02)	—	—	(2.02)
Total	**—**	**1.26**	**—**	**—**	**1.26**
	—	**(2.02)**	**—**	**—**	**(2.02)**
Interest Received					
Crafted Clothing Pvt. Ltd.	0.02	—	—	—	0.02
	—	—	—	—	—
Total	**0.02**	**—**	**—**	**—**	**0.02**
	—	**—**	**—**	**—**	**—**
Receipt against Reimbursement of expenses					
Crafted Clothing Pvt. Ltd.	—	—	—	—	—
	(0.01)	—	—	—	(0.01)
English Apparels Pvt. Ltd.	—	—	—	—	—
	(0.01)	—	—	—	(0.01)
Harwood Garments Pvt. Ltd.	—	—	—	—	—
	(0.02)	—	—	—	(0.02)
Total	**—**	**—**	**—**	**—**	**—**
	(0.04)	**—**	**—**	**—**	**(0.04)**
Interest Expenses					
Birla Securities Ltd.	0.01	—	—	—	0.01
	(β)	—	—	—	(β)
Total	**0.01**	**—**	**—**	**—**	**0.01**
	(β)	**—**	**—**	**—**	**(β)**
Managerial Remuneration Paid					
Mr. Sanjeev Aga	—	—	2.05	—	2.05
	—	—	(1.80)	—	(1.80)
Mr. Bharat K. Singh	—	—	0.68	—	0.68
	—	—	—	—	—
Mr. Adesh Gupta	—	—	1.01	—	1.01
	—	—	(0.38)	—	(0.38)
Mr. K. K. Maheshwari	—	—	2.00	—	2.00
	—	—	(0.71)	—	(0.71)
Mr. Rakesh Jain	—	—	2.53	—	2.53
	—	—	—	—	—
Mr. S. K. Mitra	—	—	1.82	—	1.82
	—	—	—	—	—
Mr. Vikram Rao	—	—	0.59	—	0.59
	—	—	—	—	—
Total	**—**	**—**	**10.68**	**—**	**10.68**
	—	**—**	**(2.89)**	**—**	**(2.89)**

Rs. Crores

Transaction / Nature of Relationship	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Fresh investment made					
Crafted Clothing Pvt. Ltd.	—	—	—	—	—
	(5.70)	—	—	—	(5.70)
Others	—	—	—	—	—
	(0.01)	—	—	—	(0.01)
Total	**—**	**—**	**—**	**—**	**—**
	(5.71)	**—**	**—**	**—**	**(5.71)**
Loans granted (including Inter Corporate Deposits and Interest thereon)					
Crafted Clothing Pvt. Ltd.	3.00	—	—	—	3.00
	—	—	—	—	—
Total	**3.00**	**—**	**—**	**—**	**3.00**
	—	**—**	**—**	**—**	**—**
Loans granted received back (including Inter Corporate Deposits)					
Mr. Adesh Gupta	—	—	0.01	—	0.01
	—	—	—	—	—
Total	**—**	**—**	**0.01**	**—**	**0.01**
	—	**—**	**—**	**—**	**—**
Loans taken (including Inter Corporate Deposits & Bills Re-discounting)					
Birla Securities Ltd.	0.07	—	—	—	0.07
	(0.02)	—	—	—	(0.02)
Mr. S.K.Mitra	—	—	0.29	—	0.29
	—	—	—	—	—
Mrs. Sushmita Mitra	—	—	—	0.26	0.26
	—	—	—	—	—
Others	—	—	—	0.01	0.01
	—	—	—	—	—
Total	**0.07**	**—**	**0.29**	**0.27**	**0.63**
	(0.02)	**—**	**—**	**—**	**(0.02)**
Loans repaid (including Inter Corporate Deposits and Bills Re-discounting)					
Birla Securities Ltd.	0.18	—	—	—	0.18
	(0.18)	—	—	—	(0.18)
Mr. S.K.Mitra	—	—	0.29		0.29
	—	—	—	—	—
Mrs. Sushmita Mitra	—	—	—	0.26	0.26
	—	—	—	—	—
Others	—	—	—	0.01	0.01
	—	—	—	—	—
Total	**0.18**	**—**	**0.29**	**0.27**	**0.74**
	(0.18)	**—**	**—**	**—**	**(0.18)**
Guarantees given during the year					
Crafted Clothing Pvt. Ltd.	—	—	—	—	—
	(5.00)	—	—	—	(5.00)
Total	**—**	**—**	**—**	**—**	**—**
	(5.00)	**—**	**—**	**—**	**(5.00)**

Rs. Crores

Transaction / Nature of Relationship	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Outstanding balances as at 31.3.2007					
Loan granted (Including Interest)	— —	— —	0.05 (0.06)	— —	0.05 (0.06)
Loans taken	— (0.11)	— —	— —	— —	— (0.11)
Amount receivable against Debtors	— —	0.18 (0.28)	— —	— —	0.18 (0.28)
Amounts Payable	— (3.95)	— —	— —	— —	— (3.95)
Guarantees provided for	— (35.72)	— —	— —	— —	— (35.72)
Deposits Receivable	— —	— —	— —	4.50 (3.05)	4.50 (3.05)
Investments	0.01 (5.71)	— —	— —	— —	0.01 (5.71)

19. **Earnings per Share (EPS) is calculated as under:**

Rs. Crores

		FY 2007	FY 2006
Net Profit after exceptional items as disclosed in Profit & Loss account		281.23	204.04
Less: Preference Dividend of IDEA		—	4.64
Net Profit for EPS	**(A)**	**281.23**	**199.40**
Basic			
Weighted average number of Equity Shares outstanding		84,766,362	73,603,988
Add: Adjustment for bonus element in rights issue		3,114,714	2,745,429
Weighted average number of Equity Shares outstanding during the year for calculation of Basic EPS	**(B)**	**87,881,076**	**76,349,417**
Basic EPS (Rs)	**(A/B)**	**32.00**	**26.12**
Weighted average number of Equity Shares outstanding		84,766,362	73,603,988
Add: Shares held in abeyance		47,874	22,097
Add: Adjustment for bonus element in rights issue including for shares held in abeyance		3,115,536	2,746,253
Weighted average number of Equity Shares outstanding during the year for calculation of Diluted EPS	**(C)**	**87,929,772**	**76,372,338**
Diluted EPS (Rs)	**(A/C)**	**31.98**	**26.11**
Nominal value of Shares (in Rs.)		10.00	10.00

BIRLA GLOBAL
ADITYA BIRLA GROUP

Birla Global Finance Company Limited

Save.. Insure.. Spend.. Enjoy..

VISION STATEMENT

"To be the first preference of our customers as a leading intergrated provider of complete financial services through superior value creation and technology"

ABOUT US :

Birla Global Finance Company Ltd. and Birla Insurance Advisory Services Ltd. are Financial Services and Insurance broking Powerhouses respectively and are subsidiaries of Aditya Birla Nuvo Ltd.

Service Offerings

[redacted]

- Loan against Security
- IPO funding
- Leverage Equity Option
- Loan against Mutual Funds

[redacted]

- Bill Discounting
- Channel Financing
- Debt Syndication
- Advisory Services

[redacted]

- Home Loan
- Personal Loan
- Car Loan
- Equipment Loan

[redacted]

- Advisory
- Cover Arrangement
- Claim Negotiation
- Risk Management

Birla Global Finance Company Ltd.
Apeejay, 2nd Floor
Shaheed Bhagatsingh Road, Fort,
Mumbai - 400001
Tel: 22880360
Email: mktg@adityabirla.com

Birla Insurance Advisory Services Ltd.
263, Madhuhans Bldg.,
Dr. Annie Besant Road,
Mumbai - 400025
Tel: 67523800
Email: biaslmum@adityabirla.com


Defining
Leadership
Delivering
Security
Growing
Trust

In a world of rapidly changing economic structures, companies are increasingly providing value through richer intellectual assets while reducing the burden of physical assets. The need for global competitiveness has changed the way traditional industries work in India. This changed scenario requires a paradigm shift in the way we look at business of insurance and the valuation of assets and risk.

Birla Insurance Advisory Services Limited (BIASL) fills this need as a consulting organization that acts as an intermediary between clients and insurance companies, helping both to optimize their professional needs.


Taking India to World
Aditya Birla Group

"An Insurance Partner; not just a transaction functionary"

Birla Insurance Advisory Services Limited is a leading intermediary in the General Insurance market, licensed by IRDA.

- Our Underwriting and Risk Management Team along with dedicated Client Servicing team help our clients in devising a complete risk management solution.
- Our focus is on developing cost effective and near foolproof insurance package.
- Our Claims Team facilitates the claim process, in the unfortunate event of claim, and enables speedy settlements.

Services Offered

Risk Assessment
Claims Management
Portfolio Administration
Risk Management Solutions
Designing Customised Insurance Solutions



We are proud of...

- Specializations in Niche Products like Art Insurance, Event Insurance, (Insurances, Jewellers Insurance, Films Insurance, etc...
- Inspiring Clientele of various Corporate from Public Sector, Private Sec Multinational Companies.
- Significant Contributions in Claims Management.

B I A S L

For further information, please contact our representatives at:

BIRLA INSURANCE ADVISORY SERVICES LIMITED

Regd Office: 263, Madhuhans Building, Dr. A.B. Road, Worli, Mumbai - 400 025.
Tel.: +91 22 26523800 • Fax: +91 22 267523801

• Banglore • Hyderabad • Kolkatta • New Delhi • Mumbai • Pune

20. For Segment Information - Refer Annexure I

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS17), taking into account the organizational structure as well as differential risk and returns of these segments.

Garments	Branded Apparels & Accessories, Contract Exports
Rayon	Viscose Filament Yarn, Caustic Soda and Allied Chemicals
Carbon Black	Carbon Black
Insulator	Insulators
Textiles	Spun Yarn, Fabrics
Fertilizers	Urea, Pesticides & Argon Gas
Financial Services	Retail Asset Finance, Corporate Finance, Capital Market, Syndication, Insurance Advisory, Asset Management, Brokerage Income
Software	Software Services
Life Insurance	Life Insurance Services
Telecom	Telecommunication Services
BPO	Business Process Outsourcing Services

The Reporting Company considers secondary segment based on revenues within India as Domestic Revenues and outside India as Export Revenues. Since assets are used interchangeably, carrying amount of assets and cost incurred during the period to acquire assets based on secondary segment has not been disclosed.

21. For Cash flow statement - Refer annexure II

22. Previous year's figures have been regrouped / rearranged wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242
Mumbai, May 03, 2007

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B.R. GUPTA
G.P. GUPTA

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2007

Annexure -I

Rs. Crores

(I) Primary Segments - Business	Garments		Rayon (Includes Caustic soda and allied Chemicals)		Carbon Black		Insulators Includes Bushings, lighting & Surge Arrestors)		Textiles (Includes Spun Yarns, Fabrics)		Fertilizers		Financial Services		Software	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a Segment Revenue#																
Income from External Customers	830.32	620.56	441.46	385.55	738.94	564.21	225.30	249.19	617.52	524.88	778.48	379.38	136.55	70.97	93.07	85.77
Inter Segment Revenue	0.06	0.08	—	—	—	0.02	—	—	7.48	2.81	—	—	—	—	0.51	0.02
Total Segment Revenue	830.38	620.64	441.46	385.55	738.94	564.23	225.30	249.19	625.00	527.69	778.48	379.38	136.55	70.97	93.58	85.79
b Segment Result (PBIT)	64.57	33.08	88.74	64.22	116.03	75.85	42.80	31.21	52.13	41.44	100.89	55.54	33.52	22.45	4.86	3.78
Less:- Interest and Finance charges*																
Add:- Unallocable income net of Unallocable expenditure																
Profit before Tax and Exceptional items																
Loss/(Gain) due to Exceptional Items																
Profit before tax																
Provision for Current Tax																
Provision for Deferred Tax																
Provision for FBT																
Tax Provision for earlier years written back																
Profit before Minority Interest																
Minority Interest																
Share of Profit/(loss) of Associate																
Net Profit																
c Carrying amount of Segment Assets	645.84	457.76	533.32	476.00	608.64	557.40	227.47	143.11	361.34	305.60	479.93	354.37	695.28	449.27	41.31	40.66
Unallocated Assets																
Total Assets																
d Carrying amount of Segment Liabilities	150.95	110.98	82.78	67.77	121.40	148.40	41.37	39.91	50.16	73.07	79.18	51.03	548.70	325.38	12.18	17.52
Unallocated liabilities																
Total Liabilities																
e Cost incurred to acquire Segment fixed assets during the year	44.38	26.04	148.63	50.57	8.00	10.51	1.46	2.67	31.33	51.83	18.58	1.64	4.15	28.59	3.33	1.77
Unallocated assets																
f Depreciation / Amortization	31.28	26.65	30.94	25.50	16.20	16.52	8.09	5.96	15.23	15.21	28.71	26.10	5.13	3.47	1.54	1.87
Unallocated depreciation																

* Interest and finance charges exclude interest of Rs 42.01Cr (PY 16.42 Cr.) on Financial Services Business, since it is considered as an expense for deriving Segment Result

(II) Secondary segment – Geographical

a) The Company's operating facilities are located in India

	Current Year	Previous Year
Domestic Revenues	6509.20	4247.20
Exports Revenues	1748.80	759.73
Total	8258.00	5006.93

\# Inter segment revenues are recognised on arm's length basis.

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2007

Annexure -I

Rs. Crores

(I) Primary Segments - Business	Life Insurance		Telecom		BPO		Others		Gross Total		Inter Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a Segment Revenue#														
Income from External Customers	1,959.89	1,575.08	1,421.81	388.32	1,013.68	162.05	0.98	0.98	8,258.00	5,006.93				
Inter Segment Revenue	0.12	0.30	—	—	1.86	1.25	—	—	10.03	4.48				
Total Segment Revenue	1,960.01	1,575.38	1,421.81	388.32	1,015.54	163.30	0.98	0.98	8,268.03	5,011.41	(10.03)	(4.48)	**8,258.00**	**5,006.93**
b Segment Result (PBIT)	(135.45)	(57.94)	271.06	73.10	33.76	28.15	0.43	0.68	673.33	371.55	—	—	**673.33**	**371.55**
Less:- Interest and Finance charges*													320.88	87.41
Add:- Unallocable income net of Unallocable expenditure													1.01	2.78
Profit before Tax and Exceptional Items													**353.47**	**286.92**
Loss/(Gain) due to Exceptional Items													(0.53)	4.04
Profit before tax													**353.99**	**282.89**
Provision for Current Tax													114.58	96.81
Provision for Deferred Tax													18.03	(5.51)
Provision for FBT													9.26	8.19
Tax Provision for earlier years written back													(30.31)	(5.37)
Profit before Minority Interest													**242.43**	**188.77**
Minority Interest													(38.34)	(14.90)
Share of Profit/(loss) of Associate													0.46	0.37
Net Profit													**281.23**	**204.04**
c Carrying amount of Segment Assets	4,322.58	2,714.34	3,092.98	1,168.46	1,038.69	88.68	30.52	30.14	12,077.90	6,785.81	(49.89)	(40.37)	12,028.01	6,745.44
Unallocated Assets													2,694.66	1,316.26
Total Assets													**14,722.66**	**8,061.70**
d Carrying amount of Segment Liabilities	4,095.61	2,559.16	675.50	251.97	127.95	15.91	0.84	1.05	5,986.63	3,662.16	(49.89)	(40.37)	5,936.74	3,621.80
Unallocated liabilities													5,149.11	2,298.18
Total Liabilities													**11,085.85**	**5,919.98**
e Cost incurred to acquire Segment fixed assets during the year	39.21	22.27	842.96	123.06	74.63	15.99	—	—	1,216.65	334.94	—	—	1,216.65	334.94
Unallocated assets													1.07	2.47
f Depreciation / Amortization	20.36	14.04	218.71	74.62	43.95	12.70	0.22	0.22	420.35	222.86	—	—	420.35	222.86
Unallocated depreciation													2.43	2.10

CONSOLIDATED CASH FLOW STATEMENT AS ON 31ST MARCH, 2007

ANNEXURE II

Rs. Crores

PARTICULARS		2006-07			2005-06	
A CASH FLOW FROM OPERATING ACTIVITIES						
Net Profit before tax		**353.99**			**282.89**	
Adjustments for :						
Depreciation	423.54			225.07		
Change in valuation of liabilities in respect of life policies	1,383.55			1,166.06		
Provision for doubtful debts	19.50			10.32		
Provision for ESOP	0.37			0.68		
Interest Expenses (Net)	362.88			103.83		
(Profit) / Loss on Fixed Assets sold	(1.58)			0.45		
(Profit) / Loss on Sale of Investments	(9.54)			(3.23)		
Investment Income on Shareholders' Fund	(15.38)			(9.36)		
Dividend Income	(21.10)			(14.69)		
		2,142.24			1,479.13	
Exceptional items		(2.53)			—	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**2,493.70**			**1,762.02**	
Adjustments for:						
Decrease / (Increase) in trade and other recievables	(639.99)			186.57		
Decrease / (Increase) in inventories	13.69			(118.21)		
Increase / (Decrease) in trade and other payables	377.63	(248.67)		(119.99)	(51.63)	
CASH GENERATED FROM OPERATIONS		**2,245.03**			**1,710.39**	
Income Taxes Refund/(Paid) (net)		(92.40)			(93.92)	
NET CASH FROM OPERATING ACTIVITIES			**2,152.63**			**1,616.47**
B CASH FLOW FROM INVESTING ACTIVITIES						
(Purchase)/ Sale of Fixed Assets		(1,386.56)			(412.63)	
Investment in subsidiary (Net of Cash)		(630.18)			(0.11)	
Amount received on disposal of Subsidiary		10.00			—	
Sale/ (Purchase) of Investments (net)		(1,616.74)			(944.83)	
Investment in Joint Venture (IDEA)		(1,317.56)			(645.14)	
Inter Corporate Deposits		193.91			(193.95)	
Interest received		21.86			10.39	
Investment Income on Shareholders' Fund		15.38			9.36	
Dividend received		21.10			14.69	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(4,688.79)**			**(2,162.22)**

CONSOLIDATED CASH FLOW STATEMENT AS ON 31ST MARCH, 2007

Rs. Crores

PARTICULARS	2006-07		2005-06	
C CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Shares under Right Issue	9.81		—	
Redemption of Preference Shares in Joint Venture	(153.50)		—	
Proceeds from issue of Shares to Minority	137.59		28.60	
Adjustment arising out of Foreign Currency Fluctuation	27.26		—	
Security Premium on issue of shares of Company and Joint Venture	1,223.69		0.06	
Proceeds from / (Repayment of) Borrowings (net)	2,428.33		710.59	
Dividends paid (including tax thereon)	(107.44)		(27.31)	
Interest and Finance Charges paid	(367.80)		(111.23)	
NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**3,197.94**		**600.71**
NET INCREASE IN CASH AND EQUIVALENTS		661.78		54.96
CASH AND CASH EQUIVALENTS (OPENING BALANCE)		154.07		88.72
CASH OF BGFL SUBSIDIARIES AND JOINT VENTURES		—		4.23
CASH OF IGFL AND BGFL		—		6.16
CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		815.85		154.07

Notes:

	2006-07	2005-06
1) Cash and cash equivalents include:—		
Cash, cheque in hand and remittance in transit	73.26	65.75
Balance with Banks	742.59	88.32
Total	**815.85**	**154.07**

2) Previous year's figures have been regrouped / rearranged to confirm to the current year's presentation, wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242
Mumbai, May 03, 2007

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B.R. GUPTA
G.P. GUPTA

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

(Rs. Crores unless otherwise stated)

	Birla Sun Life Insurance Company Limited	Aditya Birla Insulators Limited	PSI Data Systems Limited	Birla Technologies Limited	Laxminarayan Investment Limited	Madura Garments Export Limted	Crafted Clothing Pvt Limited	Aditya Vikram Global Trading House Limited		Birla Insurance Advisory Services Limited	Birla Global Finance Company Limited
								US $ in Lacs	Rs. Crores		
The period of the Subsidiary Company	1st April 2006 to 31st March 2007	29th Nov. 2006 to 31st March 2007	1st April 2006 to 31st March 2007	1st April 2006 to 31st March 2007	1st April 2006 to 31st March 2007	1st April 2006 to 31st March 2007	3rd Aug. 2006 to 31st March 2007	1st April 2006 to 31st March 2007		1st April 2006 to 31st March 2007	1st April 2006 to 31st March 2007
Extent of interest in Subsidiary Company											
Equity Share Capital	671.50	25.00	7.55	9.80	21.00	15.28	0.50	8.50	3.70	2.70	75.96
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	74.00%	99.00%	70.40%	100.00%	100.00%	100.00%	100%	100.00%		50.01%	100.00%
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.											
a) not dealt with in the Accounts of the Company											
(i) For the financial year of the subsidiary	(103.40)	5.87	1.74	(0.94)	1.10	(1.72)	0.91	0.41	0.07	1.38	5.40
(ii) For the previous financial years since it became the subsidiary of the Company	(223.73)	-	(34.92)	(11.62)	3.84	0.08	-	2.52	1.21	1.01	(1.01)
b) dealt with in the Accounts of the Company											
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable	Not Applicable

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

(Rs. Crores unless otherwise stated)

	BGFL Corporate Finance Private Limited	Transworks Information Services Ltd.	Transworks Inc, USA		A V Tranworks Limited, Canada		Transworks BPO Phillippins Inc		Minacs Worldwide Inc, Canada (Consolidated)*	
			US $ in lacs	Rs. Crores	CAD in lacs	Rs. Crores	PHP in lacs	Rs. Crores	CAD in Millions	Rs. Crores
The period of the Subsidiary Company	1st April 2006 to 31st March 2007	1st April 2006 to 31st March 2007	1st April 2006 to 31st March 2007		16th June 2006 to 31st March 2007		3rd November 2006 to 31st March 2007		18th August 2006 to 31st March 2007	
Extent of interest in Subsidiary Company										
Equity Share Capital	0.51	2.35	7.00	3.33	1,270.00	480.06	490.37	4.48	39.75	150.27
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100 %	88.28%	100 %		100 %		100%		100%	
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.										
a) not dealt with in the Accounts of the Company										
(i) For the financial year of the subsidiary	0.19	21.22	1.00	0.35	0.02	0.01	(89.47)	(0.87)	(10.46)	(40.99)
(ii) For the previous financial years since it became the subsidiary of the Company	(0.02)	25.07	0.44	0.39	-	-	-	-	-	-
b) dealt with in the Accounts of the Company										
(i) For the financial year of the subsidiary	Nil	0.16	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable		Not Applicable		Not Applicable		Not Applicable	

Notes :

Aditya Birla Telecom Ltd. ceased to be subsidiary w.e.f 28.02.2007.

Alpha Garments Pvt Limited merged with Madura Garments Exports Ltd. w.e.f 1.4.2006.

Minacs Worldwide Inc, Canada (Consolidated) is converted at the average rate of exchange of CAD$ = Rs 39.21 (Rate as on March 31, 2007 CAD$ = Rs 37.80)

* For details of subsidiaries of Minacs Worldwide Inc, Canada refer Annexure "1"

Mumbai, May 03, 2007

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director and CFO

DEVENDRA BHANDARI
Company Secretary

Directors
TARAJANI VAKIL
P. MURAI
B. R. GUPTA
G. P. Gupta

The Ministry of Company Affairs, Government of India vide its orders No. 47/25/2007-CL-III dated March 14, 2007 and May 17, 2007, issued under section 212 (8) of the Companies Act, 1956, has exempted the Company from attaching the documents of subsidiaries of the Company on March 31, 2007 under section 212(1) of the Companies Act, 1956. However, Annual Accounts of the subsidiary companies for the year ending on March 31, 2007, and the related detailed information will be made available to the investors of the company at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

ANNEXURE '1' OF STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

	Minacs Worldwide Inc, Canada		Millman Insuranc, Canada		Minancs Kft. Hungary		Minancs Ltd. UK		Minancs Worldwide S.A. de C.V., Mexico		Minancs GmbH, Germany		Minancs Group, USA	
	CAD in Lacs	Rs. Crores	CAD in '000	Rs. Lacs	HUF in Lacs	Rs. Crores	GBP in Lacs	Rs. Crores	MXN in Lacs	Rs. Crores	EUR in Lacs	Rs. Crores	USD in Lacs	Rs. Crores
The period of the Subsidiary Company	18th August 2006 to 31st March 2007		18th August 2006 to 31st March 2007		18th August 2006 to 31st March 2007		18th August 2006 to 31st March 2007		18th August 2006 to 31st March 2007		18th August 2006 to 31st March 2007		18th August 2006 to 31st March 2007	
Extent of interest in Subsidiary Company														
Equity Share Capital	397.55	150.27	0.10	0.04	30.00	0.07	0.01	0.01	0.50	0.02	0.25	0.15	3.02	1.31
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%	
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.														
a) not dealt with in the Accounts of the Company														
(i) For the financial year of the subsidiary	(119.59)	(46.89)	43.15	16.92	143.27	0.32	1.46	1.26	—	—	1.87	1.09	22.91	10.28
(ii) For the previous financial years since it became the subsidiary of the Company	—	—	—	—	—	—	—	—	—	—	—	—	—	—
b) dealt with in the Accounts of the Company														
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable	

Converted at the average rate of exchange of CAD$ = Rs 39.21 and US$ = Rs 44.89 and GBP = Rs 86.43 and EURO = Rs 58.13 and HUF = Rs 0.22 (Rate as on March 31, 2007 CAD$ = Rs 37.80 and US $ = Rs 43.47 and GBP = Rs 85.55 and EURO = Rs 58.06 and HUF = Rs 0.23 and MXN = Rs 3.94)

STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

The particulars of subsidiary companies as required by orders No. 47/25/2007-CL-III dated March 14,2007 and May 17, 2007 of Ministry of Company Affairs, Government of India, issued under section 212 (8) of the Companies Act, 1956 are as follows :

(Rs. Crores unless otherwise stated)

	Birla Sun Life Insurance Company Limited	Aditya Birla Insulators Limited	PSI Data Systems Limited	Birla Technologies Limited	Laxminarayan Investment Limited	Madura Garments Export Limted	Crafted Clothing Pvt Limited	Aditya Vikram Global Trading House Limited		Birla Insurance Advisory Services Limited	Birla Global Finance Company Limited	BGFL Corporate Finance Private Limited
								US $ in Lacs	Rs. Crores			
Share Capital (Equity and Preference)	671.50	25.00	22.55	9.80	21.00	15.58	8.00	8.50	3.70	2.70	75.96	0.51
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(444.56)	64.22	(16.41)	(20.17)	4.95	8.83	2.63	2.93	1.28	5.42	(1.42)	1.53
Total assets (Fixed Assets+Current Assets)	306.87	230.98	35.87	5.90	13.94	153.82	51.03	11.48	5.00	3.13	472.97	8.06
Total Liabilities (Debts + Current Liabilities & provisions)	4,099.98	141.76	41.01	16.28	14.24	129.41	40.41	0.06	0.02	1.01	447.45	6.34
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	4,020.05	-	0.00	-	0.04	-	0.00	-	-	6.00	49.02	0.02
Revenue	1,975.39	220.21	85.44	23.63	2.31	144.11	68.33	0.57	0.26	8.59	49.68	1.61
Profit before Taxation	(137.38)	1.02	2.79	(0.89)	1.33	(2.07)	4.50	0.41	0.07	4.24	10.14	0.20
Provision for Taxation (Including FBT)	2.36	(0.10)	0.33	0.05	0.23	0.35	2.62	-	-	1.49	4.74	0.01
Profit after Taxation	(139.74)	1.12	2.46	(0.94)	1.10	(1.72)	1.88	0.41	0.07	2.75	5.40	0.19
Proposed dividend (Including Dividend Tax)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES (CONTD.)

(Rs. Crores unless otherwise stated)

	Transworks Information Services Ltd.	Transworks Inc, USA		A V Tranworks Limited, Canada		Transworks BPO Phillippines Inc		Minacs Worldwide Inc, Canada (Consolidated)*	
		US $ in Lacs	Rs. Crores	CAD in Lacs	Rs. Crores	PHP in Lacs	Rs. Crores	CAD in Millions	Rs. Crores
Share Capital (Equity and Preference)	2.35	7.00	3.33	1,270.00	480.06	490.37	4.48	39.75	150.27
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	307.30	2.44	0.90	0.02	0.01	(89.47)	(0.87)	(41.64)	(157.40)
Total assets (Fixed Assets+Current Assets)	173.57	11.84	5.27	494.71	187.00	462.99	4.17	114.51	432.83
Total Liabilities (Debts + Current Liabilities & provisions)	405.42	2.40	1.04	496.28	187.60	62.09	0.56	116.40	439.96
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	-	-	-	-	-	-	-	-	-
Revenue	215.10	14.35	6.49	11.59	4.54	11.95	0.11	411.75	1,621.67
Profit before Taxation	24.79	0.97	0.34	0.04	0.02	(89.47)	(0.87)	(17.66)	(69.53)
Provision for Taxation (including FBT)	0.76	(0.03)	(0.01)	0.02	0.01	-	-	4.37	17.20
Profit after Taxation	24.03	1.00	0.35	0.02	0.01	(89.47)	(0.87)	(22.02)	(86.73)
Proposed dividend (Including Dividend Tax)	0.27	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

For details of subsidiaries of Minacs Worldwide Inc, Canada refer Annexure "B"

Figures of Minacs Worldwide Inc, Canada (Consolidated) is for 15 months.

* Minacs Worldwide Inc, Canada (Consolidated) is converted at the average rate of exchange of CAD$ = Rs 39.39 (Rate as on March 31, 2007 CAD$ = Rs 37.80)

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT,1956

A) Details of investments of Birlasunlife Insurance Company Limited as at 31.3.2007

Rs. Crores

	Shareholders	Policyholders	Assets held to cover Linked liabilities	Total
LONG TERM INVESTMENTS				
1 Government securities and Government guaranteed bonds including Treasury Bills	110.34	45.12	768.06	923.52
2 Other Investments				
(a) Debenture / Bonds	10.17	16.60	256.57	283.34
(b) Equity	-	-	1,025.30	1,025.30
3 Investment in Infrastructure and Social Sector Bonds	53.89	20.42	454.44	528.75
4 Other than Approved Investments	2.50	-	228.44	230.94
Total (A)	176.90	82.14	2,732.81	2,991.85
SHORT TERM INVESTMENTS				
1 Government securities and Government guaranteed bonds including Treasury Bills	37.82	0.97	4.80	43.59
2 Other Approved Securities	-	-	-	-
- Fixed deposits	15.00	-	-	15.00
- Others	34.77	-	262.95	297.72
3 Other Investments				
(a) Mutual Funds	9.94	8.51	16.82	35.27
(b) Debenture / Bonds	-	-	347.89	347.89
(c) Fixed Deposits	-	-	62.00	62.00
(d) Others	-	9.80	-	9.80
Total (B)	97.53	19.28	694.46	811.27
Other Assets				
1 Bank Balances	-	-	180.71	180.71
2 Interest Accrued on Investments	-	-	54.26	54.26
3 Fund Charges	-	-	(2.74)	(2.74)
4 Outstanding Contract (Net)	-	-	(15.30)	(15.30)
Total (C)	-	-	216.93	216.93
Total (A+B+C)	**274.43**	**101.42**	**3,644.20**	**4,020.05**

B) Details of investments of PSI Data Systems Limited

	Rs.
CURRENT INVESTMENTS	
4294 Units of Birla Sunlife Mutual Funds	49,878

C) Details of investments of Crafted Clothing Pvt Limited

CURRENT INVESTMENTS	
National Saving Certificates	26,250

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT,1956 (CONTD.)

D) Details of investments of M/s Laxminarayan Invetments Limited

	Number	As at 31st March, 2007 Rs.
LONG TERM INVESTMENTS(QUOTED)		
Equity Shares:		
Arvind Mills Limited	5	318
Bajaj Auto Limited	2	1,772
Century Textiles Ltd.	5	611
Datamatics Technologies Ltd.	5	776
Housing Development Finance Corporation Ltd.	2	1,148
ICICI Bank Ltd.	5	1,303
I Flex Solutions	5	2,815
Infosys Technologies Ltd.	8	5,333
Kotak Mahindra Bank	25	1,742
Pantaloon Retail India Ltd.	30	2,188
Phillips Carbon Black Ltd.	10	511
Polaris Software	5	730
Raymonds Ltd	5	997
Satyam Computers Ltd.	10	1,622
Wipro Ltd.	6	1,596
Zodiac Cloth Co. Ltd.	10	1,320
UNQUOTED		
Equity Shares of Rs. 10 Each Fully Paid Up		
Birla Management Centre Services Ltd.	7000	70,000
8% Preference Share of Rs. 10 Each Fully Paid Up		
Birla Management Centre Services Ltd.	200	2,000
Total (A)		**96,783**
CURRENT INVESTMENTS		
Units of Mutual Fund of Rs.10 Each		
Birla Cash Plus Retail Plan Dividend	21268.908	348,159
Total (B)		**348,159**
Grand Total (A + B)		**444,942**

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT,1956 (CONTD.)

E) Details of investment of Birla Global Finance Company Limited

		Number	As at 31st March, 2007 Rs.
LONG TERM INVESTMENTS			
Equity Share			
Quoted			
HDFC Bank		68	4,000
	(A)		4,000
Unquoted			
Birla Management Centre Services Ltd		7,000	70,000
Birla Sun Life Trustee Co. Pvt. Ltd.		10	540
	(B)		70,540
UTI Mutual Fund	**(C)**	48,972,874	490,149,909
	Grand Total (A+B+C)		490,224,449

F) Details of investment of BGFL Corporate Finance Private Limited

		Number	Rs.
LONG TERM INVESTMENTS			
Equity Share			
Quoted			
Dhoot Industrial Finance Ltd		200,000	240,000
Biochem Synergy Ltd		5,200	1,000
Maxwel Apparel Ltd		10,562	500
Shetkari Solvent Ltd		300	1,000
Tribology Ltd		1,950	975
	(A)		243,475
(a) Unquoted			
Birla Sun Life Trustee Co. Pvt. Ltd		10	320
	Sub - Total (a)		320
(b) Preference Shares (Fully Paid)			
Secals Ltd (.50% Cumm. Redeemable Pref Shares)		540,000	54,000
Secals Ltd (14.00% Cumm. Redeemable Pref Shares)		460,000	46,000
	Sub - Total (b)		100,000
	(B) = (a+b)		100,320
Less: Provision for dimunition in the value of investments			103,975
	Grand Total (A+B)		239,820

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT,1956 (CONTD.)

		Number	As at 31st March, 2007 Rs. Crores
G)	**Details of investment of Birla Insurance Advisory Services Limited**		
	CURRENT INVESTMENTS		
	Birla Fixed Term Plan Series P	1,000,000	1.00
	Birla Fixed Term Plan Series O	5,000,000	5.00
	Total		6.00

ANNEXURE 'B' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT,1956

	Minacs Worldwide Inc, Canada		Millman Insuranc, Canada		Minacs Kft.- Hungary		Minacs Ltd. UK		Minacs Worldwide S.A. de C.V., Mexico		Minacs GmbH, Germany		Minacs Group, USA	
	CAD in Lacs	Rs. Crores	CAD in '000	Rs. Lacs	HUF in Lacs	Rs. Crores	GBP in Lacs	Rs. Crores	MXN in Lacs	Rs. Crores	EURO in Lacs	Rs. Crores	USD in Lacs	Rs. Crores
Share Capital (Equity and Preference)	397.55	150.27	0.10	0.04	30.00	0.07	0.01	0.01	0.50	0.02	0.25	0.15	3.02	1.31
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(363.81)	(137.52)	(0.10)	(0.04)	216.86	0.51	0.11	0.09	(0.50)	(0.02)	11.31	6.57	20.74	9.01
Total assets (Fixed Assets+Current Assets)	1,087.65	411.13	-	-	1,520.68	3.56	12.44	10.64	-	-	27.22	15.80	331.24	144.00
Total Liabilities (Debts + Current Liabilities & provisions)	1,058.78	400.22	-	-	1,273.82	2.98	12.47	10.67	-	-	15.77	9.15	307.49	133.67
Details of Investments (excluding investments in subsidiary companies)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenue	2,128.85	838.46	-	-	4,669.53	10.20	29.40	24.72	-	-	104.36	59.61	1,540.53	694.58
Profit before Taxation	(217.61)	(85.71)	100.46	39.57	160.59	0.35	0.27	0.23	-	-	6.03	3.44	42.00	18.94
Provision for Taxation (Including FBT)	20.03	7.89	-	-	26.10	0.06	0.05	0.05	-	-	2.24	1.28	17.14	7.73
Profit after Taxation	(237.64)	(93.60)	100.46	39.57	134.49	0.29	0.22	0.19	-	-	3.79	2.16	24.86	11.21
Proposed dividend (Including Dividend Tax)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Converted at the average rate of exchange of CAD$ = Rs 39.39 and US$ = Rs 45.09 and GBP = Rs 84.08 and EURO = Rs 57.12 and HUF = Rs 0.22 (Rate as on March 31, 2007 CAD$ = Rs 37.80 and US $ = Rs 43.47 and GBP = Rs 85.55 and EURO = Rs 58.06 and HUF = Rs 0.23 and MXN = Rs 3.94)

NOTES

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO & ITS SUBSIDIARIES / JVs

Aditya Birla Nuvo Limited : Viscose Filament Yarn, Garments, Carbon Black, Fertilisers, Textiles (Spun Yarn & Fabrics), Insulators (Domestic Marketing)

Subsidiaries

- **Birla Sun Life Insurance Company Limited** [JV with Sun Life Financial Inc of Canada] : Life Insurance
- **TransWorks Information Services Limited & its subsidiaries** : Business Process Outsourcing
  - Transworks Inc. USA
  - TransWorks BPO Philippines Inc
  - A V TransWorks Ltd., Canada
  - Minacs World Wide Inc.& its subsidiaries
    - Millman Insurance, Canada
    - The Minacs Group, USA
    - Minacs Worldwide S.A.. de C.V., Mexico
    - Miancs Limited, UK
    - Minacs Gmbh, Germany
    - Minacs Kft., Hungary
- **PSI Data Systems Limited & its subsidiary - Birla Technologies Limited** : Software Services
- **Aditya Birla Insulators Limited** : Insulators
- **Madura Garments Exports Limited** : Contract Exports
- **Crafted Clothing Private Limited** : Garments Manufacturing
- **Laxminarayan Investment Limited & its subsidiaries** : Investment
  - **Madura Garments Lifestyle Retail Co. Limited** : Retail
  - **Peter England Fashion and Retail Limited** : Retail
- **Aditya Vikram Global Trading Housing Limited** : General Trading
- **Birla Global Finance Company Limited** : Retail Finance Company
- **Birla Insurance Advisory Services Limited** : Non-life Insurance Advisory Services
- **BGFL Corporate Finance Private Limited** : Corporate Services

Joint Ventures

- **Idea Cellular Limited** : Telecom
- **Birla Sunlife Asset Management Company Limited** : Investment/ Mutual Fund
- **Birla Sunlife Trustee Company Pvt. Limited** : Trustee of Birla Mutual Fund
- **Birla Sunlife Distribution Company Limited** : Investment Advisory

END